2026 Proxy Statement

bread financial.

Dear Fellow Bread Financial Stockholders

Bread Financial delivered another year of strong operating and financial results building on the foundation we established in prior years. In 2025, our results reflected a commitment to responsible growth, financial flexibility, and continued progress on operational excellence. The Company strengthened its competitive position through ongoing improvements in customer experience and furthered its product and partner diversification, deepening relationships with existing partners while expanding into new industry verticals. Additionally, the Company returned significant capital to stockholders through share repurchases and dividends, while also strengthening our balance sheet through debt reduction and refinancing, as well as the issuance of subordinated debt and preferred stock. Bread Financial's focus on innovation and tech modernization helped enable us to deliver solid results in 2025 and positions the Company for continued growth in the years ahead.

Our Culture and People

In 2026, Bread Financial will celebrate its 25th anniversary as a public company and 30 years since its inception. It has been a privilege and honor for me to have served on the Board for many of these years, including this recent period of exciting transformation. But what I am most proud of is the culture we have developed and nurtured at Bread Financial. We believe our people and culture are a meaningful competitive advantage and a foundation for long-term success.

We are committed to fostering a culture that encourages collaboration, personal development, and a strong sense of purpose. This commitment extends throughout the company, including active Board oversight and guidance to ensure culture remains a priority and is reflected in how the Company operates every day.



"As I reflect on my 25 years as a board member and look to the future, I am confident that Bread Financial is well-positioned for continued success. Our leadership team and Board of Directors remain committed to increasing stockholder value through sustainable growth and excellence in execution. On behalf of the Board of Directors, we appreciate your continued support and trust in us."

— Roger H. Ballou

Board Oversight and Governance

Sound corporate governance is fundamental to delivering long-term value for our stockholders, and the Board of Directors remains deeply engaged in overseeing the Company's strategic direction, capital allocation priorities, and enterprise governance and risk. This includes controls and a framework around responsible AI use, stringent privacy and security policies, rigorous risk assessments, and transparent oversight. Leveraging a broad range of backgrounds, perspectives, and industry expertise, the Board works closely with our CEO, Ralph Andretta, and the management team to support thoughtful decision-making and long-term investments that strengthen the business. Throughout the year, the Board maintains active oversight of various governance and risk areas, including executive compensation, Board and executive succession planning, cybersecurity, and broader corporate governance practices.

The Board values our stockholders' perspectives on our business, corporate governance, compensation, sustainability practices, human capital management, and various other matters, which have been important contributors to Board-level discussions.

Executive Succession Planning

The Board undertakes an active and ongoing role in succession planning as part of its oversight of leadership and long-term strategy. The Board regularly reviews both long-term and emergency succession plans for the Chief Executive Officer and other key senior leadership roles, including management's assessment of internal talent and readiness for advancement. Directors engage with current and emerging leaders through formal presentations and informal interactions throughout the year to evaluate leadership capabilities, strengthen the Company's talent bench, and help ensure continuity of leadership to support sustained business performance and achievement of strategic objectives. The Board has the utmost confidence that we have, and will continue to have, the right leadership to continue driving responsible, profitable growth.

Board Composition and Refreshment

As a Board of Directors, we routinely assess the composition of the Board and aim to strike an appropriate balance between the deep knowledge and understanding of the business that comes from longer-term service and the fresh ideas and perspectives that come from adding new members. We also consider the relevant skills and experience on the Board as the business evolves and expands, with the objective of maintaining an experienced, qualified, and engaged Board with the right skill sets to effectively oversee management and our strategy in a rapidly changing business and regulatory environment. We have added seven new directors in the last seven years, providing the right mix of financial, technology and retail expertise, among other key areas. As a result, we believe we have a Board with an appropriate mix of skills, backgrounds and experiences that leverages its diversity to effectively oversee our strategy as the Company positions itself to remain agile in a dynamic financial services environment.

Along with planning for key executive succession, we also believe that Board succession planning is important as the industry and our business strategy continue to evolve. On at least an annual basis, the Board assesses its leadership structure, including the appointment of the Chair of the Board. After six years as Chairman and 25 years on the board, I will be retiring from the Board and will not stand for re-election at the upcoming Annual Meeting of Stockholders. I am honored to have led a Board with this level of talent and dedication and leave the Company in very capable hands. The Board is excited to begin the next chapter of Bread Financial's growth.

Responsible Growth and Sustainability

Throughout fiscal 2025, our commitment to responsible, profitable growth remained a top priority. Bread Financial has a long history of placing people at the center of how the Company operates. This unwavering commitment to our people, along with the Company's dedication to environmental stewardship, community engagement and robust governance centered around responsible business practices, serve as the underpinnings of the Company's long-term sustainability and success. These priorities are embedded in how management runs the business, align closely with our corporate culture and strategy, and support value creation for our business and stockholders. I am also very proud that the Company's efforts continue to be recognized by third-parties, having received eight awards for our responsible business practices in 2025, including two from Newsweek recognizing Bread Financial as one of the "Most Trustworthy Companies in America" and one of America's "Most Responsible Companies." The Board supports Bread Financial's culture, focused on delivering results and living the Company's values every day.

Conclusion

As I reflect on my 25 years as a board member and look to the future, I am confident that Bread Financial is well-positioned for continued success. Our leadership team and Board of Directors remain committed to increasing stockholder value through sustainable growth and excellence in execution. On behalf of the Board of Directors, we appreciate your continued support and trust in us.

Sincerely,

Roger H. Ballou
Chair of the Board of Directors

Notice of Annual Meeting of Stockholders



Date & Time:
Tuesday, May 19, 2026
10:00 a.m., Eastern Time



Place:
Via Webcast @
www.proxydocs.com/BFH



Record Date:
March 25, 2026



How to Vote:
You are cordially invited to attend the virtual meeting, but whether or not you expect to attend, we urge you to grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote electronically if you attend the virtual meeting, even if you have given your proxy (other than for shares held in the Bread Financial 401(k) Plan), subject to the requirement to provide a proof of legal proxy for shares held by brokers or other nominees.

Items of Business

01 | ELECTION OF DIRECTORS

02 | ADVISORY VOTE ON EXECUTIVE COMPENSATION

03 | APPROVAL OF THE 2026 EMPLOYEE STOCK PURCHASE PLAN

04 | RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR 2026

05 | SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF



Admission

Important Notice Regarding Admission to the 2026 Virtual Annual Meeting of Stockholders:

The meeting will be held on Tuesday, May 19, 2026 at 10:00 a.m. Eastern Time. Stockholders or their legal proxy holders who wish to attend the Annual Meeting of Stockholders may register in advance at www.proxydocs.com/BFH and enter the control number on their proxy card, Notice of Internet Availability of Proxy Materials or instructions accompanying their proxy materials previously received. See additional instructions for admission and attendance under the heading "Attending the Virtual Annual Meeting" below in this proxy statement. This year's meeting will be held exclusively online; we are not holding an in-person meeting. Stockholders will be able to attend, vote and submit questions (both before, and during a portion of, the meeting) virtually.

The Notice of Internet Availability of Proxy Materials or, if requested, a printed copy of the Proxy Materials, was first mailed on or about April 7, 2026 to all stockholders of record as of March 25, 2026.

By order of the Board of Directors,

Joseph L. Motes III
Corporate Secretary

April 7, 2026
3095 Loyalty Circle
Columbus, Ohio 43219

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be Held on May 19, 2026: This proxy statement and annual report on Form 10-K for the year ended December 31, 2025 are available at www.proxydocs.com/BFH or on the Securities and Exchange Commission's website at www.sec.gov.



Table of Contents

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Proxy Summary

This summary highlights certain information about Bread Financial's business, corporate governance, sustainability strategy and executive compensation program. Stockholders are encouraged to read our entire Proxy Statement and 2025 Annual Report carefully before voting.

Meeting Information

Date & Time:
Tuesday, May 19, 2026
10:00 a.m., Eastern Time

Place:
Via Webcast @
www.proxydocs.com/BFH

Record Date:
March 25, 2026

How to Vote:

You are cordially invited to attend the virtual meeting, but whether or not you expect to attend, we urge you to grant your proxy to vote your shares by telephone or through the Internet by following the instructions included on the Notice of Internet Availability of Proxy Materials that you received, or if you received a paper copy of the proxy card, to mark, date, sign and return the proxy card in the envelope provided. You may still vote electronically if you attend the virtual meeting, even if you have given your proxy (other than for shares held in the Bread Financial 401(k) Plan), subject to the requirement to provide a proof of legal proxy for shares held by brokers or other nominees.



Items of Business

01 | ELECTION OF DIRECTORS
The Board of Directors recommends that stockholders vote FOR the election of each of the nominees.

02 | ADVISORY VOTE ON EXECUTIVE COMPENSATION
The Board of Directors recommends that stockholders vote FOR the compensation paid to our named executive officers as disclosed in this proxy statement.

03 | APPROVAL OF THE 2026 EMPLOYEE STOCK PURCHASE PLAN
The Board of Directors unanimously recommends that stockholders vote FOR approval of the 2026 employee stock purchase plan.

04 | RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors recommends that stockholders vote FOR the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for 2026.

Bread Financial

We are a tech-forward financial services company that provides simple, personalized payment, lending and saving solutions to millions of U.S. consumers. Our payment solutions deliver growth for some of the most recognized brands in travel & entertainment, specialty apparel, health & beauty, jewelry, sporting goods, technology and electronics, as well as home & furniture through our co-brand and private label credit cards and pay-over-time products providing choice and value to our shared customers. Additionally, we offer Bread Financial general purpose credit cards and saving products that empower our customers and their passions for a better life.

Responsible Business Practices that Drive our Success



Ethical Decision-making   Proactive Risk Management   Operational Excellence

Technology Modernization   Inclusive Culture   Stakeholder Engagement

2025 Business Highlights & Awards

Below is a snapshot of certain of our business highlights and recognitions from 2025. These figures are as of, or for the year ended, December 31, 2025 from continuing operations, and comparative figures are measured against December 31, 2024. A more detailed discussion of our 2025 strategic objectives and achievements can be found below under "Compensation Discussion and Analysis" beginning on page 50.

INCREASED NET INCOME TO:

$521M (87% increase)

INCREASED DILUTED EPS TO:

$10.96 (98% increase)

INCREASED TANGIBLE BOOK VALUE PER COMMON SHARE[1] TO:

$57.57 (23% increase)

10 OF 10 LARGEST PROGRAMS SECURED INTO AT LEAST:

2028

INCREASED SHARE REPURCHASES TO:

$310M (5.6x increase)

INCREASED COMMON STOCK DIVIDEND BY:

10% ($0.23 per share)

GREW CONSUMER DEPOSITS TO:

$8.5B (11% increase)

CONSUMER DEPOSITS ACCOUNTED FOR:

48% of 4Q25 total funding

(1) This is a non-GAAP financial measure. Refer to Appendix A for applicable definitions and reconciliations.

Select 2025
Corporate Citizenship & Workplace Awards



**Newsweek's America's
Most Responsible
Companies**



**Newsweek's Most
Trustworthy Companies
in America**



**Great Place to
Work Certified (both
U.S. and India)**



**Great Place to Work -
Best Workplaces in
Fintech (India)**



**Benchmark Portal
Center of Excellence**



**Forbes Best Large
Employers**

2026 Director Nominees

The Board of Directors has nominated the following nine director nominees for election at our 2026 annual meeting. Roger H. Ballou, our current Board Chair and member of the Audit Committee and Compensation & Human Capital Committee, is not standing for re-election in accordance with our director retirement policy and therefore his term as Board Chair and his committee memberships will expire at the 2026 annual meeting. See "Directors Not Standing for Re-Election" on page 44.

Directors	Occupation	Age	Director Since	Independent	Committee Memberships*			
					Audit	Compensation & HC	N&CG	Risk & Technology
Ralph J. Andretta	President and CEO, Bread Financial Holdings, Inc.	65	2020					
John J. Fawcett	Former EVP and Chief Financial Officer of CIT Group Inc.	67	2024	•	•		•	
John C. Gerspach, Jr.**	Former CFO of Citigroup, Inc.	72	2020	•	✪			•
Praniti Lakhwara	Chief Information Officer of Zscaler	50	2024	•				•
Rajesh Natarajan	Chief Product and Strategy Officer of Globalization Partners	56	2020	•			•	•
Joyce St. Clair	Former EVP and Chief Human Resources Officer of Northern Trust Corporation	67	2023	•		•		•
Timothy J. Theriault	Former EVP, Global CIO and Advisor to CEO of Walgreens Boots Alliance, Inc.	65	2016	•	•			✪
Laurie A. Tucker	Founder and Chief Strategy Officer of Calade Partners LLC	69	2015	•		•	✪	
Sharen J. Turney	Former CEO of Victoria's Secret	69	2019	•		✪	•	

✪ Chair • Member

* Reflects current committee memberships for each director nominee. If the director nominees are elected at the annual meeting, the Board has approved changes to the current committee assignments, as reflected in the "2026 Director Nominees and Proposed Committee Memberships" table on page 35.

**If Mr. Gerspach is elected at the annual meeting, he will replace Mr. Ballou as our Board Chair following the annual meeting.

Proxy Summary

Director Nominees Snapshot

INDEPENDENCE

Independent	**8**
Non-Independent	**1**

NOMINEES WHO ARE DIVERSE BY RACE OR GENDER **5**

DIRECTOR TENURE

0-4 years	**3**
5-9 years	**4**
10-14 years	**2**

Average Director Tenure: **5.8 years**

AGE DISTRIBUTION

50-60 years	**2**
61-75 years	**7**

Average Age: **64**

Director Experience and Qualifications



Accounting / Auditing / Risk Management	**9/9**	
Business Operations	**9/9**	
CEO / Executive Leadership	**9/9**	
Corporate Governance / Ethics	**3/9**	
IT / Cybersecurity / Privacy	**6/9**	
International Operations	**9/9**	
Corporate Finance / Capital Management	**4/9**	
Financial Expertise / Literacy	**9/9**	
Human Capital / Compensation	**7/9**	
Mergers & Acquisitions	**5/9**	
Other Public Company Board Experience	**4/9**	
Relevant Industry Experience	**9/9**	

BOARD REFRESHMENT

7 Number of New Directors in Last 7 Years

75 Mandatory Retirement Age

BOARD AND COMMITTEE MEETINGS IN FISCAL 2025

7 Full Board Meetings

17 Audit Committee

7 Compensation & Human Capital Committee

4 Nominating & Corporate Governance Committee

4 Risk & Technology Committee

DIRECTOR ELECTIONS

ANNUAL
Frequency of Board Elections

MAJORITY
Voting Standard for Uncontested Elections

Corporate Governance Highlights



SHAREHOLDER RIGHTS

- Proxy access for stockholders
- Majority voting for uncontested director elections
- Responsive, active and ongoing stockholder engagement program
- Annual election of all directors
- Stockholder right to call a special meeting
- Annual advisory vote on executive compensation
- No poison pill



KEY GOVERNANCE PRACTICES

- Independent Chair of the Board of Directors
- Annual Board and committee self-assessments
- Periodic individual director assessments by independent third-party facilitator
- All independent director nominees, except CEO
- Independent directors regularly meet in executive sessions
- Demonstrated commitment to Board refreshment, with 7 new directors in the last 7 years
- Committed to ensuring director nominees represent a range of backgrounds, skills, experiences, perspectives and qualifications
- Skills matrix-driven nominee selection and Board composition
- Two female directors serve as Board Committee Chairs
- All financially literate Audit Committee members and two Audit Committee Financial Experts
- Strong commitment to operating responsibly by integrating sustainability into our business strategy and operations
- Mandatory retirement age of 75 years for directors
- Robust director onboarding program
- Significant stock ownership requirements for directors and executive officers
- Prohibition on hedging, pledging and speculative trading of Company securities
- Codes of Ethics for associates, directors and senior financial officers, with annual acknowledgment and training
- Limitations on directors' public company board and audit committee service



BOARD OVERSIGHT

- Active Board and committee oversight of the Company's business plan, corporate strategy and risk management
- Monitors the "tone at the top" and our workplace culture and values
- Active Board engagement in managing talent and succession planning for executives
- Periodic reports and presentations to Board and Audit and Risk & Technology committees focusing on cybersecurity and emerging technologies
- Annual dedicated Board retreat focused on corporate strategy
- Risk & Technology Committee oversight of our enterprise risk management and enterprise technology functions
- Nominating & Corporate Governance Committee oversight of sustainability-related matters
- Compensation & Human Capital Committee oversight of human capital management strategies and initiatives

Sustainability Highlights

Our sustainability strategy is shaped by regular feedback from key stakeholders, ensuring their needs and expectations are prioritized. By integrating sustainability into every aspect of our operations, we are able to achieve our long-term financial and reputational goals.

OUR SUSTAINABILITY STRATEGY

Managing our Business Responsibly | **Empowering our Customers** | **Engaging our Associates** | **Environmental Responsibility** | **Creating Possibilities for our Communities**

A few highlights from 2025 as they align with the tenets of our sustainability framework are set forth below. Additional information regarding our sustainable business practices begins on page 25.

Managing our Business Responsibly

- Deepened our efforts to drive value and efficiency through our enterprise-wide focus on operational excellence.
- Obtained credit ratings upgrades from Moody's and Fitch.
- Advanced technology, including responsible adoption of AI, to increase automation and efficiency.
- Improved the effectiveness, efficiency and proactive capabilities of our risk management function.

Empowering Our Customers

- Completed the rollout of our mobile app to all eligible branded credit card programs.
- BenchmarkPortal has certified us as a Center of Excellence for the 20th consecutive year, confirming our place among the top 10% of contact centers for efficiency and service quality.
- Implemented Spark, a generative AI powered digital assistant, improving customer service support.
- Conducted our first Brand Partner Relationship Survey, revealing insights on how best to improve the customer experience.

Engaging Our Associates

- Received multiple awards and recognitions for our workplace culture and wellbeing program.
- Implemented an industry-leading online learning platform to help all associates advance their technology skills and foster a culture of innovation.
- Established the Operational Excellence Training Academy supporting associate development in areas like AI, change management, design thinking and Lean Six Sigma.
- Achieved high ratings for belonging on associate survey.

Environmental Responsibility

- Strengthened climate and environmental performance though continued progress toward our long term emissions reduction goals.

- Continued integration of sustainability as part of our technology transformation strategy.

Creating Possibilities for Our Communities

- $14 million in charitable donations to support financial wellness, thriving communities, and protecting our planet.

- Increased associate volunteer hours by 14% over last year.

- Increased associate donations and participation in our annual Giving Campaign, with donations reaching $2 million.

- Enhanced customer relief program by adding proactive efforts to better support communities affected by natural disasters.

- Increased our paperless billing statement rate 7 percentage points over last year.

- Executed 10 cause marketing campaigns promoting shared values with our brand partners.

Stakeholder Engagement & Transparency

78%
We contacted stockholders representing 78% of our shares

51%
Holders of 51% of our shares responded and engaged

165
Number of equity investors with whom we engaged

140
Number of debt investors with whom we engaged







Stockholder Engagement
Management and, where appropriate, directors engage with stockholders through various means, including earnings calls, investor meetings, conferences, fireside chats and periodic investor days. Below are certain key topics frequently discussed with our stockholders.

- Business strategy and outlook
- Board composition and succession planning
- Risk management
- Sustainability
- Corporate governance
- Data privacy, cybersecurity and emerging technologies, including AI
- Executive compensation, including response to our annual say-on-pay votes

For more detail, see "Corporate Governance – Investor Engagement" (page 20) and "Compensation Discussion and Analysis – Say-On-Pay and Stockholder Engagement" (page 56).

Other Stakeholder Engagement
We actively seek the input of a broad range of stakeholders in advancing our business objectives. In 2025 we engaged with the stakeholders below to better understand their views and ensure we are prioritizing issues that are important to them and align with our long-term business success.

- Associates
- Brand partners
- Customers
- Debt investors
- Regulators and government officials
- Ratings agencies
- Proxy advisory firms
- Community and non-governmental organizations

For more detail, see "Corporate Governance – Investor Engagement" (page 20).

Commitment to Transparency
We are committed to visibility and transparency into our business and to sharing our perspectives on matters of interest to our stakeholders. Below are certain examples of our commitment to transparency.

- Financial reporting presentation and metrics now align more closely to bank holding company peers, allowing for greater comparability with many of our peers
- Enhanced compensation disclosures
- Annual Sustainability Report
- Other disclosures addressing matters critical to stakeholders can be found on our website or as exhibits to our SEC filings, as applicable, including:
  - Human Rights Statement
  - Environmental Policy Statement
  - Codes of Ethics
  - Insider Trading Policy
  - Compensation Recoupment Policy
  - Supplier Code of Conduct
  - Political Contributions and Activity Policy

Executive Compensation Summary & Responsiveness

Executive Compensation Program Goals and Components

Our executive compensation program supports our business strategies by properly incentivizing and rewarding our executives for performance, aligning our executives' interests with the long-term interests of our stockholders, and allowing us to attract, retain and motivate the highest level of executive talent to guide our business and successfully execute on our strategies. We seek to achieve these objectives by linking individual pay with the Company's performance on a range of financial and non-financial measures, as well as key strategic goals. Our compensation programs are structured to encourage our executives to deliver strong results over the short-term while making decisions that create sustained value for our stockholders over the long-term.

Consistent with our compensation philosophy, the total target direct compensation of our named executive officers (NEOs) is heavily weighted towards variable, at-risk compensation that is tied to performance, with 89% of our CEO's total pay at risk and 80% of our other NEOs' average total pay at risk for 2025. The 2025 performance-based component for our CEO and our other NEOs comprised 63% and 61%, respectively, of such executive officers' total direct compensation.

2025 CEO TARGET PAY MIX[1]



2025 AVERAGE NEO TARGET PAY MIX[1]



(1)   These pay mix charts exclude amounts listed in the column titled "All Other Compensation" in the *Summary Compensation Table* included in this proxy statement.

Proxy Summary

Below is a summary of each component of our executive compensation program. We use each component of compensation to satisfy one or more of our compensation objectives.

In response to feedback we received from our stockholders through our engagement efforts, we re-designed our 2025 performance-based RSUs to incorporate additional performance metrics - namely, an Earnings Per Share (EPS) metric and a relative Total Stockholder Return (rTSR) modifier - along with our primary metric Return on Tangible Common Equity (ROTCE)[1]. **In 2025, we received approximately 95% support on our say-on-pay proposal**.

	Form of Payment	Performance Period	Performance Criteria	Objectives	For More Information
Base Salary	Cash; Fixed	Ongoing	Alignment of salary with performance is evaluated on an annual basis	• Compensates for day-to-day performance • Attracts, retains and rewards NEOs with competitive fixed pay • Reflects experience and job scope	Page 62
Annual Incentive Compensation (AIC)	Cash; Performance-Based	1-Year	Based on results of balanced scorecard for the year	• Incentivizes performance on a range of financial and non-financial metrics in the following categories: Stockholder, Customer and Associate • Rewards successful execution of key annual strategic goals	Page 62
Long-Term Equity Incentive Compensation (LTIC)	60% Performance-Based RSUs (PBRSUs)	3-Year Cliff Vesting	ROTCE (75% weight) EPS (25% weight) rTSR (+/-10%)	• Aligns incentives with stockholder interests and long-term financial objectives • Focuses our executives on delivering exceptional performance	Page 71
	40% Time-Based RSUs (TBRSUs)	Vests Ratably Over 3-Year Period	Time-based	• Increases retention • Promotes direct alignment with stockholder interests • Rewards creation of long-term value	Page 71

(1) This is a non-GAAP financial measure. Refer to Appendix A for applicable definitions and reconciliations.

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Agenda & Voting Recommendations



Proposal 01

ELECTION OF DIRECTORS

The Board of Directors recommends that stockholders vote **FOR** the election of each of the following 9 director nominees:

- Ralph J. Andretta
- John J. Fawcett
- John C. Gerspach, Jr.
- Praniti Lakhwara
- Rajesh Natarajan
- Joyce St. Clair
- Timothy J. Theriault
- Laurie A. Tucker
- Sharen J. Turney



Proposal 02

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors recommends that stockholders vote **FOR** the compensation paid to our named executive officers as disclosed in this proxy statement.



Proposal 03

APPROVAL OF THE 2026 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors recommends that stockholders vote **FOR** approval of the 2026 employee stock purchase plan.



Proposal 04

RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors recommends that stockholders vote **FOR** the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for 2026.





Corporate Governance

Overview

Corporate governance at Bread Financial is designed to promote the priorities and interests of our stakeholders, strengthen Board and management accountability, increase transparency and foster responsible decision-making. Just as we are committed to delivering sustainable financial performance, we remain considerate of the material risks and opportunities involved in delivering value to our stockholders, brand partners, customers, vendors, associates and communities.

Following a long tradition of sound governance, our Board of Directors continues to develop, support and oversee the implementation of sustainable, stakeholder-centric practices consistent with the evolving governance environment, our stakeholders' expectations, and the commitments we have made to them. Our Board is guided by our Corporate Governance Guidelines, which provide a framework for the governance of the Company. These guidelines address, among other things, the roles and responsibilities of our Board, the qualification and selection of directors, director orientation and education, board leadership, board structure, director time commitments and board process. Our Board reviews the Corporate Governance Guidelines, Committee charters and other governance policies annually and updates them as appropriate to address evolving corporate governance practices.



Board Leadership

Our Board of Directors oversees and interacts with management to serve the long-term interests of the Company and our stockholders. In assessing these interests, the Board considers, as appropriate, the day-to-day needs of other stakeholders, including our associates and surrounding communities. Focus areas such as Company strategy, risk assessment and mitigation, cybersecurity, artificial intelligence, compliance, leadership development and succession, human capital management, operational performance, corporate governance, community investment and sustainability comprise the Board's typical span of oversight.

Our bylaws require the Board of Directors to select a Board chair from among the directors and a chair for each Board committee, while our Corporate Governance Guidelines allow the Board to decide, in its business judgment, the appropriate leadership structure for our Company. The Board periodically reviews the Company's leadership structure to determine what best serves the Company and our stockholders. The Board currently believes having a non-executive Chair is best practice, and, since December 2009, a non-executive director has occupied the role of Board Chair. This structure provides a clear and distinct separation between the Board Chair and our Chief Executive Officer (CEO) and enables our CEO to focus on the day-to-day operation of our business.

The Board Chair's duties include presiding over Board meetings and executive sessions, promoting the effective flow of constructive feedback between Board members and management, advising and counseling the CEO, assisting in setting meeting agendas and facilitating Board communication with our stockholders.

In accordance with our director retirement policy, our current Board Chair, Roger Ballou, will not stand for re-election at the 2026 annual meeting and therefore his term as Board Chair and his committee memberships will expire at the annual meeting. Mr. Ballou has been a director since 2001, Board Chair since 2020 and is a current member of the Audit and Compensation & Human Capital Committees.

If elected at the annual meeting, the Board has approved Mr. Gerspach to serve as the new Board Chair, effective at the conclusion of the 2026 annual meeting. Mr. Gerspach has been a director since 2020 and brings extensive executive-level experience in the banking and financial services industry, including in audit, accounting, risk management and global operations. Mr. Gerspach currently serves as Chair of the Audit Committee and a member of the Risk & Technology Committee and has a proven track record of fostering strong corporate governance and collaboration among Board members. The Board believes Mr. Gerspach's strong leadership experience, expertise, independence and tenure make him uniquely qualified to lead the Board and help ensure a seamless transition upon Mr. Ballou's retirement.

Director Independence

We have adopted general standards for determining director independence that are consistent with the NYSE listing standards. For a director to be deemed independent, the Board of Directors must affirmatively determine that the director has no material relationship with us or our subsidiaries, affiliates or any member of our senior management or their affiliates. Our Board annually reviews the independence of its non-employee directors. In making this determination, the Board considers relationships and transactions during the past three years between each director or any member of their immediate family, on the one hand, and our company, our subsidiaries, affiliates and senior management, on the other hand. For relationships not covered by certain bright-line criteria set forth in the NYSE listing standards, the determination of whether the relationship is material and, therefore, whether the director would be independent, is made by the Board of Directors. Directors have an affirmative obligation to inform our Board of any material changes in their circumstances or relationships that may impact their designation as "independent." Additional independence requirements established by the SEC and the NYSE apply to members of the Audit Committee and Compensation & Human Capital Committee.

Our Board reviewed the independence of our directors and considered any transactions and relationships between each of the director nominees and the Company (including our subsidiaries, affiliates and senior management). Among other things, the Board considers whether directors serve as officers or directors of other companies with which the Company engages in business or has some other form of relationship. As a result of its director independence review, the Board of Directors affirmatively determined that none of director nominees Fawcett, Gerspach, Lakhwara, Natarajan, St. Clair, Theriault, Tucker or Turney has a material relationship with the Company (including our subsidiaries, affiliates and senior management) and, therefore, each is independent as defined by the rules and regulations of the SEC and the listing standards of the NYSE.

Board of Directors and Committees

We are managed under the direction of our Board of Directors. Under our bylaws, the size of our Board may be between six and 12 directors. Our Nominating & Corporate Governance Committee regularly assesses the appropriate size of the Board. We currently have 10 directors, including nine non-employee directors. All directors are elected annually and serve a one-year term. As previously mentioned, in accordance with our director retirement policy, Roger Ballou is not standing for re-election and his term as a director will expire at the 2026 annual meeting. Accordingly, our Board has recommended nine director nominees for election at the 2026 annual meeting and, if all nominees are elected, the size of the Board will be reduced to nine directors.

During 2025, our Board of Directors met seven times. Each of our directors attended at least 75% of the meetings of the Board and Board committees on which they served during such director's tenure. In accordance with our Corporate Governance Guidelines, we expect all director nominees to attend the annual stockholder meeting. All director nominees attended the 2025 virtual annual meeting of stockholders.

Our Board has four standing committees, consisting of the Audit Committee, Compensation & Human Capital Committee, Nominating & Corporate Governance Committee and Risk & Technology Committee. Our Board has adopted a written charter for each committee, which sets forth their respective roles and responsibilities. The charters for each of these committees, as well as our Corporate Governance Guidelines and our Codes of Ethics for our senior financial officers, our Board members and our associates, are posted on our website at **www.breadfinancial.com**.

On at least an annual basis, the Nominating & Corporate Governance Committee reviews committee assignments and discusses whether rotation of committee members and committee chairs is appropriate. The Nominating & Corporate Governance Committee and Board viewed Mr. Ballou's pending retirement and Mr. Gerspach's nomination to assume the Board Chair position as an opportunity to review and adjust the composition of the Board committees, which it believes will introduce fresh perspectives and broaden and diversify the views and experiences represented on the committees. Proposed changes to the current committee assignments are reflected in the "2026 Director Nominees and Proposed Committee Memberships" table on page 35.

Our Board has determined that all current and proposed members of each of the Board's standing committees are independent and fulfill the requirements applicable to their designated committees. In addition, the Board has determined that all current and proposed members of the Audit Committee are financially literate and each of Mr. Gerspach and Mr. Fawcett possesses accounting or related financial management expertise within the meaning of the NYSE listing standards and are Audit Committee financial experts within the meaning of applicable SEC rules.

Audit Committee

2025 MEETINGS

17

Current Members
Roger H. Ballou
John J. Fawcett
John C. Gerspach, Jr. (Chair)
Timothy J. Theriault

Independent/ Financially Literate
Each current and proposed member is independent and financially literate

Audit Committee Financial Experts
Mr. Ballou, Mr. Fawcett and Mr. Gerspach

Proposed Members
John J. Fawcett (Chair)
John C. Gerspach, Jr
Joyce St. Clair
Timothy J. Theriault
Sharen J. Turney

Roles and Responsibilities

The Audit Committee's primary roles and responsibilities include:

- overseeing the integrity of our financial statements, related SEC disclosures, and compliance with legal and regulatory requirements

- overseeing the qualifications, independence and performance of our independent registered public accounting firm, including approving audit and permissible non-audit services to be performed by the firm

- overseeing the performance of our internal audit department

- reviewing the audit practices, guidelines and policies of our bank subsidiaries

- reviewing certain business and client contracts of the Company and our bank subsidiaries, as well as proposed acquisition or divestiture, merger, outsourcing or similar agreements exceeding certain thresholds

- overseeing our finance function, including the Company's annual operating plan, capital and corporate debt strategies and execution, and other matters relating to capital planning

- providing risk oversight as set forth under the caption "Board's Role in Risk Oversight" below

Compensation & Human Capital Committee

2025 MEETINGS

7

Current Members
Roger H. Ballou
Joyce St. Clair
Laurie A. Tucker
Sharen J. Turney (Chair)

Independent
Each member is independent

Proposed Members
John G. Gerspach, Jr.
Rajesh Natarajan
Laurie A. Tucker
Sharen J. Turney (Chair)

Roles and Responsibilities

The Compensation & Human Capital Committee's primary roles and responsibilities include:

- overseeing executive compensation, benefit plans and human capital management strategies, including recruiting, retention, career development and associate engagement

- reviewing and approving executive officer compensation, including evaluating CEO performance and recommending CEO compensation for approval by the independent directors of the Board

- reviewing and approving our compensation philosophy, programs and plans for associates

- reviewing with management succession planning for key executive officers

- periodically reviewing director compensation practices and recommending revisions to the Board as appropriate

- reviewing and approving the Compensation Discussion and Analysis and other proxy statement disclosures related to human capital management and executive and director compensation

- providing risk oversight as set forth under the caption "Board's Role in Risk Oversight" below

Compensation & Human Capital Committee Interlocks and Insider Participation

No member of the Compensation & Human Capital Committee is or has ever been one of our officers or other associates. No interlocking relationship exists between our executive officers or the members of our Compensation & Human Capital Committee and the board of directors or compensation committee of any other company.

Nominating & Corporate Governance Committee

2025 MEETINGS

4

Current Members
John J. Fawcett
Rajesh Natarajan
Laurie A. Tucker (Chair)
Sharen J. Turney

Independent
Each member is independent

Proposed Members
John J. Fawcett
Praniti Lakhwara
Laurie A. Tucker (Chair)

Roles and Responsibilities

The Nominating & Corporate Governance Committee's primary roles and responsibilities include:

- identifying and evaluating qualified director candidates and recommending nominees for election to the Board

- recommending to the Board the size and composition of the Board and its committees, the Board chair and the chair for each Board committee

- developing a Board succession plan and making recommendations to the Board on director succession matters

- reviewing our Corporate Governance Guidelines to ensure they reflect best practices and recommending proposed changes to the Board

- leading the Board and its committees in their annual self-assessment performance review

- overseeing compliance with our Code of Ethics and related ethics matters

- overseeing our sustainability strategies, including reviewing with management our initiatives, programs and reporting related to sustainability matters, including climate risk and human rights

- providing risk oversight as set forth under the caption "Board's Role in Risk Oversight" below

Risk & Technology Committee

2025 MEETINGS

4

Current Members
John C. Gerspach, Jr.
Praniti Lakhwara
Rajesh Natarajan
Joyce St. Clair
Timothy J. Theriault (Chair)

Independent
Each member is independent

Proposed Members
Praniti Lakhwara
Rajesh Natarajan
Joyce St. Clair
Timothy J. Theriault (Chair)

Roles and Responsibilities

The Risk & Technology Committee's primary roles and responsibilities include:

- overseeing our Enterprise Risk Management (ERM) Framework, including credit, market, liquidity, capital, strategic, reputational, operational, compliance, and other identified risks - and our enterprise technology function

- reviewing and recommending to the Board for approval our ERM Framework and Risk Appetite Statements, and assessing alignment of our strategy and capital plans with our established risk appetite

- reviewing risk management governance at our bank subsidiaries, in consultation with our Chief Risk Officer

- monitoring risk management- and technology-related regulatory developments and trends

- overseeing our compliance with applicable laws and regulations

- overseeing enterprise technology governance, planning, strategy, cybersecurity, development and use of AI, and significant technology projects, investments and expenditures

- providing risk oversight as set forth under the captions "Board's Role in Risk Oversight," "Board Oversight of Information Security and Cybersecurity" and "Board Oversight of Artificial Intelligence" below

Executive Sessions

We regularly conclude our Board meetings with executive sessions. In most instances, either the Board Chair or the CEO leads the Board in a director-only executive session. After the CEO leaves the meeting, the Board Chair then leads the non-management members of the Board in an executive session. Each committee meeting may also conclude, at the election of such committee members, with an executive session. At the conclusion of quarterly meetings of the Audit Committee, the Audit Committee Chair typically leads an executive session during which the Chief Financial Officer, the Vice President of Global Audit and representatives of the independent registered public accounting firm may each meet separately with the committee. At the conclusion of quarterly meetings of the Risk & Technology Committee, the committee typically meets with the Chief Risk Officer in executive session apart from management. The Compensation & Human Capital Committee meets in executive session to discuss compensation matters regarding the CEO. The Board and each of its standing committees meet in executive session to review and discuss the results of their respective annual evaluations.

Board and Committee Evaluations

REVIEW OF PROCESS	QUESTIONNAIRE	SUMMARY OF RESULTS	FOLLOW UP
Our Nominating & Corporate Governance Committee annually examines our evaluation process, determining the appropriate format, approach and questions to ensure process effectiveness	Directors provide written responses to the Board and committee evaluations on an anonymous, unattributed basis, assessing performance and effectiveness and identifying areas for improvement	The Chief Legal Officer provides summarized results to the Board and each committee. The results are discussed with the full Board and each committee during executive sessions	Evaluation results that require follow up or identify areas for improvement are considered and implemented, as appropriate

Our Board conducts an annual evaluation of the Board and its committees, which is administered and overseen by the Nominating & Corporate Governance Committee. As part of the evaluation process, each director completes a written questionnaire on an anonymous, unattributed basis designed to assess the Board's performance and solicit feedback for improving Board effectiveness. Directors consider various topics related to Board composition, structure, effectiveness and responsibilities, as well as the overall mix of skills, experience and backgrounds represented on the Board. In addition, each Board committee conducts a similar evaluation to assess committee performance and effectiveness, the results of which are reviewed by the respective committees in executive session and reported to the Board.

The Board meets in executive session to discuss the evaluation results, including input received from the committees. Following such discussion, the Board takes action, either directly or with the assistance of management, to implement changes as appropriate to address feedback and any opportunities for improvement identified in the evaluation process. From time to time, the Nominating & Corporate Governance Committee may also engage an independent third party facilitator to conduct one-on-one interviews with each director to gain additional insight into Board and director performance and effectiveness, and it will continue to consider the use of such a facilitator on a periodic basis as appropriate.

Feedback Incorporated

Over the past few years, feedback from the Board evaluation process has led to, among other things:

- a formalized and enhanced director onboarding program
- engaging an independent third-party to facilitate individual director evaluations
- more in depth bank-level reporting
- focused director training sessions and outside presentations on topics of interest
- more opportunities for one-on-one meetings with senior leaders
- refinement of meeting materials and additional time allocated for discussions
- periodic check-ins by our Board Chair with individual directors

Director Selection Process

Identifying and Evaluating Candidates for Directors

The Nominating & Corporate Governance Committee is responsible for reviewing with the Board the qualifications for Board membership and for identifying, assessing and recommending qualified candidates for the Board's consideration. The committee maintains a skills matrix that is based on the Company's strategic plan and is reviewed and updated on a regular basis. The skills matrix assists the committee in its consideration of existing directors and potential candidates to ensure the Board has the appropriate balance of experience, skills and attributes.

The committee uses a variety of methods for identifying and evaluating potential director candidates, including third-party search firms, recommendations from current Board members, senior executives and stockholders, and research using subscription-based portal resources. Regardless of the method used, the Board has committed to ensuring that Board nominees represent a range of backgrounds, skills, experiences, perspectives and qualifications. The committee will consider all candidates identified through the methods described above, and will evaluate each of them, including incumbent directors and candidates recommended by stockholders, based on the same criteria.

The committee conducts comprehensive reviews and assessments of potential candidates and discusses their qualifications and expected contributions to the Board during committee and Board meetings. Any candidate who advances from this process is interviewed by members of the Nominating & Corporate Governance Committee and other Board members, including the Chair. The committee recommends favorable candidates to the Board for approval, and the Board makes the final determination on whether to nominate or appoint the candidate.

Director Qualifications and Nominations to the Board

There are no firm prerequisites to qualify as a candidate for our Board of Directors, but we seek directors who possess the requisite background, knowledge, experience, expertise and time, and who will strengthen and increase the skills and qualifications of our Board. When selecting director nominees, the Nominating & Corporate Governance Committee also considers other relevant factors as it deems appropriate, including the current composition of the Board, director independence, and the need for Audit Committee or other particular expertise. We seek director candidates who have sufficient time to make a significant contribution to our Board, to our Company and to our stockholders. Each member of our Board is expected to ensure that other existing and planned future commitments do not materially interfere with their service as a director. Directors are expected to attend meetings of the Board and the Board committees on which they serve and to spend the time needed to prepare for meetings.

When determining the slate of directors, the Nominating & Corporate Governance Committee considers current Board members as well as potential candidates identified through the methods mentioned above. After completing a thorough evaluation of current directors and any potential candidates, the committee provides its recommendations to our Board for review and approval. After careful consideration, the Board will determine the director nominees to recommend to our stockholders for election or re-election at our annual stockholder meeting.

Board Refreshment

Our Board has maintained an active and successful Board refreshment process, **with 7 new directors in the last 7 years**, providing the Board with a strong mix of experience, skills and backgrounds.

Board Refreshment Process

Evaluate current Board composition, update skills matrix and identify qualities sought

As we have refreshed our Board, particular skills we have sought out include expertise in:
- Financial Services
- Risk Management
- Technology
- Retail/Marketing

Identify pool of candidates through third-party search firms, recommendations from directors, senior executives and stockholders and research using subscription-based portals

Assess pool of candidates together with incumbents to balance continuity, knowledge, skills, experience, qualities and perspectives.

Nominating & Corporate Governance Committee conducts comprehensive evaluations and favorable candidates are interviewed and recommended to the Board for approval

Board reviews and recommends nominees to stockholders for election at an annual meeting or may appoint to Board during year

Board Refreshment Timeline

2024
- John J. Fawcett
- Praniti Lakhwara

2023
- Joyce St. Clair

2020
- Ralph J. Andretta
- John Gerspach
- Rajesh Natarajan

2019
- Sharen J. Turney

2016
- Timothy J. Theriault

2015
- Laurie A. Tucker

Stockholder Recommendations and Nominations of Director Candidates

In addition to other methods for identifying director candidates described above, our stockholders may recommend or nominate one or more persons for election to our Board of Directors in accordance with the requirements discussed below.

Stockholder Recommendations. Stockholders who wish to recommend a prospective nominee for our Nominating & Corporate Governance Committee to consider for election to our Board may notify our Corporate Secretary in writing with whatever supporting material the stockholder considers appropriate. Recommendations should be addressed to: Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 3095 Loyalty Circle, Columbus, Ohio 43219.

Stockholder Nominations. Stockholders may nominate one or more persons for election to our Board at an annual meeting of stockholders if the stockholder complies with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. For additional information on the process and deadlines for director nominations by stockholders, see "Additional Information – What is the deadline for submitting proposals, including director nominations, for our 2027 annual meeting" below.

Section 3.4 of our bylaws sets forth an advance notice procedure for director nominations that are not submitted for inclusion in the proxy statement but that a stockholder instead wishes to present at an annual meeting. Such nominations will <u>not</u> be included in the proxy statement and form of proxy distributed by our Board of Directors.

Further, Section 3.5 of our bylaws provides proxy access rights that permit eligible stockholders to nominate persons for election to our Board in our proxy statement. These proxy access rights permit any stockholder, or group of up to 20 stockholders, owning continuously for at least 3 years shares of our company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements set forth in our bylaws.

Director Succession and Retirement Policy

Director succession planning is also a focus of the Nominating & Corporate Governance Committee with an emphasis on striking a balance between board refreshment and the need for new or additional skill sets, with maintaining the institutional knowledge about our business and operating history. Our Corporate Governance Guidelines provide for a mandatory retirement age of 75, but allow directors turning 75 to complete their term. Our guidelines also allow our Board of Directors to nominate for re-election a director who has surpassed the age of 75 if it is in the best interests of the Company and its stockholders.

Our current Board Chair, Mr. Ballou (age 75 at the time of the 2026 annual meeting), will not stand for re-election at the 2026 annual meeting in accordance with our director retirement policy. Mr. Gerspach is expected to succeed Mr. Ballou as Board Chair and serve as a member of the Audit Committee and Compensation & Human Capital Committee following the 2026 annual meeting. The Nominating & Corporate Governance Committee remains actively engaged in succession planning to help ensure the Board continues to benefit from directors who bring the leadership, expertise and other valuable attributes necessary to guide the Company effectively.

Director Service on Other Public Company Boards

Pursuant to our Corporate Governance Guidelines, directors must advise the Board Chair in advance of accepting any invitation to serve on another public company board. Our directors are prohibited from serving on more than four other public company boards, and our CEO may not serve on more than one other public company board. Further, a director who serves on the Audit Committee cannot simultaneously serve on more than two other public company audit committees. These provisions are in place to help ensure directors are able to comply with our expectations on a director's time and availability.

Director Onboarding and Education

We have a formalized and robust director onboarding program to help ensure new directors achieve a successful integration to the Board. Our director onboarding program involves a combination of written materials, presentations, onboarding briefings by our executive officers and other senior leaders and meetings with the Board Chair and other Board members as appropriate. A number of key topics are covered during onboarding, including Company history, business operations, financial performance and drivers, overview of our bank subsidiaries, industry and regulatory overviews, risk and compliance, corporate governance and director duties. To gain additional insight and understanding of the Company's business, new directors are also encouraged to attend meetings of all Board committees and are provided with opportunities to visit office sites and attend Investor Day activities. Our annual dedicated Board retreat focusing on the Company's strategy further enhances new directors' exposure to the Company's business and strategy and their successful integration to the Board.

We also provide comprehensive ongoing director education and training. Outside experts are periodically invited to present to the Board on various topics of interest to help enhance our directors' knowledge and keep them informed on developments relevant to our business and to their work as directors. These education sessions have included topics such as artificial intelligence (AI) and related governance matters, regulatory matters, stablecoins, industry trends, competitive insights and cybersecurity. The Company also encourages directors to attend third-party director education courses as appropriate, and reimburses directors for these courses. In addition to the above, our directors are assigned certain annual training courses relating to, among other topics, our Code of Ethics, information security and cybersecurity, privacy, insider trading and regulatory compliance.

Board's Role in Risk Oversight

Our Board of Directors oversees the Company's approach to enterprise risk management and is responsible for setting the appropriate "tone at the top," fostering a strong risk culture, overseeing our aggregate risk profile and monitoring how the Company addresses specific risks, including emerging and strategic risks. Our Board exercises this oversight both directly and indirectly through its four standing committees. While the Risk & Technology Committee has primary responsibility for oversight of enterprise risk management, the Audit, Compensation & Human Capital and Nominating & Corporate Governance Committees also oversee risks within their respective areas of responsibilities.

Board of Directors. In its oversight capacity, the Board:

- reviews and approves on an annual basis the Company's enterprise risk management framework and enterprise risk appetite statements as recommended by the Risk & Technology Committee

- receives regular reports from the CEO, Chief Risk Officer and other senior leaders on credit, market, capital, liquidity, operational (including cybersecurity), compliance, strategic and reputational risk, as well as other key and emerging risks facing the Company

- holds dedicated discussions at Board meetings to address prevailing, urgent and emerging risks identified in management's risk reporting

- reviews the Company's long-term strategic plans at least annually, including evaluation of strategic, operational and competitive risks, and considers risks when evaluating significant transactions, capital allocation decisions and other matters presented to the Board

- oversees the alignment of the Company's risk profile with its strategic and financial plans

- receives regular reports from each Board committee regarding risks discussed at committee meetings

The chart below provides an overview of the allocation of risk management responsibilities among each of the Board committees.

Committees	Primary Areas of Risk Oversight
Risk & Technology Committee	- provides oversight on our enterprise risk management framework, including significant enterprise risk management-related strategies, guidelines, policies and risk limits - provides oversight on our enterprise technology function, including governance, planning and strategy - evaluates risk information provided by our Chief Risk Officer and reports to the Board those material risks that might adversely affect the achievement of our strategic, financial, compliance, operational and enterprise objectives - reviews and approves the appointment and compensation, and annually evaluates the performance, of the Chief Risk Officer - monitors and evaluates trends and developments in technology, as well as industry trends, that may affect our strategic plans - provides oversight on AI governance and the development and use of AI in our business and operations - reviews and assesses whether we are operating in accordance with our established risk appetite and assesses the alignment of our strategy and capital plans with our risk appetite statements - meets with senior executives and receives reports on risk topics, including, regulatory examination reports, enterprise technology, cybersecurity and physical security, privacy compliance, disaster recovery plans and procedures, operational risk, fraud management, and data-related risks - provides oversight on the Company's compliance with applicable laws and regulations - reviews risk assessment and risk management governance and practices at our bank subsidiaries - provides oversight as set forth under the caption "Board Oversight of Information Security and Cybersecurity" and "Board Oversight of Artificial Intelligence" below
Audit Committee	- provides oversight on risks relating to the Company's financial statements, financial reporting and accounting processes and controls - provides oversight on our finance function, including the annual operating plan, capital and corporate debt strategies and other capital planning matters, and review of certain business and client contracts and M&A opportunities - reviews with management matters related to the effectiveness of the Company's operational risk management control environment and the status of corrective actions - together with the Risk & Technology Committee, reviews the Company's major financial risk exposures and management's response to monitor and control such exposures, including financial risks relating to litigation or other legal, regulatory or compliance matters - together with the Risk & Technology Committee, reviews key guidelines and policies governing the Company's significant processes for risk assessment and risk management

Committees	Primary Areas of Risk Oversight
Compensation & Human Capital Committee	- provides oversight on risks related to compensation matters, including the design of our compensation programs to ensure they align the interests of participants with those of our stockholders and provide safeguards against and do not promote excessive risk-taking by program participants - approves performance targets and ranges in our annual and long-term incentive programs and the subsequent achievement of previously-approved performance targets - provides oversight on risks related to human capital management, including recruiting, retention and career development and management succession planning
Nominating & Corporate Governance Committee	- provides oversight on risks related to corporate governance, including governance matters that could impact the Company's performance or reputation or that are of concern to stockholders, including board composition, board refreshment, director succession planning and corporate ethics - provides oversight on risks related to sustainability matters, including climate risk and human rights

Board Oversight of Information Security and Cybersecurity

Protecting our clients', customers' and associates' personal information and maintaining the security of our systems, applications, networks and third party supplier relationships are priorities at Bread Financial. Our Board is committed to ensuring that the Company has effective controls and protections to maintain the trust of our clients, customers and associates in an ever-evolving cyber landscape.

Our Board considers cybersecurity risk a critical part of its overall risk oversight function. The Risk & Technology Committee has primary responsibility for overseeing our information and cybersecurity risk management program and receives quarterly reports from management on cyber and other information technology risks, emerging threats and program performance. In addition, the Audit Committee reviews cybersecurity matters as part of its oversight of major financial risk exposures.

The Risk & Technology Committee reports periodically to the full Board regarding its activities, including those related to cybersecurity. As part of its oversight of major financial risk exposures, the Audit Committee also reviews with management and our internal and independent auditors our risk assessments and risk management program, including with respect to cybersecurity. Board members also receive presentations from our Chief Information Security Officer (CISO) and external experts on cybersecurity topics as part of the Board's continuing education program and participate in tabletop exercises and simulated cybersecurity scenarios organized by management and outside advisors.

Day-to-day responsibility for assessing and managing cybersecurity risks rests with our management team, including our CISO, Chief Risk Officer and Chief Operational Risk Officer. These leaders oversee both internal cybersecurity personnel and external consultants, and provide regular updates to the Risk & Technology Committee on the threat landscape, vulnerability assessments and other relevant developments.

We maintain an information and cybersecurity risk management program that is integrated into our overall enterprise risk management program and is designed to protect the confidentiality, integrity and availability of critical information and information systems. For additional detail on our cybersecurity risk management program, see "Item 1C. Cybersecurity" in our 2025 Annual Report on Form 10-K.

Board Oversight of Artificial Intelligence (AI)

We recognize that while AI presents significant opportunities for our business, it also introduces significant risks, challenges and uncertainties that require thoughtful governance. Our Board provides oversight of AI-related matters as part of its broader oversight of strategy, technology and risk management, and receives regular updates on the Company's AI initiatives and potential use-cases. The Board also participates in educational sessions by external advisors and receives other periodic reports from management to further enhance directors' understanding of AI developments. The Board's oversight is supported by the Risk & Technology Committee, which has primary responsibility for overseeing risks related to the development and use of AI as it pertains to our business and operations. For more discussion on the risks, challenges and uncertainties that AI presents to our business, see our 2025 Annual Report on Form 10-K.

Board Oversight of Strategy

Our Board and its committees are actively engaged with management to provide guidance on, and oversight of, the Company's corporate strategy. The Board oversees strategy and strategic risk through robust and constructive engagement with management, taking into consideration the Company's key priorities, trends impacting our business, regulatory developments and innovations and disruptors in our industry. The Board has an annual strategic planning retreat, which includes presentations from senior management regarding strategic plans and priorities for the business, and discussions on risks and opportunities facing the Company. In addition, various elements of our strategy are regularly discussed at meetings of the Board and its committees. To assess performance against the Company's strategic plans, the Board receives regular updates on progress and execution and provides direction to senior management throughout the year.

Management Oversight of Risk

Our management is responsible for the day-to-day handling of risks our Company faces and implementing and supervising risk management processes and policies. We maintain a comprehensive Enterprise Risk Management (ERM) program designed to ensure that significant risks are identified, measured, monitored and addressed. Our ERM program reflects our risk appetite, governance, culture and reporting. We manage enterprise risk using our Board-approved Risk Appetite Statements and ERM Framework, which includes Board-level oversight, risk management committees, and a dedicated risk management team led by our Chief Risk Officer. Our Board and executive management determine the level of risk we are willing to accept in pursuit of our objectives, through the ERM program and the well-defined risk appetite statements developed thereunder. Our Chief Risk Officer is responsible for establishing and implementing standards for the identification, management, measurement, monitoring and reporting of risk on an enterprise-wide basis. The Chief Risk Officer regularly reports to the Risk & Technology Committee on risk management matters.

We also operate several internal management committees to oversee risk governance and management across the enterprise. The Enterprise Risk Management Committee (ERMC) is the highest-level risk management committee at the enterprise level. The ERMC is chaired by our Chief Risk Officer and is responsible for overseeing the design and implementation of the ERM Framework, as well as reviewing and monitoring our enterprise risk profile against the defined risk appetite, including making recommendations on such risk appetite and reviewing or escalating matters from, or referred to by, other management-level risk committees. At each of our bank subsidiaries, we also operate an equivalent risk management committee, along with other management committees for oversight of specific risk categories. At the enterprise level, we also maintain an Operating Committee (OC), Asset & Liability Committee (ALCO) and Capital Management Committee (CMC). The OC is responsible for assisting our executive leadership team in overseeing the strategic direction, operational performance and risk management of the Company. The ALCO is responsible for assisting our Board and executive leadership team in overseeing, reviewing and monitoring consolidated funding and liquidity, capital, market and investment risks. The CMC is responsible for assisting our Board and executive leadership team with capital planning and oversight by monitoring our capital and providing recommendations on the use and distribution of capital.

Our Board and management-level committees are supported by our "three lines of defense" risk management model as defined in our ERM Framework. This model establishes effective checks and balances by supporting a clear delineation of responsibilities among the business, enterprise risk management and compliance functions, and internal audit.

Certain Relationships and Related Party Transactions

Since the beginning of 2025, the Company has not entered into any transactions, nor are there any proposed transactions, in which the Company was, or is to be, a participant and in which any related person had or is expected to have a direct or indirect material interest.

Our Board of Directors has adopted a written Related Party Transactions Policy, which prohibits us from entering into any "related party transaction" unless the Audit Committee, or a majority of disinterested directors, approves such transaction in accordance with the guidelines set forth in the policy. In approving any related party transaction, certain factors are considered, including the business reason, whether the terms are fair and were negotiated at arms' length, the role of the related person and whether the transaction would create an improper conflict or impair a director's independence.

Our Related Party Transactions Policy defines a "related party" to include directors, director nominees, executive officers, five percent or greater stockholders of the Company or an immediate family member of any of these persons. A "related party transaction" includes any transaction or series of related transactions in which: (1) the Company, or any of its subsidiaries, is a participant, (2) the aggregate amount exceeds $120,000 and (3) the related party has or will have a direct or indirect material interest.

Our policy deems the following transactions to be pre-approved and does not require further review:

(1) compensation of directors that has been approved in accordance with the Compensation & Human Capital Committee charter;

(2) employment and compensation of an executive officer that has been approved in accordance with the Compensation & Human Capital Committee charter;

(3) a transaction in which the interest of the related party arises solely from the ownership of a class of the Company's equity securities and all holders of that class receive the same benefit on a pro rata basis;

(4) transactions involving certain indemnification payments and payments under directors and officers liability insurance policies;

(5) a transaction in which the rates or charges involved therein are determined by competitive bids;

(6) a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and

(7) certain company charitable contributions.

All potential related party transactions must be brought to the Chief Legal Officer for review and consultation. If the proposed transaction is determined to constitute a related party transaction, the Chief Legal Officer will refer it to the Audit Committee for review and approval, or ratification as necessary. Approved related party transactions are subject to ongoing review on at least an annual basis.

Investor Engagement

Engagement with our stockholders and debtholders remains an important part of our corporate governance practices and is essential to our commitment to transparency.

Our Board and management value the insights, opinions and feedback of our stockholders and other stakeholders. In addition to regularly engaging in dialogue with stockholders through quarterly earnings calls, investor meetings and conferences and other communication channels, we also proactively engage with our stockholders and debtholders throughout the year to discuss matters relevant to our business. Investor interactions most frequently involve our CEO, CFO and/or investor relations team, but other members of management, including our Chief Legal Officer, Chief Sustainability Officer and executive compensation team, as well as our Board Chair, also met with our stockholders in 2025. Our Board and Compensation & Human Capital Committee receive regular updates throughout the year from our investor relations team and management on our investor engagement and feedback received from stockholders and other investors.

We appreciate these opportunities to engage with our investors because these conversations allow us to:

- provide visibility and transparency into our business, including our corporate governance, sustainability and compensation practices;
- share our perspectives on issues that are important to our investors and better understand their views and expectations and answer any questions they may have; and
- use the information and viewpoints gathered in our discussions with stockholders to help inform our priorities, strategies and practices.

2025 Engagement

We continued to increase our investor engagement in 2025, demonstrating our ongoing commitment to transparency and our desire to engage in two-way dialogue with our investors.

Contacted investors representing **78%** of our common stock	Investors representing **51%** of our common stock responded and engaged	Engaged with **165** discrete equity investors
Engaged with **140** discrete debt investors	CFO met with over **130** discrete equity investors	CEO met with over **50** discrete equity investors
Attended **21** industry conferences	Held **11** non-deal roadshows	Held **18** meetings with ratings agencies

Key Topics Discussed Throughout our 2025 Engagement

- business strategy and outlook
- board composition and succession planning
- risk management
- sustainability
- corporate governance
- data privacy, cybersecurity and emerging technologies, including AI
- executive compensation, including response to our annual say-on-pay votes

Timeline of Annual Stockholder Engagement

Engagement Process			
Early Spring	**Mid-Spring**	**Summer**	**Fall/Winter**
Publish our proxy statement and annual report; offer to engage with stockholders on executive compensation and other matters that stockholders may wish to discuss in advance of our annual meeting	Annual meeting of stockholders; analyze voting results following the annual meeting to evaluate stockholder support	Publish our Sustainability Report; outreach to stockholders to share our Sustainability Report with them and engage on sustainability-related matters	Seek to engage with institutional stockholders, which we have found is a better time of year for these stockholders to engage with us on a broad range of topics, as well as ISS and Glass Lewis

← **Continuous** →

Throughout the year, engage with stockholders in one-on-one meetings and during conferences, road shows and earnings calls

Say-on-Pay Responsiveness

At our 2025 annual meeting of stockholders, we held an advisory vote on our 2024 executive compensation program, and **approximately 95% of the votes cast were in support of the program**. We believe this result reflects significant stockholder support for our compensation philosophy and program design, including the changes we made to our 2025 PBRSU design to add a second performance metric (EPS) and an rTSR modifier, each measured over a three-year period. Nonetheless, we continue to review all elements of our compensation program to ensure the design continues to align with the Company's short-term and long-term objectives. Additionally, we continue to elicit and consider stockholders' perspectives related to our executive compensation program and design elements to inform the Compensation & Human Capital Committee's decision-making process.

As referenced above under "—2025 Engagement," we engaged in proactive and extensive outreach with investors in 2025. Through our engagement efforts, we sought to elicit stockholders' perspectives related to our executive compensation program, including program design elements, and specific actions to inform appropriate responses to the say-on-pay vote. We make our Board Chair (who is also a member of the Compensation & Human Capital Committee) available to speak with any of our institutional stockholders who would like to engage with us on executive compensation matters, and our Board Chair did meet with 2 of our 4 largest stockholders during 2025, as well as with Glass Lewis. Feedback received during these meetings was then shared and discussed with the Compensation & Human Capital Committee.

For more detail on the feedback we received from our stockholders regarding our compensation practices, please see "Compensation Discussion and Analysis—Say-On-Pay and Stockholder Engagement" beginning on page 56 below.

Stakeholder Communications with the Board of Directors

Our Board of Directors has adopted a process for stockholders and other interested parties to communicate with the Board or any individual director. Stockholders and other interested parties may send communications to the Board or any individual director in care of Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 3095 Loyalty Circle, Columbus, Ohio 43219. All communications will be compiled and submitted to the Board or the individual directors on a periodic basis. The Corporate Secretary, however, reserves the right not to forward any abusive, threatening, or otherwise inappropriate communications.

Stockholders and other interested parties may also submit questions or comments to the Board through our Ethics Office by email at CorporateEthics@breadfinancial.com or, on an anonymous basis if desired, through the Ethics Helpline at (877) 217-6218 or www.breadfinancial.ethicspoint.com. Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the Audit Committee and handled in accordance with our procedures with respect to such matters.

Code of Ethics

Our Board has adopted a Code of Ethics that applies to our associates, officers and directors and provides an overview of policies, as well as guidance for behaving ethically and responsibly. In addition, our Board has adopted a Code of Ethics for Senior Financial Officers and a Code of Ethics for Board Members, which supplement the Code of Ethics and provide additional guidance applicable to those designated individuals. Each of these Codes of Ethics is posted on our website at www.breadfinancial.com. A copy of each is also available upon written request directed to Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 3095 Loyalty Circle, Columbus, Ohio 43219. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of our Code of Ethics for designated officers or directors by posting such information on our website.

Political Contributions and Activity

Our engagement in political, legislative and regulatory processes is important to the Company's success and the protection of stockholder value. The Company works to educate government officials and impact legislative and regulatory matters (at the federal, state and local levels) on issues relating to economic growth and financial stability, as well as other issues that have the potential to impact the Company and its business partners. This effort often involves working with industry partners and outside consultants and, at times, engaging directly with government officials and their staffs. We have adopted a Political Contributions and Activity Policy that governs the ways by which the Company and its associates may participate in political, legislative and regulatory processes. Our Chief Legal Officer provides oversight on the Company's political engagements. All Company political contributions and activities comply with applicable laws, and we disclose our contributions publicly as required by law.

The Company maintains a non-partisan political action committee (PAC), which is funded by voluntary contributions from eligible Company associates and leaders. The PAC is governed by a board of directors that provides operational oversight and direction of PAC activities. The PAC is subject to comprehensive federal regulations that require the filing of reports with the Federal Election Commission among other reporting and disclosure requirements. For further information, please see our Political Contributions and Activity Policy, available on our website at www.breadfinancial.com.

CEO and Key Executive Succession Planning

Our Board recognizes the importance of identifying and developing executive talent to ensure we continue to have effective executive leadership in place both now and in the future. The Board has delegated to the Compensation & Human Capital Committee the responsibility to review and discuss with management our succession planning for key executive officers.

At least annually, the Board reviews the Company's leadership pipeline and talent and management succession planning with the CEO. Our CEO meets with his direct reports at least annually to review potential successors for key executive positions, identifying and assessing each such potential successor's relevant experience, strengths and skills as well as any areas where additional development may better prepare an individual for a future role. Where appropriate, development plans to address any gaps in skills or other attributes of such successors are also reviewed to ensure that potential successors are well-equipped for the role to which they might be elevated. Our CEO then meets with our Board in executive session to discuss and provide recommendations and assessments of potential successors for key executive positions.

Our independent directors also meet in executive session, either with our Chief People & Culture Officer or using reports and information provided, to discuss and plan for CEO succession. Our Board makes sure it has sufficient opportunities to meet with, and assess development plans for, potential CEO and key executive successors, including through management presentations to the Board and committees, attendance at Board meetings, our annual Board strategy retreat, and periodic informal meetings and communications.

Trading in Company Securities

We have adopted an Insider Trading Policy that governs transactions in our securities by our directors, officers and associates, as well as the Company itself. We believe this policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. Our Insider Trading Policy prohibits our directors, officers and associates from engaging in hedging transactions, trading in puts or calls or engaging in short sales with respect to Company securities. Directors, officers and associates are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan. Additionally, directors, officers and certain other "covered persons" are only allowed to trade in Company securities during designated trading windows and must obtain approval prior to any trade. A copy of our Insider Trading Policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Sustainable Business Practices

Sustainability is core to our operations and business strategy, designed to take a comprehensive, stakeholder-focused approach, and aligned with recognized global frameworks. It reflects routine feedback from key stakeholders to ensure we appropriately prioritize the critical aspects of our business that drive our success. Our strategy is centered around ethical decision-making and the integration of responsible business practices that position us to better mitigate risk, drive innovation, enhance operational efficiency, and strengthen stakeholder relationships. By embedding sustainability throughout the enterprise, we create long-term resilience and value for our business, stakeholders, and the communities we rely on.

Sustainability Strategy and Oversight

OUR SUSTAINABILITY STRATEGY

 **Managing Our Business Responsibly**	 **Empowering Customers**	 **Engaging Our Associates**	 **Environmental Responsibility**	**Creating Possibilities for Our Communities**
Integrate material environmental and social topics into our overall governance, risk management, business strategy and priorities	Empower customers through inclusive, responsible access to a diverse mix of financial solutions	Promote an inclusive, engaged culture that empowers associates through opportunities to grow, develop and lead	Integrate environmental responsibility into business decisions to improve efficiency and manage risk	Make bold, strategic investments that empower our communities and create possibilities



 ## Managing Our Business Responsibly

Governance and Risk Mitigation

We recognize the importance of strong governance related to ethics and integrity, risk management, compliance, and business continuity to support the long-term success of our Company, and build trust with our stakeholders. We have a long history of excellence in corporate governance and compliance practices, including an emphasis on accountability and leadership authenticity in line with our values. Our sustainability strategy helps us effectively manage and optimize opportunities to make positive environmental, social and governance impacts. At the same time, it supports our long-term financial success, strengthens our reputation and ensures we continue to deliver value for our stakeholders.

Our Board of Directors is responsible for overseeing the successful implementation of our sustainability strategy.

BOARD-LEVEL OVERSIGHT

Board of Directors	Oversees the implementation of our sustainability strategy and receives updates on key sustainability topics.
Nominating & Corporate Governance Committee	Provides oversight on our sustainability strategies and consults with management on related initiatives, policies, guidelines, programs and practices. Approves sustainability strategy, annual priorities and receives quarterly updates.
Compensation & Human Capital Committee	Provides oversight on human capital management strategies, policies and practices on a quarterly basis. Along with our Board of Directors, receives updates regarding human capital trends, developments, and other essential matters provided by senior management and third-party consultants.

Our Sustainability Framework covers:

- Roles, Responsibilities and Accountability
- Management
- Assessment
- Internal and External Reporting

Our strong governance over social and environmental topics is reflected in many of our policies and practices, including our Corporate Governance Guidelines, Codes of Ethics for our associates, senior financial officers and Board members, Environmental Policy Statement, Human Rights Statement and Supplier Code of Conduct. Our Code of Ethics outlines the values and principles we agree to embody, maintain and protect, and provides guidance to help us make sound decisions and perform our duties ethically and responsibly. If unethical conduct is suspected, we encourage associates to speak up and report it through a variety of channels, including Bread Financial's Ethics Helpline, which is operated by an independent third-party and available 24/7 to all stakeholders.

We continue to embed sustainability into our ERM program, risk assessment and audit process. Our robust ERM program helps ensure we maintain strict data security, safeguard the privacy of our customers and brand partners and comply with all applicable laws and regulations governing our business. Our risk management teams coordinate with subject matter experts throughout the business to identify, monitor and mitigate material risks. These teams maintain disciplined testing programs and provide regular updates to the Board.

 ## Empowering Customers

Empowering our customers is central to our sustainability strategy. We design simple, smart financial solutions that enable customers to spend, save and borrow with clarity, control and confidence. Through inclusive access to a variety of financial products, we meet customers where they are in their financial journeys, offering tools and resources to help them maintain financial wellness and achieve their goals.

Our digital offerings prioritize effortless transactions and financial flexibility, providing a seamless experience across payment, lending and saving solutions. Whether it is applying for a credit card, managing payments or utilizing self-service options, our products are built to simplify and enhance everyday financial decisions.

We are committed to building a customer-first culture that prioritizes trust and satisfaction. This includes responsible banking practices, protecting customer data and delivering personalized financial education tools to promote informed decision-making. We also continually measure and refine our customer touchpoints to ensure we exceed expectations and foster long-term loyalty.

By expanding access to financial literacy tools we help customers and the communities we rely on to build financial confidence. Our associates are also empowered with resources to make informed decisions that allow them to save, plan and achieve their own financial goals.

We earned BenchmarkPortal's Center of Excellence certification for our customer service operations for the 20th consecutive time since 2003, placing in the top 10% for cost and quality performance among industry peers.

Our focus on clarity, control and confidence ensures that customers not only feel supported but empowered. At Bread Financial, we remain dedicated to creating solutions that inspire trust and enable financial security.



Engaging our Associates

As of December 31, 2025, we employed approximately 6,000 associates globally, with the majority concentrated in the United States. We prioritize transparency and open communication with our associates, continuously listening and acting on their feedback, often received through our annual Associate Survey, more frequent pulse surveys and other communications. We maintain a culture of engagement, working to recognize and reward our associates through various initiatives and recognition platforms that help drive retention.

Our Associate Value Proposition:

We are committed to delivering personalized and fulfilling experiences for our associates through a strong associate value proposition that supports their total well-being. By continuously evaluating benefits, education opportunities, career development needs and rewards that resonate, we strive to meet the unique needs of all associates. We recognize that associates in good health are more likely to excel in their roles, stay engaged and positively impact the community and our business as a whole. That is why we offer exclusive access to LivingWell, our award-winning holistic well-being program. LivingWell provides inclusive, affordable solutions designed to support associates in their physical, personal, financial and mental wellness journeys, ensuring they thrive both personally and professionally while positively impacting our business and the communities we serve.

Connected and Invested	Understood	Supported	Cared For	Valued
Engaged & Purpose-Driven Community	*Valued Feedback in Action*	*Career Development & Advancement*	*Total Wellbeing*	*Competitive Compensation & Recognition*
Associates can be themselves as part of a global community of colleagues who are inclusive, kind, engaged, connected and committed to a greater purpose.	Associate opinions and perspectives are frequently sought, considered and acted on to improve the company and workplace experience.	Associates are equipped with the tools needed to succeed, trusted to forge their own career path and given opportunities to grow.	Associates' physical, mental and financial well-being matters, and they have access to resources and opportunities to improve it.	Associates are competitively compensated, recognized and rewarded for their contributions.

2025 Recognition of Our Workplace Efforts:

TIME	Forbes	Newsweek
India's Best Employers	World's Top Companies for Women	America's Greatest Workplace for Culture, Belonging & Community

 ## Environmental Responsibility

Environmental responsibility is an important input to how we operate our business and manage risk. By integrating environmentally responsible practices into our business processes, we improve operational efficiency, enhance resilience and support the long-term sustainability of our company.

A foundational element of our approach is accurate measurement and transparent management of our environmental impacts across our operations and value chain. We annually measure, report and externally validate our Scope 1, 2 and 3 greenhouse gas (GHG) emissions and use this data to inform our reduction strategies. In 2025, we announced Board-approved GHG reduction targets aligned with commonly accepted target setting methodologies. Since 2014, we have reported environmental data to CDP, and in 2023 we started publishing our Task Force on Climate related Financial Disclosures (TCFD) report to enhance transparency around climate related risks and opportunities.

Guided by our Environmental Policy Statement, our reduction strategy focuses on practical levers that improve efficiency, reduce emissions and support long term business performance. This includes the responsible management of our facilities, continued technology modernization through a Sustainable Technology Framework, and supplier engagement to promote responsible business practices across our value chain.



Creating Possibilities for Our Communities

Community-centric values are woven into our Company and culture. We are committed to making bold, strategic investments that strengthen our communities, foster independence and create opportunities for our associates to engage through volunteerism and supported giving. We work hard to align our community initiatives with business priorities in a way that is good for society and good for our business.

The Office of Sustainability takes a partnership-centered approach to philanthropy. Working side-by-side with our non-profit partnerships, we take a collaborative approach that results in scalable, lasting impact. Our charitable giving efforts include various foodbanks, Nationwide Children's Hospital, The Nature Conservancy, the Bob Woodruff Foundation, Ruling Our eXperiences (ROX) and Junior Achievement, among others.

We engage our associates through volunteer opportunities, internal fundraising campaigns, and encourage them to give back through a generous matching gifts benefit and a "dollars-for-doers" program. Our Help Right Here program allows associates to help each other during times of financial hardship. Associates can apply anonymously for a grant of up to $1,250 for assistance during events like critical illness or injury, domestic violence, or loss due to extreme weather. We match associate donations to the program and partner with other social services organizations to provide supporting services, such as temporary shelter, food, clothing or other financial support.

We also demonstrate our commitment to supporting our communities by seeking to do business with local suppliers where possible, resulting in mutually-beneficial relationships that create value for our business and uplift our communities we rely on.

We routinely engage with our stockholders to better understand their views on sustainability-related matters, carefully considering the feedback we receive and acting when appropriate. For more information, please visit our corporate website: https://investor.breadfinancial.com/sustainability/our-strategy.



Proposal 1: Election of Directors

Our Nominating & Corporate Governance Committee evaluated and recommended to our Board of Directors, and our Board has nominated, the following nine individuals, Ralph J. Andretta, John J. Fawcett, John C. Gerspach, Jr., Praniti Lakhwara, Rajesh Natarajan, Joyce St. Clair, Timothy J. Theriault, Laurie A. Tucker and Sharen J. Turney, for election as a director, each to hold office for a term of one year until the annual meeting of stockholders in 2027 and until his or her respective successor is duly elected and qualified. Each of the director nominees currently serves on our Board of Directors.

As previously disclosed, in accordance with our director retirement policy, Roger H. Ballou, our current Board Chair and member of the Audit Committee and Compensation & Human Capital Committee, is not standing for re-election and his term as a director and committee member will expire at our 2026 annual meeting. See "Directors Not Standing for Re-Election" on page 44.

The Nominating & Corporate Governance Committee and the Board of Directors determined that each nominee brings a strong and unique background and set of skills to our Board of Directors, enhancing, as a whole, our Board's competence and experience in a variety of areas, including executive management and board service, internal controls and corporate governance, financial and accounting acumen, digital technology, data security and privacy, an understanding of the financial services industry, including financial institutions and related risk management and regulatory compliance, as well as risk assessment and management. Specifically, in nominating these nine directors for election at our 2026 annual meeting of stockholders, consideration was given to such directors' past service on our Board of Directors and its committees, as applicable, and the information illustrated in our skills matrix and discussed in each of such directors' individual biographies set forth below. Our Board of Directors recommends that our stockholders vote in favor of each of these director nominees.



The Board of Directors recommends that stockholders vote FOR the election of each of the nine director nominees.



Skills Matrix and Description of Director Knowledge, Skills and Experience:

The matrix below provides information regarding our nominees' knowledge, skills and experience that are most relevant in light of our Company's business, long-term strategies and risks. Additional description regarding each of these categories is available in the key following this matrix. Our nominees represent a broad range of backgrounds and experience, and each nominee possesses numerous other competencies not identified below. The fact that a nominee is not designated as having a particular attribute does not indicate that the nominee does not possess that attribute or would not be able to make a meaningful contribution to the Board's decision-making or oversight in that area. Demographic information regarding our nominees is also included in the matrix.

KNOWLEDGE, SKILLS & EXPERIENCE	**ANDRETTA**	**FAWCETT**	**GERSPACH**	**LAKHWARA**	**NATARAJAN**	**ST. CLAIR**	**THERIAULT**	**TUCKER**	**TURNEY**
Accounting/Auditing/Risk Management	•	•	•	•	•	•	•	•	•
Business Operations	•	•	•	•	•	•	•	•	•
CEO/Executive Leadership	•	•	•	•	•	•	•	•	•
Corporate Governance/Ethics							•	•	•
Corporate Finance/Capital Management	•	•	•			•			
Financial Expertise/Literacy	•	•	•	•	•	•	•	•	•
Human Capital/Compensation	•	•			•	•	•	•	•
Independence		•	•	•	•	•	•	•	•
Technology/Cybersecurity/Privacy	•			•	•	•	•	•	
International Operations	•	•	•	•	•	•	•	•	•
Mergers & Acquisitions	•	•	•	•		•			
Other Public Company Board Experience					•		•	•	•
Relevant Industry Experience									
Banking/Financial Services	•	•	•		•	•	•		
Business Services	•		•	•	•	•	•	•	•
Data Processing					•		•		
e-Commerce/Digital	•	•		•	•		•	•	•
Loyalty/Marketing	•							•	•
Regulated Industry	•	•	•	•	•	•	•		
Retail	•						•	•	•
DEMOGRAPHICS									
RACE/ETHNICITY *(per the U.S. Census)*									
Asian, Hawaiian or Pacific Islander				•	•				
White	•	•	•			•	•	•	•
GENDER									
Male	•	•	•		•		•		
Female				•		•		•	•
AGE *(as of May 19, 2026)*	65	67	72	50	56	67	65	69	69
BOARD TENURE *(as of May 19, 2026)*	6.3	2.1	6.0	2.0	6.0	2.9	9.7	11.0	7.0
OTHER PUBLIC BOARDS	0	0	0	0	1	0	0	1	1



ACCOUNTING / AUDITING / RISK MANAGEMENT

As a public company, our complex accounting and financial reporting functions are subject to a rigorous program of controls and procedures and our Board plays an important role in oversight of our robust audit and enterprise risk management organizations. Directors with experience in these areas are critical to evaluating and providing effective oversight of our consolidated financial statements and financial reporting and our management of the risks inherent in our business operations.



CORPORATE FINANCE / CAPITAL MANAGEMENT

Our corporate finance activities include debt financing transactions, debt and equity market transactions and stock repurchase programs. We allocate capital in various ways to run our operations, grow our business and return value to stockholders. Director experience in these areas is important for effective oversight of our Company's financial affairs and capital planning and management.



BUSINESS OPERATIONS

Our business is complex, employing approximately 6,000 associates worldwide and using sophisticated technologies to provide tech-forward payment, lending and saving solutions. Directors with "hands-on" experience developing and implementing operating plans and business strategies at companies with similarly sophisticated business operations have a practical understanding of how such organizations operate in increasingly sophisticated and disruptive competitive environments.



FINANCIAL EXPERTISE / LITERACY

Our business involves complex financial transactions, accounting and reporting requirements. Directors with an understanding of finance and financial reporting processes are able to effectively monitor and assess our operating and strategic performance and ensure accurate financial reporting and robust controls. All of our nominees are financially literate and two of our nominees satisfy the "accounting or related financial management expertise" criteria set forth in the New York Stock Exchange listing standards.



CEO / EXECUTIVE LEADERSHIP

Executive leaders have an understanding of organizations and the drivers of individual and team growth and development. Directors with experience serving as a CEO or senior executive enhance the Board's perspective of our organization's operations and challenges.



HUMAN CAPITAL / COMPENSATION

The success of our enterprise depends in part on our ability to attract, retain and develop top leaders and a high-performing workforce in markets that are highly competitive for available talent. Directors who have board-level experience with public company executive compensation and broad-based incentive planning, or who have managed or overseen the human resources/compensation function at an operating company help position our Company for success in these areas.



CORPORATE GOVERNANCE / ETHICS

We are an ethics-driven organization, and our Board – and in particular the Nominating & Corporate Governance Committee – provides a foundation for and oversight of our integrity-based culture. Our Board's good governance practices and our Company's focus on sustainability benefit from directors who are well-informed with respect to today's dynamic governance and ethics environment and who have experience serving on the nominating & corporate governance or comparable committees of other boards.



INDEPENDENCE

Independent directors are uniquely situated to provide unbiased oversight of our management and to work with our senior leaders to develop our Company's strategic plans. Our Board currently consists of, and if all of the director nominees are elected at the annual meeting, will continue to consist exclusively of independent directors, other than our CEO. All directors currently serving on the Board's standing committees are independent, and if all of the director nominees are elected at the annual meeting, each of those committees will continue to be populated exclusively by independent directors.

 **TECHNOLOGY / CYBERSECURITY / PRIVACY**

Our tech-forward business depends on the effective use of complex technology systems, the safeguarding of data from cybersecurity risks and the protection and use of consumer data in accordance with applicable privacy regulations and good stewardship practices. Directors with experience implementing or overseeing sophisticated technology and technology strategies, the management and mitigation of cybersecurity and technology risks and compliance with privacy regulations help ensure proper risk management and oversight of these important drivers of our business.

 **MERGERS & ACQUISITIONS**

We have historically made acquisitions and dispositions and may continue to do so in the future. Board members with experience in material M&A transactions enhance the decision-making underlying strategic M&A activities and ensure informed oversight of the processes attendant to completing complex transactions.

 **INTERNATIONAL OPERATIONS**

While our business operations are currently primarily operated in the United States, we have associates and offices in countries located outside of the United States, principally in India, and may continue to expand international operations in the future. The quality of our Board's oversight and strategic guidance is enhanced by directors whose understanding of international business environments, economic conditions and cultures has been informed by service as a director or senior leader at one or more companies with international operations.

 **OTHER PUBLIC COMPANY BOARD EXPERIENCE**

Public companies must comply with a variety of complex accounting, disclosure and other compliance obligations, and public company boards have significant oversight and other duties. Directors with experience serving on the boards and board committees of other public companies understand public company reporting responsibilities, corporate governance trends and practices and other issues commonly faced by public companies, and have insight into board operations, board/management relations, agenda setting, succession planning and other board duties and activities. Our Corporate Governance Guidelines include limits on the number of other public company boards and audit committees on which our directors may serve.

 **RELEVANT INDUSTRY EXPERIENCE**

Our Nominating & Corporate Governance Committee uses a skills matrix to identify the skills and experience our Board needs to address the dynamic environment in which we operate our business. Directors with experience in industries in which we or our customers operate provide us with a better understanding of the challenges and opportunities facing our business

2026 Director Nominees and Proposed Committee Memberships:

Name	Independent	Committee Membership*			
		Audit	Compensation & HC	N&CG	Risk & Technology
Ralph J. Andretta					
John J. Fawcett	●	Chair		●	
John C. Gerspach, Jr. (Chair)	●	●	●		
Praniti Lakhwara	●			●	●
Rajesh Natarajan	●		●		●
Joyce St. Clair	●	●			●
Timothy J. Theriault	●	●			Chair
Laurie A. Tucker	●		●	Chair	
Sharen J. Turney	●	●	Chair		

*Reflects proposed committee memberships if director nominees are elected at the annual meeting.



AGE

65

DIRECTOR SINCE

2020

COMMITTEES:
None

Ralph J. Andretta

PRESIDENT | CEO, BREAD FINANCIAL

Experience and Qualifications

- President and Chief Executive Officer of Bread Financial since February 2020
- Managing Director and Head of US Cards for Citigroup from 2011 to November 2019; and prior to that, he held positions in charge of loyalty, co-brand and product development
- Global affinity and international card executive at Bank of America from 2010 to 2011
- Served 18 years with American Express prior to 2010
- Member of Nationwide Children's Hospital Board of Trustees from 2020 to present
- Member of Women's Sports Foundation Board of Trustees from January 2023 to present
- Member of the Bob Woodruff Foundation Board of Directors from April 2024 to present
- Bachelor's degree in accounting and finance from Siena College

Skills

- Mr. Andretta's role as our current Chief Executive Officer provides a link to the Company's management and a unique level of insight into the Company's operations.

- His financial, capital allocation and global operations experience together with his expertise in the banking and financial services, data and loyalty/marketing industries add important and relevant diversity to the Board's overall mix of skills.
- Our Board of Directors believes Mr. Andretta is well-qualified for re-election as a Director.



AGE

67

DIRECTOR SINCE

2024

COMMITTEES*:

Audit

Nominating &
Corporate
Governance

John J. Fawcett

FORMER EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF CIT GROUP INC.

Experience and Qualifications

- Executive Vice President and Chief Financial Officer of CIT Group Inc. from April 2017 until its acquisition by First Citizens BancShares in January 2022
- Interim Chief Financial Officer of Citizens Financial Group, Inc. from December 2016 to March 2017
- Director of Rabobank (Utrecht-Americas Holding Company), a Dutch multinational banking and financial services company from 2016 to 2017, where he served as the Chair of the Audit Committee
- Executive Vice President and Chief Financial Officer of Royal Bank of Scotland (RBS) Americas and Citizens Financial Group from January 2008 to April 2015
- Served in senior financial leadership positions with increasing responsibility at Citigroup Inc. from 1987 to 2007, including as Chief Financial Officer, Global Transactions Services and Chief Financial Officer, Commercial Markets Business
- KPMG senior audit manager from 1980 to 1987, specializing in banking and financial services audit engagement
- Bachelor's degree in accounting and MBA from St. John's University

Skills

- Mr. Fawcett's qualifications include significant executive-level banking and financial services experience in all aspects of finance, including strategic planning, financial analysis, accounting, treasury management, tax, M&A, complex transactions and investor relations experience.

- Our Board of Directors believes Mr. Fawcett's significant executive banking and financial expertise, particularly with respect to banking, financial, accounting, international operations and business operations will benefit our business and the Board's overall mix of skills, making him well-qualified for re-election as a Director.

*Reflects current committee memberships. For committee memberships following the annual meeting, see "2026 Director Nominees and Proposed Committee Memberships" on page 35.



AGE

72

DIRECTOR SINCE

2020

COMMITTEES**:

Audit (Chair)

Risk & Technology

John C. Gerspach, Jr.*

FORMER CFO OF CITIGROUP, INC.

Experience and Qualifications

- Self-employed consultant since March 2022
- Chief Financial Officer of Citigroup, Inc. from 2009 to 2019 and was employed by Citigroup, Inc. in various capacities of increasing experience and responsibilities since 1990
- Chief Financial Officer of Penn Central Industries Group from 1986 to 1990
- Comptroller of the Defense Contracting Group at ITT Corporation from 1980 to 1986
- Served in various roles with Arthur Andersen & Company at the beginning of his career
- Member of the Financial Accounting Standards Advisory Council (FASAC) from 2010 to 2013
- Bachelor's degree in accountancy from the University of Notre Dame
- Certified Public Accountant in the State of New York from 1977 to 2019.

Skills

- Mr. Gerspach's qualifications include executive-level experience in the banking and financial services industry for a global corporation, including roles in audit, accounting, risk management and international operations.

- Our Board of Directors believes Mr. Gerspach's expertise, particularly with respect to banking, financial, audit, risk management and global operations, will benefit our business and the Board's overall mix of skills, making him well-qualified for re-election as a Director.

*If elected at the annual meeting, the Board has approved Mr. Gerspach to serve as Board Chair following the meeting.

**Reflects current committee memberships. For committee memberships following the annual meeting, see "2026 Director Nominees and Proposed Committee Memberships" on page 35.



AGE

50

DIRECTOR SINCE

2024

COMMITTEE*:

Risk & Technology

Praniti Lakhwara
CHIEF INFORMATION OFFICER OF ZSCALER, INC.

Experience and Qualifications

- Chief Information Officer of Zscaler, Inc.; prior to becoming Chief Information Officer, Ms. Lakhwara served as Zscaler's Senior Vice President of Information Technology and Applications from May 2021 to March 2022
- Served in senior leadership positions at Conga Inc. from May 2017 to May 2021, including as Chief Information Officer and Data Privacy Officer
- Vice President, Information Technology of Nimble Storage from 2015 to 2017
- Served in various technology roles with increasing responsibility, including as Senior Director, Applications and Integration at Guideware Software, Inc. from 2013 to 2015
- Served in various technology roles with increasing responsibility at Align Technology, Inc. from 2001 to 2013
- Bachelor's degree in aeronautical engineering from Arizona State University

Skills

- Ms. Lakhwara's qualifications include significant executive-level technology experience with building, scaling and maturing global IT operations, including roles in deployment and governance of emerging technology, AI and automation.

- Our Board of Directors believes Ms. Lakhwara's significant executive technology expertise, particularly with respect to international business operations, information technology, cybersecurity and privacy will benefit our business and the Board's overall mix of skills, making her well-qualified for re-election as a Director.

*Reflects current committee memberships. For committee memberships following the annual meeting, see "2026 Director Nominees and Proposed Committee Memberships" on page 35.



AGE

56

DIRECTOR SINCE

2020

COMMITTEES*:

Nominating &
Corporate
Governance

Risk & Technology

Rajesh Natarajan

CHIEF OPERATING OFFICER OF GLOBALIZATION PARTNERS

Experience and Qualifications

- Chief Operating Officer of Globalization Partners since March 2022
- Executive Vice President of Products and Engineering of RingCentral, Inc. from December 2020 to December 2021
- Executive Vice President and Chief Product and Technology Officer of Ancestry.com from February 2017 to November 2020
- Served in senior leadership positions with increasing responsibility in the areas of technology and product development at Intuit, Inc. from 2014 to 2017, including as Senior Vice President and Chief Information Security and Fraud Officer
- Served in senior leadership positions with increasing responsibility in the areas of technology and product development at PayPal Holdings, Inc. from 2006 to 2014, including as Vice President, Platform Engineering and Operations
- Served in various management positions with increasing responsibility in the area of technology from 1995 to 2006 with Sabre Holdings Corporation, including as an early member of the development team that founded Travelocity.com
- Bachelor's degree in mechanical engineering from Jawaharlal Nehru Technology University in India
- Master's degree in industrial engineering from Clemson University

Skills

- Mr. Natarajan's qualifications include executive experience in roles requiring expertise in information technology, cybersecurity, engineering, operations and product development.

- Our Board of Directors believes Mr. Natarajan's expertise, particularly with respect to international business operations, technology development, information technology and cybersecurity, will benefit our business and the Board's overall mix of skills, making him well-qualified for re-election as a Director.

Other Current Public Directorships

- HealthEquity, Inc.
  - Member of the Cybersecurity and Technology Committee and Audit and Risk Committee

*Reflects current committee memberships. For committee memberships following the annual meeting, see "2026 Director Nominees and Proposed Committee Memberships" on page 35.



Joyce St. Clair

FORMER EXECUTIVE VICE PRESIDENT AND CHIEF HUMAN RESOURCES OFFICER OF NORTHERN TRUST CORPORATION.

AGE

67

DIRECTOR SINCE

2023

COMMITTEES*:

Compensation & Human Capital

Risk & Technology

Experience and Qualifications

- Executive Vice President and Chief Human Resources Officer of Northern Trust Corporation from July 2018 until her retirement in April 2022

- Served in senior leadership positions with increasing responsibility at Northern Trust Corporation since joining the firm in 1992, including as Executive Vice President and Chief Capital Management Officer from 2015 to 2018, as President of Enterprise Operations from 2014 to 2015, as President of Operations and Technology from 2011 to 2014, and as Chief Risk Officer from 2007 to 2011

- Served as an associate partner for Accenture prior to joining Northern Trust Corporation

- Appointed by President Obama to serve as a member of the advisory committee of the Pension Benefit Guaranty Corporation (PBGC) from 2016 until her term expired in 2019

- Bachelor's degree from Indiana University, Kelley School of Business

- MBA from the Booth School of Business at the University of Chicago

Skills

- Ms. St. Clair's qualifications include significant executive-level experience in the financial services industry, with expertise in global compliance, risk and control, regulatory relations, transaction processing, securities operations, technology, cyber security, regulatory capital and liquidity requirements, human capital operations and metrics and board governance.

- Our Board of Directors believes Ms. St. Clair's financial expertise, particularly with respect to compliance, risk, regulatory relations, technology, cyber security, regulatory capital and liquidity requirements and human capital operations will benefit our business and the Board's overall mix of skills, making her well-qualified for re-election as a Director.

*Reflects current committee memberships. For committee memberships following the annual meeting, see "2026 Director Nominees and Proposed Committee Memberships" on page 35.



AGE

65

DIRECTOR SINCE

2016

COMMITTEES:*

Audit

Risk & Technology
(Chair)

Timothy J. Theriault

FORMER EVP, GLOBAL CIO AND ADVISOR TO CEO OF WALGREENS BOOTS ALLIANCE, INC.

Experience and Qualifications

- Advisor to the Chief Executive Officer of Walgreens Boots Alliance, Inc. from June 2015 until November 2016
- Executive Vice President and Global Chief Information Officer of Walgreens Boots Alliance, Inc. from July 2014 to June 2015
- Served in senior leadership positions with increasing responsibility at Walgreen Co. from October 2009 to July 2014, including as Senior Vice President and Chief Information, Innovation and Improvement Officer
- Served in various executive and management positions with increasing responsibility in the area of information technology with Northern Trust Corporation from May 1991 to October 2009 and July 1982 to October 1989.
- Director of End User Computing and Advanced Technologies for S. C. Johnson & Son, Inc., from October 1989 to May 1991
- Current Director and a member of the Financial & Investment Committee and Compliance Committee of Wellmark Blue Cross and Blue Shield
- Former lead Director of the Depository Trust Clearing Corporation
- Bachelor's degree from Illinois State University
- Completed the Harvard Business School advanced management program

Skills

- Mr. Theriault brings significant expertise in information technology and cybersecurity to our Board.
- Together with his financial sophistication, banking, global operations, risk management and compensation experience gained as a senior executive in the financial services, health care and retail industries and service on public company Boards, including as a member of public.

company Audit and Compensation Committees, Mr. Theriault's expertise and experience broaden the Board's skill set and enhance its ability to understand and oversee risk, including those associated with information technology, cybersecurity and bank regulatory matters.

- The Board of Directors believes Mr. Theriault is well-qualified for re-election as a Director.



AGE

69

DIRECTOR SINCE

2015

COMMITTEES:

Compensation & Human Capital

Nominating & Corporate Governance (Chair)

Laurie A. Tucker

FOUNDER AND CHIEF STRATEGY OFFICER OF CALADE PARTNERS LLC

Experience and Qualifications

- Founder and Chief Strategy Officer for marketing consultancy firm, Calade Partners LLC since January 2014
- Senior Vice President-Corporate Marketing of FedEx Services, Inc., a subsidiary of FedEx Corporation, a public company engaged in transportation, e-commerce and business services, from 2000 to 2013 and was employed by FedEx in various capacities of increasing experience and responsibilities since 1978
- Bachelor's degree and an MBA from the University of Memphis

Skills

- Ms. Tucker's qualifications include financial and compensation expertise, global operations experience and strong leadership skills developed as a public company Board member, including as a member of public company Audit, Compensation and Nominating and Corporate Governance Committees, and as a senior executive serving in various roles at a large multinational public company.

- These credentials, together with her expertise and experience in e-commerce, retail, technology, customer service and corporate marketing, add significant value to the Board of Directors, making her well-qualified for re-election as a Director.

Other Current Public Directorships

- Arrive AI Inc.
  - Chair of the Compensation Committee

Other Public Directorships in the Past Five Years

- Forward Air Corporation
  - Chair of the Corporate Governance and Nominating Committee and member of the Executive Committee



AGE

69

DIRECTOR SINCE

2019

COMMITTEES*:

Compensation &
Human Capital
(Chair)

Nominating &
Corporate
Governance

Sharen J. Turney
FORMER CEO OF VICTORIA'S SECRET

Experience and Qualifications

- Chief Executive Officer of Russia-based jeans brand Gloria Jeans from November 2018 until November 2019
- Director of Sweden-based designer sock and underwear brand Happy Socks AB from January 2018 until November 2019
- President and Chief Executive Officer of Victoria's Secret, a division of publicly-traded national retailer L Brands, Inc., from July 2006 until February 2016
- President and Chief Executive Officer of Victoria's Secret Direct, the brand's catalogue and e-commerce arm, from May 2000 until July 2006
- Served for 10 years in various executive roles including President and Chief Executive Officer of Neiman Marcus Direct, the direct marketing division of luxury brand retailer Neiman Marcus Group
- Served as an advisor to several retailers and technology companies
- Director of FULLBEAUTY Brands from July 2016 to September 2018
- Director of Nationwide Children's Hospital, Inc., including as Chairman of the Board of its Research Institute, from 2012 to 2018
- Formerly served on the Baker Retailing Center Industry Advisory Board at Wharton School at the University of Pennsylvania
- Director of the University of Oklahoma Foundation, where she serves as the Chair of the Audit Committee and a member of the Investment Committee
- Bachelor's degree from the University of Oklahoma

Skills

- Ms. Turney's qualifications include executive and/or Board-level experience in the retail industry, including as an executive officer of a Fortune 500 fashion retailer, loyalty, marketing and digital/e-commerce expertise, global operations experience, service on public company Boards, including as a member of public company Compensation and Nominating and Corporate Governance Committees, financial expertise and executive leadership at companies operating in industries relevant to our business.

- Our Board of Directors believes Ms. Turney's expertise, particularly with respect to her retail and digital/e-commerce marketing experience, will benefit our business and enhance our understanding of our customers' businesses, making her well-qualified for re-election as a Director.

Other Current Public Directorships

- Paycom Software, Inc.
  - Chair of the Nominating & Corporate Governance Committee
  - Member of the Compensation Committee

Other Public Directorships in the Past Five Years

- Academy Sports and Outdoors, Inc.
  - Member of the Compensation Committee and Nominating & Corporate Governance Committee

*Reflects current committee memberships. For committee memberships following the annual meeting, see "2026 Director Nominees and Proposed Committee Memberships" on page 35.

Directors Not Standing for Re-Election

As previously disclosed, in accordance with our director retirement policy, Roger H. Ballou, our current Board Chair and member of the Audit Committee and Compensation & Human Capital Committee, is not standing for re-election and his term as a director and committee member will expire at our 2026 annual meeting.

Mr. Ballou has served as a director for nearly 25 years, including as Board Chair since 2020 and a current member of the Audit Committee and Compensation & Human Capital Committee. The Board and management wish to thank him for his significant contributions over the years. We are incredibly grateful for Mr. Ballou's commitment, leadership and service to the Company and the Board during his tenure.

Role of Proxies in Election of Directors

The persons named as your proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Our Board of Directors has no reason to believe that any nominee will be unable to serve if elected. In an uncontested election, if a quorum is present, directors are elected by a majority of the votes cast, at the meeting or by proxy. This means that the nine nominees will be elected if they receive more "For" votes than "Against" votes. In accordance with Section 3.3.1 of our bylaws, any nominee who is currently serving as a director and does not receive a majority of votes cast shall immediately tender his or her resignation for consideration by our Board of Directors. Our Board of Directors will then evaluate whether to accept or reject such resignation, or whether other action should be taken. The Board of Directors will publicly disclose its decision to accept or reject such resignation and its rationale within 90 days from the date of certification of the director election results.

Executive Officers





Ralph J. Andretta PRESIDENT | CHIEF EXECUTIVE OFFICER | DIRECTOR

Biographical Information

- Mr. Andretta's biographic information appears under Proposal One: Election of Directors in this proxy statement.

Age: 65



Perry S. Beberman EXECUTIVE VICE PRESIDENT | CHIEF FINANCIAL OFFICER

Biographical Information

- Joined Bread Financial as Executive Vice President and Chief Financial Officer in July 2021.
- Served in various leadership roles with increasing responsibility at Bank of America from 2005 to June 2021, including as Senior Vice President and Finance Executive of Bank of America's consumer and wealth management lending products from October 2019 to June 2021.
- Joined Bank of America following its acquisition of MBNA in 2005, where he had spent more than 17 years in leadership roles with increasing responsibility.
- Serves as a member of the Finance Committee, Governance Committee and Advisory Committee of Ronald McDonald House of Greater Delaware.
- Director of Reach Riverside Corp., where he serves as the Treasurer and Chair of the Finance Committee and a member of the Executive Committee and Strategic Planning Committee.
- Serves as a member of the Finance Committee of Christiana Care Health System.
- Holds a Bachelor's degree in business administration and an MBA from the University of Delaware.

Age: 60





Age: 47

Allegra S. Driscoll EXECUTIVE VICE PRESIDENT | CHIEF TECHNOLOGY OFFICER

Biographical Information

- Joined Bread Financial as Executive Vice President and Chief Technology Officer in January 2024.
- Came to Bread Financial from American Express where she served as SVP, Chief Information Officer of the Global Commercial Services Unit from April 2022 to January 2024 and SVP, Chief Information Officer of the Corporate Systems Unit and Head of Technology Strategy & Transformation from January 2020 to April 2022.
- Served in senior leadership positions with increasing responsibility at Credit Suisse from September 2010 to December 2019, including as the Managing Director, COO Global Markets Technology and IHC Technology during 2019.
- Served in various leadership positions with increasing responsibility at Goldman Sachs from May 2001 to July 2010.
- Member of the Advisory Board of the CTO Forum, a not-for-profit organization composed of senior technology executives, business leaders and academicians, focused on key technology issues and accelerating innovation across organizations.
- Director of Boscobel House and Gardens, a not-for-profit organization.
- Holds a Bachelor's degree in computer science from Barnard College, Columbia University.



Age: 61

Valerie E. Greer EXECUTIVE VICE PRESIDENT | CHIEF COMMERCIAL OFFICER

Biographical Information

- Joined Bread Financial as Executive Vice President and Chief Commercial Officer in June 2020.
- Before joining Bread Financial, led the U.S. cards co-brand business at Citigroup, where Ms. Greer worked from September 2011 to April 2020.
- Served as the General Manager, Partnerships for JPMorgan Chase from 2006 to 2011.
- Served in senior leadership positions with increasing responsibility at HSBC from 1994 to 2006, including as the Executive Director of HSBC's private label business from 2003 to 2006.
- Director of Ruling Our eXperiences, Inc., a girls not-for-profit organization where she serves as a member of the Development Committee.
- Holds a Bachelor's degree from University of Manitoba and an MBA from the Kellogg School of Management at Northwestern University.



Age: 52

Tammy M. McConnaughey

EXECUTIVE VICE PRESIDENT | CHIEF CREDIT RISK AND OPERATIONS OFFICER

Biographical Information

- Has served as Executive Vice President overseeing Operations and Credit Risk of Bread Financial since January 2021; originally joined the Company in 1992.
- Prior to her current role, Ms. McConnaughey served in increasingly senior leadership positions over her thirty-year tenure with the Company across collections, customer care, operations and credit risk.
- Director of Mid-Ohio Food Collective, a not-for-profit organization.
- Holds a Bachelor's degree in business from Mount Vernon Nazarene University.



Age: 64

Joseph L. Motes III

EXECUTIVE VICE PRESIDENT | CHIEF LEGAL AND ADMINISTRATIVE OFFICER | SECRETARY

Biographical Information

- Has served as Executive Vice President, Chief Legal and Administrative Officer and Secretary of Bread Financial since June 2019; originally joined the Company as General Counsel and Secretary in July 2015.
- Before joining Bread Financial, Mr. Motes was a partner at Akin, Gump, Strauss, Hauer & Feld, LLP, where he worked for nearly 20 years and was the lead relationship partner for the Company.
- Holds a Bachelor's degree in geology from Trinity University and a J.D. from Southern Methodist University Dedman School of Law, where he served as Editor-in-Chief of the SMU Law Review.



Age: 53

J. Bryan Campbell SENIOR VICE PRESIDENT | CHIEF ACCOUNTING OFFICER

Biographical Information

- Joined Bread Financial as Senior Vice President and Chief Accounting Officer in November 2021.

- Came to Bread Financial from American Express Company, where he served as Vice President of Finance within the Controllership leadership team from February 2017 to November 2021, Vice President of Finance – Head of External Reporting from March 2015 to February 2017, and in other roles of increasing responsibility from August 2007 to March 2015.

- Served as Assistant Controller at General Electric Company from 2006 to 2007.

- Held various strategic and finance roles at Credit Suisse, Deloitte and KPMG from 1995 to 2006.

- Holds a Bachelor's degree in accounting and finance from the University of Colorado at Boulder and is a Certified Public Accountant in the state of Colorado.

Compensation & Human Capital Committee Report

The Compensation & Human Capital Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation & Human Capital Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

This report has been furnished by the members of the Compensation & Human Capital Committee.

Roger H. Ballou
Joyce St. Clair
Laurie A. Tucker
Sharen J. Turney, Chair

Compensation Discussion & Analysis

Named Executive Officers

This Compensation Discussion and Analysis describes the material compensation elements for each of Bread Financial's named executive officers (NEOs) and provides an overview of the compensation policies and practices applicable to our NEOs. For 2025, our NEOs were:



Ralph Andretta
President and CEO



Perry Beberman
Executive VP, Chief Financial Officer



Allegra Driscoll
Executive VP, Chief Technology Officer



Valerie Greer
Executive VP, Chief Commercial Officer



Joseph Motes
Executive VP, Chief Legal and Administrative Officer, Secretary

Defined Terms in this Compensation Discussion and Analysis

- AIC — Annual Incentive Compensation
- CHCC — Compensation & Human Capital Committee
- EPS — Earnings Per Share
- ERM — Enterprise Risk Management
- LTIC — Long-Term Equity Incentive Compensation
- NCL — Net Credit Loss
- NEO — Named Executive Officer
- NPS — Net Promoter Score

- PBRSU — Performance-Based Restricted Stock Unit
- PPNR — Pretax Pre-provision Earnings[1]
- ROE — Return on Equity
- ROTCE — Return on Tangible Common Equity[1]
- RSU — Restricted Stock Unit
- rTSR — Relative Total Stockholder Return
- SLAs — Service Level Agreements
- TBRSU — Time-Based Restricted Stock Unit

(1) PPNR and ROTCE are non-GAAP financial measures. Refer to Appendix A for applicable definitions and reconciliations.

Company Highlights and 2025 Focus Areas

Overview

We are a tech-forward financial services company that provides simple, personalized payment, lending and saving solutions to millions of U.S. consumers. Our payment solutions deliver growth for some of the most recognized brands in travel & entertainment, specialty apparel, health & beauty, jewelry, sporting goods, technology and electronics, as well as home & furniture through our co-brand and private label credit cards and pay-over-time products providing choice and value to our shared customers. Additionally, we offer Bread Financial general purpose credit cards and saving products that empower our customers and their passions for a better life.

2025 was another successful year for Bread Financial, as our business model continues to deliver strong, resilient returns and sustainable long-term value through responsible, disciplined capital allocation.

| Strong, resilient returns and capital generation | + | Disciplined capital allocation | = | Sustainable long-term shareholder value |

Our 2025 performance reflected continued progress on our strategic initiatives and underscored the strength of our business model and the value of our products and services. Below is a snapshot of certain of our financial, operational and capital & balance sheet highlights from 2025 from our continuing operations, with the comparative figures relative to 2024 performance:

Financial Highlights



- EPS of $10.96, an increase of 98%
- Adjusted EPS[1] of $12.16, an increase of 57%
- Net income of $521 million, an increase of 87%
- Adjusted Net Income[1] of $578 million, an increase of 48%
- Adjusted PPNR[1] of $1.9 billion, an increase of 2%
- ROTCE[1] of 20.4%, an increase of 900 basis points
- CET 1 ratio of 13%, an increase of 60 basis points
- Tangible book value per common share[1] of $57.57, an increase of 23%

Operational Highlights



- 10 of 10 largest credit card programs currently under contract into at least 2028
- Secured key brand partner renewals, including Caesars Entertainment, as well as new and diversified brand partner relationships, such as Bed Bath & Beyond, Cricket Wireless, Crypto.com, Furniture First, Raymour & Flanigan and Vivint
- Grew direct-to-consumer deposits to $8.5 billion, an increase of 11%, representing 48% of our fourth quarter average total funding
- Continued enhancements to our enterprise risk management practices, which allowed the Company to reduce open issues to a 3-year low

Capital & Balance Sheet Highlights 	• Continued optimization of our capital structure with $400 million subordinated debt offering and $75 million preferred stock offering
	• Refinanced our senior notes, reducing size by $400 million and interest rate by 300 basis points
	• $310 million of share repurchases, a 5.6x increase
	• Increased quarterly common share dividend by 10%
	• Received credit rating upgrades from 2 of 3 leading ratings agencies

(1) This is a non-GAAP financial measure. Refer to Appendix A for applicable definitions and reconciliations.

Our 2025 performance underscored our disciplined approach to growing responsibly, building financial resilience and advancing operational excellence, all to support significant long-term growth opportunities. The progress we made during 2025, including our strong capital generation, continued balance sheet improvement and enhanced enterprise risk management framework, also contributed to the positive feedback we received from the leading ratings agencies, our stockholders and the analysts that cover our Company:

- Fitch upgraded our credit rating from BB- to BB, with a stable outlook, in October 2025

- Moody's upgraded our credit rating from Ba3 to Ba2, with a positive outlook, in October 2025

- S&P upgraded our outlook from stable to positive in October 2025

- Among the analysts that cover our Company, 13 of 16 analysts currently rate Bread Financial as a "Buy" or a "Hold"

While we continue to navigate the uncertain macroeconomic and regulatory conditions that have persisted throughout our multi-year transformation, we believe we are well-positioned to advance toward our longer-term financial targets, including achieving a mid-20% ROTCE. Moreover, the progress we have made in recent years to strengthen our Company is evident in our TSR performance relative to our industry and peers:



1-YEAR TSR

BFH	23.1%
S&P	8.0%
PG	26.2%

3-YEAR TSR

BFH	108.8%
S&P	43.5%
PG	74.4%

BFH = Bread Financial   **S&P** = S&P Financial Composite Index   **PG** = rTSR Peer Group

Source: S&P Capital IQ; TSR end date of December 31, 2025

Over the one-year period, Bread Financial's TSR ranked in the 77th percentile relative to the S&P Financial Composite Index and in the 46th percentile relative to our rTSR Peer Group (see page 74 for composition of rTSR Peer Group). Over the three-year period, Bread Financial's TSR ranked in the 83rd percentile relative to the S&P Financial Composite Index and in the 61st percentile relative to our rTSR Peer Group.

Additional detail regarding our 2025 strategic priorities and accomplishments is set forth below.

2025 Focus Areas and Achievements

Below are our key areas of focus for the year, which we originally shared with our stockholders during our January 2025 earnings call. We built on our position of strength by focusing on these four areas throughout the year and advanced our commitment to drive sustainable, profitable growth and build long-term value for our stockholders:



Responsible growth

Scaled and diversified product suite, enabling growth and expanding revenue generation opportunities and meeting the evolving needs of our brand partners and customers



Managed macroeconomic and regulatory environment

Proactively executed strategies to improve credit performance and mitigate regulatory uncertainty



Disciplined capital allocation and risk management

Effectively managed capital ensuring appropriate returns on investments, reduced risk and maintained a strong balance sheet



Operational excellence

Accelerated continuous improvement initiatives to deliver technology advancements, improved customer satisfaction, reduced risk exposure, enterprise-wide efficiency and value creation

Below are key achievements that we made within each focus area, along with detail on how elements of our 2025 compensation program supported and incentivized delivery on these strategic initiatives:

2025 Key Focus Area	Key Achievements within Focus Area in 2025	How Focus Area is Reflected in Our 2025 Compensation Program
Responsible Growth	• Added new relationships in diversified verticals, including Cricket Wireless, Crypto.com and Vivint • Expanded our home vertical, including Bed Bath & Beyond, Furniture First and Raymour & Flanigan • Renewed our top 10 programs into at least 2028 with the extension of Caesars Entertainment • Grew direct-to-consumer deposits to $8.5 billion, an 11% increase year-over-year, representing 48% of our fourth quarter average total funding	• ROTCE (*LTIC plan metric*) • EPS (*LTIC plan metric*) • rTSR (*LTIC plan modifier*) • PPNR *(30% weighting on AIC scorecard)* • Average Loans *(10% weighting on AIC scorecard)* • NCLs *(10% weighting on AIC scorecard)* • Operating Leverage *(10% weighting on AIC scorecard)* • NPS *(5% weighting on AIC scorecard)*
Manage Macroeconomic and Regulatory Environment	• Disciplined credit risk management and product diversification drove improved credit metrics • Maintained prudent weightings on the economic scenarios in our credit reserve modeling given the wide range of potential macroeconomic outcomes • Continued execution on our credit strategies; anticipating ongoing gradual improvement in our credit metrics	• Average Loans *(10% weighting on AIC scorecard)* • NCLs *(10% weighting on AIC scorecard)* • ERM Composite Metric *(10% weighting on AIC scorecard)* • Bank Merger Readiness was a Strategic Modifier to our AIC scorecard

2025 Key Focus Area	Key Achievements within Focus Area in 2025	How Focus Area is Reflected in Our 2025 Compensation Program
Disciplined Capital Allocation and Risk Management	• Credit ratings upgrades from Moody's and Fitch and a positive outlook from Moody's and S&P • Further optimized capital structure with issuances of subordinated notes and preferred stock • Refinanced senior notes, reducing size by $400 million and interest rate by 300 basis points • Repurchased 5.7 million common shares for $310 million; increased quarterly common stock dividend by 10% • Continued enhancements to our enterprise risk management practices, which allowed the Company to reduce open issues to a 3-year low	• ROTCE (*LTIC plan metric*) • EPS (*LTIC plan metric*) • rTSR (*LTIC plan modifier*) • PPNR *(30% weighting on AIC scorecard)* • Operating Leverage *(10% weighting on AIC scorecard)* • ERM Composite Metric *(10% weighting on AIC scorecard)*
Operational Excellence	• Delivered positive operating leverage as a result of our continuous improvement culture and initiatives • Advanced technology, including accelerating AI adoption across the Company, to increase automation and efficiency	• Operational Excellence was a Strategic Modifier to our AIC scorecard • Operating Leverage (10% weighting on AIC scorecard) • ROTCE (LTIC plan metric) • Associate Engagement (5% weighting on AIC scorecard)

Other 2025 Achievements

While we are pleased with our performance across our 2025 focus areas and the other highlights discussed above, our achievements for the year extended much further. At Bread Financial, we believe our ability to create long-term value for all our stakeholders is linked to the effective prioritization and management of our sustainability strategy. Our sustainability strategy is representative of the responsible business practices that are integrated in every facet of our enterprise operations. Additionally, it reflects routine feedback from our key stakeholders to ensure we appropriately prioritize critical aspects of our business that enable achievement of our long-term financial and reputational goals. We continue to evolve and mature our sustainability strategy, making notable progress advancing our objectives during 2025, which we believe will continue to help drive our future success. For additional detail regarding our 2025 sustainability highlights, please see "Proxy Summary—Sustainability Highlights" beginning on page ix and "Sustainable Business Practices" beginning on page 25.

For additional detail regarding our 2025 corporate governance highlights, please see "Proxy Summary—Corporate Governance Highlights" beginning on page viii and "Corporate Governance" beginning on page 2.

In recognition of our various achievements in 2025, we are also proud to have been recognized with a number of awards and designations throughout the year, including nearly 20 awards recognizing our positive workplace and responsible business practices. For additional information, please also see "Proxy Summary—2025 Business Highlights & Awards" beginning on page iii.

2026 and Beyond

As we move forward into 2026 and beyond, we will continue to build on our position of strength. We remain committed to generating responsible, profitable growth, leveraging our diversified product suite to drive sustainable revenue opportunities for our brand partners and differentiated value for our customers. We will continue to focus on disciplined capital allocation and proactive risk management, ensuring appropriate returns on investments, reducing risk and maintaining a strong balance sheet. Finally, we will continue to execute on our operational excellence efforts, including driving innovation through technology advancements, including accelerating initiatives in AI and automation, and improving processes that result in an enhanced customer experience, reduced risk exposure, and enterprise-wide efficiency and value-creation. Combined, we believe these initiatives will enable us to continue to compete and win as a strong, sustainable business and deliver long-term value to our stockholders.

Say-On-Pay and Stockholder Engagement

At our 2025 annual meeting of stockholders, we held an advisory vote on our 2024 executive compensation program, and **approximately 95% of the votes cast were in support of the program**. We believe this result reflects significant stockholder support for our compensation philosophy and program design, including the changes we made to our 2025 PBRSU design to add a second performance metric (EPS) and an rTSR modifier, each measured over a three-year period. Nonetheless, we continue to review all elements of our compensation program to ensure the design continues to align with the Company's short-term and long-term objectives. Additionally, we continue to elicit and consider stockholders' perspectives related to our executive compensation program and design elements to inform the CHCC's decision-making process.

In 2025, we again engaged in proactive and extensive outreach with our stockholders, including:

- We reached out to stockholders representing **78%** of our common stock

- We actively engaged with stockholders representing **51%** of our common stock (**165** discrete stockholders)

- Our CFO participated in meetings with over **130** discrete stockholders, and in many cases met multiple times throughout the year with particular stockholders

- Our CEO participated in meetings with over **50** discrete stockholders, and in many cases met multiple times throughout the year with particular stockholders

- We offered to engage with proxy advisory firms **Glass Lewis** and **ISS**

- We make our Board Chair (who is also a member of the CHCC) available to speak with any of our institutional stockholders who would like to engage with us on executive compensation matters, and our Board Chair did meet with **2 of our 4** largest stockholders during 2025, as well as with **Glass Lewis**

For more information regarding our engagement efforts with both equity and debt investors, including a timeline of our annual stockholder engagement, please see "Corporate Governance—Investor Engagement." For additional information regarding our engagement efforts with our stakeholders more broadly, please see "Proxy Summary—Stakeholder Engagement & Transparency."

Through our engagement efforts, we sought to elicit stockholders' perspectives related to our executive compensation program, including program design elements and specific actions to inform appropriate responses to the say-on-pay vote. Nearly all of the feedback we received during 2025 was positive, and the discussions we have had with stockholders over the past several years about potential enhancements to our compensation programs have been constructive. The feedback received during these meetings was then shared and discussed with the CHCC.

Feedback We Heard from Stockholders	How We are Responding
LTIC: Support for the 2025 re-design of our PBRSUs	Stockholders were universally supportive of the changes we made to the design of our PBRSUs in 2025. As we announced in last year's proxy statement, the CHCC re-designed our 3-year PBRSU grants in 2025 to add a second performance metric (EPS) and an rTSR modifier, as set forth below: • **ROTCE**: 75% of the PBRSU grant is weighted based on ROTCE • **EPS**: 25% of the PBRSU grant is weighted based on EPS • **rTSR:** We have added a +/- 10% rTSR modifier measured against our rTSR Peer Group The CHCC believes this mix of metrics makes sense for our business, properly incentivizes our NEOs and further aligns our NEOs' interests with those of stockholders, and our stockholders were universally supportive of these changes.
AIC: Continued support for stockholder-friendly changes to AIC scorecard	Stockholders continued to express support for the stockholder-focused changes that we originally implemented into our 2024 AIC scorecard (which we carried forward into 2025), including: • Increasing the weighting of the Stockholder metrics from 60% to 70% • Capping the total payout on the core scorecard at 100% (before modifiers) unless the Financial metrics, in aggregate, achieve at least 85% of target.
Disclosure: Continued support for forward-looking performance targets for PBRSUs	Stockholders continued to express support for our disclosure of forward-looking performance targets. We were pleased to hear this feedback, and we continue to provide these forward-looking disclosures. See "—Compensation Programs—Long-Term Equity Compensation—PBRSU Targets and Results" below.
Disclosure: Continued support for the comprehensive disclosure and transparency regarding AIC scorecard	We were thankful to hear this feedback, and we continue to provide detailed disclosure regarding the metrics, targets and results in our AIC scorecard. Transparency in our disclosures regarding our compensation practices and decision-making remains a key priority for us.

The CHCC will continue to consider the long-term interests of the Company and our stockholders when making decisions regarding our compensation program and the outcome of future say-on-pay votes. We currently provide stockholders with an annual "say-on-pay" advisory vote on the compensation of our NEOs, and we intend to continue doing so on an annual basis.

Compensation Principles and Governance

We consider our executive compensation program integral to our ability to grow and improve our business. Our executive compensation program is structured at competitive levels and designed to reward executive officers when the Company achieves above industry-average performance, and to significantly reduce rewards for performance below expectations. We maintain compensation plans that tie a substantial portion of our NEOs' overall target annual compensation to the achievement of pre-established financial and non-financial objectives that support our business strategies, with a mix that balances short- and long-term goals.

The CHCC employs multiple performance measures and strives to award an appropriate mix of annual and long-term incentives to avoid overweighting short-term objectives. Through our executive compensation program, we seek to properly incentivize and reward our executives for performance with competitive pay, allowing us to attract, retain, motivate and engage the highest level of executive talent to guide our business and successfully execute on our strategies.

The primary principles of our compensation program are described below:

PRINCIPLES OF OUR COMPENSATION PROGRAM

Incentivize Performance	We design our compensation program to pay for performance, with performance measured against challenging annual and long-term goals aligned with our key business priorities and strategies.
Deliver Long-Term Stockholder Value	We design our compensation program to promote sound decision-making for the business that drives long-term stockholder value and avoids excessive risk-taking. We seek to align management's incentives with the creation of stockholder returns over the long-term, by requiring significant stock ownership and delivering the majority of our CEO's target direct compensation in the form of LTIC awards.
Deliver Competitive Pay	We provide compensation that is competitive with market practice and reflective of the responsibilities of the role.
Attract, Retain and Engage Key Talent	We design our compensation program to attract, retain and engage the highest level of executive talent to guide our business and successfully execute our long-term strategy, which is essential to driving stockholder value.

Key Compensation Policies and Practices

Our compensation program, practices and policies are reviewed and evaluated on an ongoing basis to address evolving best practices and changing regulatory requirements. We list below some of the more significant best practices we have adopted and the practices we have avoided.

 **What We Do**

PERFORMANCE-BASED PAY

We emphasize pay for performance. Our executive compensation includes both annual cash and long-term equity components tied to financial and non-financial performance.

STOCKHOLDER ALIGNMENT

Our compensation program is designed to be aligned with our long-term interests and those of our stockholders, with a majority of our CEO's target direct compensation delivered as LTIC awards (of which 60% are performance-based).

ROBUST GOAL-SETTING

We set challenging goals that align with Company strategy and the Company's medium and long-term financial targets.

CLAWBACK PROVISIONS

We have adopted a comprehensive clawback policy providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws, which policy is compliant with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.

DOUBLE-TRIGGER CHANGE IN CONTROL

We use double trigger acceleration provisions upon a change in control in our equity incentive plans and related equity award agreements.

SIGNIFICANT STOCK OWNERSHIP

Our directors and executive officers are required to hold a minimum amount of stock to further enhance alignment with stockholders.

BALANCED COMPENSATION STRUCTURE

We utilize a balanced approach to compensation, combining fixed and variable, short-term and long-term, and cash and equity components.

INDEPENDENT COMPENSATION COMMITTEE

Each member of our CHCC meets the independence requirements under SEC rules and NYSE listing standards.

INDEPENDENT COMPENSATION CONSULTANT

The CHCC engages an independent compensation consultant.

 **What We Don't Do**

NO EMPLOYMENT, SEVERANCE OR CHANGE IN CONTROL AGREEMENTS

We do not have employment, severance or change in control agreements with our executive officers.

NO TAX GROSS-UP PROVISIONS

We do not enter into excise tax gross-up arrangements with any of our executive officers.

NO EXCESSIVE PERQUISITES

We provide only limited perquisites to our executive officers.

NO SPECULATIVE TRADING

Our directors, executive officers and associates are prohibited from trading in puts or calls or engaging in short sales with respect to our securities.

NO EXCESSIVE RISK-TAKING

We regularly review our compensation program to ensure that the program does not promote unnecessary or excessive risk-taking.

NO PLEDGING OF OUR SECURITIES

Our directors, executive officers and associates are prohibited from holding our securities in a margin account or otherwise pledging our securities as collateral for a loan.

NO HEDGING OF OUR SECURITIES

Our directors, executive officers and associates are prohibited from engaging in hedging transactions with respect to our securities.

NO DIVIDENDS ON EQUITY GRANTS UNLESS VESTED

We do not pay dividends or dividend equivalent rights on any equity granted to directors or executive officers unless those grants vest.

Summary of CEO and Other NEOs Pay Mix

Consistent with our compensation philosophy, the total target direct compensation of our NEOs is heavily weighted towards variable, at-risk compensation that is tied to performance, with 89% of our CEO's total pay at risk and 80% of our other NEOs' average total pay at risk. The 2025 performance-based component for our CEO and our other NEOs comprised 63% and 61%, respectively, of such executive officers' total direct compensation.



2025 CEO TARGET PAY MIX[1]

Base, 11%
TBRSUs, 26%
89% Pay At Risk
AIC, 23%
PBRSUs, 40%

2025 AVERAGE NEO TARGET PAY MIX[1]

TBRSUs, 19%
Base, 20%
80% Pay At Risk
PBRSUs, 28%
AIC, 33%

(1)   These pay mix charts exclude amounts listed in the column titled "All Other Compensation" in the *Summary Compensation Table* included in this proxy statement.

Compensation Programs

Overview of 2025 NEO Compensation Program Elements

The following is an overview of the 2025 compensation program elements for our NEOs. We use each component of compensation to satisfy one or more of our compensation objectives. The CHCC places a significant portion of the overall target compensation for our executive officers "at risk," without encouraging excessive or unnecessary risk-taking.

	Form of Payment	Performance Period	Performance Criteria	Objectives	For More Information
Base Salary	Cash; Fixed	Ongoing	Alignment of salary with performance is evaluated on an annual basis	• Compensates for day-to-day performance • Attracts, retains and rewards NEOs with competitive fixed pay • Reflects experience and job scope	Page 62
Annual Incentive Compensation (AIC)	Cash; Performance-Based	1-Year	Based on results of balanced scorecard for the year	• Incentivizes performance on a range of financial and non-financial metrics in the following categories: Stockholder, Customer and Associate • Rewards successful execution of key annual strategic goals	Page 62
Long-Term Equity Incentive Compensation (LTIC)	60% PBRSUs	3-Year Cliff Vesting	ROTCE (75% weight) EPS (25% weight) rTSR (+/-10%)	• Aligns incentives with stockholder interests and long-term financial objectives • Focuses our executives on delivering exceptional performance	Page 71
	40% TBRSUs	Vests Ratably Over 3-Year Period	Time-based	• Increases retention • Promotes direct alignment with stockholder interests • Rewards creation of long-term value	Page 71

Base Salary

While the majority of our NEOs' compensation is contingent upon meeting specified performance targets, we pay our NEOs a competitive base salary as fixed compensation for their time, efforts and commitments throughout the year. To aid in attracting and retaining qualified executive officers, the CHCC seeks to keep base salary competitive by considering, among other factors, the nature and responsibility of the position; experience of the individual; market data; internal pay equity; and the other factors set forth under "Compensation Determination Process" below. The CHCC reviews base salaries at least annually.

In January 2025, the CHCC, together with its independent compensation consultant, reviewed the base salaries of our NEOs for fiscal year 2025. The CHCC considered the various factors set forth above, including a competitive assessment of the Company's executive compensation against the Company's compensation peer group and other industry data prepared by the independent compensation consultant. Based on these considerations, the CHCC approved the following base salary adjustments for 2025.

BASE SALARY (ANNUALIZED RATE)

Named Executive Officer	2025	2024	% Change
Ralph J. Andretta	1,200,000	1,155,000	3.9%
Perry S. Beberman	700,000	665,000	5.3%
Allegra S. Driscoll	643,500	625,000	3.0%
Valerie E. Greer	700,000	665,000	5.3%
Joseph L. Motes III	680,000	660,000	3.0%

Annual Incentive Compensation

AIC is the annual cash-denominated performance-based component of our executive compensation program designed to provide an incentive to our NEOs and other executive officers to contribute to our annual objectives, including key strategic priorities for the year. The CHCC focuses on matching rewards with results and encourages executive officers to make significant contributions toward our financial results and other objectives by providing a basic reward for reaching threshold expectations, plus an upside for reaching our aspirational goals. Our formulaic AIC program is structured to reflect specific and measurable financial and non-financial goals, which are approved by the CHCC at the beginning of the year and set forth on the Company's annual balanced scorecard.

When we refer to our "core scorecard," we are referring to the financial and non-financial metrics organized under the Stockholder, Customer and Associate categories. When we refer to our "balanced scorecard" or our "AIC scorecard," we are referring to our core scorecard, as modified by the results of the modifiers selected by the CHCC for 2025.

HOW AIC AWARDS ARE CALCULATED



ANNUAL BASE SALARY (12/31/2025) × ANNUAL INCENTIVE TARGET (% OF SALARY) × CORE SCORECARD RESULT + MODIFIER RESULTS (0% - 230%) = ANNUAL INCENTIVE AWARD

During fiscal year 2025, each of our NEOs was eligible to earn an AIC award. Each NEO's target AIC award (Target Award) was expressed as a percentage of his or her base salary, reflecting peer and industry data and practice, internal equity among executive officers, the intended value and mix of target total direct compensation and the other factors set forth under "Compensation Determination Process" below. After the end of the fiscal year, the CHCC determined the amount of each NEO's AIC award based upon the Company's achievement against pre-determined goals, as set forth in the Company's 2025 core scorecard and as modified by the modifiers that were adopted as part of the 2025 AIC program.

Core Scorecard Payout Opportunity. For the 2025 AIC core scorecard, the CHCC established threshold, target and maximum goal levels for each metric, with threshold equating to a payout of 50% of the Target Award, target generally equating to a payout of 100% of the Target Award, and maximum equating to a payout of 200% of the Target Award. As with 2024, the Financial metrics in the core scorecard (i.e., Average Loans, NCLs, PPNR and Operating Leverage) had a target range, rather than a discrete number as the target. Within the target range for the Financial metrics, the low-end of the range equated to a score of 95% of the Target Award and the high-end of the range equated to a score of 105% of the Target Award, with results between the low-end and the high-end of the target range interpolated on a straight line basis. At the time the 2025 scorecard was approved, there was significant macroeconomic uncertainty and it was unclear whether, and to what extent, those conditions would improve or worsen throughout the year. Accordingly, the rationale for using the target range was to avoid unfairly penalizing or rewarding NEOs for macroeconomic volatility that was outside of their control. **The payout on the core scorecard is capped at 100% unless the Company scored at least 85% on the Financial metrics, in aggregate.**

Results are interpolated for performance (i) between threshold and target (or, in the case of Financial metrics, the low-end of the target range), and (ii) between maximum and target (or, in the case of the Financial metrics, the high-end of the target range).

After the score for each individual metric is determined, it is then multiplied by the weighting assigned to that metric (see "—2025 Balanced Scorecard Targets and Results" below), and the weighted scores for all metrics are added together to determine the total core scorecard result.

Application of Modifiers to Payout Opportunity. The CHCC established two strategic modifiers in 2025, each of which was based on a critical business priority for 2025. Each of these strategic modifiers had the potential to increase the total payout percentage by up to a maximum of 10%. Lastly, as with 2024 scorecard, the CHCC included a Discretionary Consideration Framework (DCF) modifier, which could either increase or decrease the total payout percentage by up to a maximum of +/-10%.

Establishing a maximum payout amount under our AIC plan deters excessive risk-taking, while having an equitable payout amount that can be earned at a defined performance threshold encourages goal attainment. No payout is made for performance below the threshold performance amount.

2025 CORE SCORECARD DESIGN

Our 2025 core scorecard encompassed a selection of both financial and non-financial metrics important to all stakeholders, organized under the Stockholder, Customer and Associate categories. The scorecard consists of rigorous, quantitative performance metrics that were pre-established early in 2025 in these three categories. See "Compensation Determination Process—Target Setting" below for additional detail. The CHCC then reviewed progress against each metric throughout the year and evaluated achievement of the metrics in January 2026. The Financial metrics selected for 2025 were designed to incentivize strong financial results and align our NEOs' interests with those of our stockholders, while also prioritizing non-financial metrics that create value for our stockholders, including in the areas of risk, audit and controls, customer and brand partner relationships and human capital management. The goals were designed to be challenging and incentivize our NEOs to advance our strategic and operational priorities, in the face of uncertain macroeconomic and regulatory conditions. Beginning in 2024, in response to feedback we received from our stockholders, we increased the weighting of the Stockholder metrics in the core scorecard from 60% to 70%, and we carried this practice forward into the 2025 iteration of the core scorecard.

Below is a description of the core scorecard metrics selected by the CHCC for 2025, along with detail regarding the rationale for each metric's inclusion in the core scorecard.

	Metric	Measurement of Metric	Why Metric is Important
Stockholder (70%)	Average Loans	Average total amount of our credit card and other loans during 2025, including any loans classified as held-for-sale.	Important indicator of the Company's growth and ability to win new business, retain existing brand partners and generate new loans and accounts.
	NCLs	Total net principal credit losses for 2025.	Focuses management on quality underwriting, credit risk management and successful collection and recovery efforts.
	PPNR[1]	PPNR is calculated by increasing/decreasing Income from continuing operations before income taxes by the net provision/release in Provision for credit losses. PPNR is a non-GAAP financial measure and is reconciled to the most directly comparable GAAP measure included in our audited consolidated financial statements in Appendix A.	Measures our results of operations before income taxes, excluding the volatility that can occur within Provision for credit losses. When used in concert with credit-related metrics like NCLs, PPNR provides additional clarity in understanding our results and trends. It is a key measure to track core earnings over time to demonstrate sustainable, profitable growth. *Accordingly, PPNR is weighted more heavily than the other Stockholder metrics.*
	Operating Leverage[1]	The calendar year-over-year percentage change in total revenue net, less the calendar year-over-year percentage change in non-interest expense.	Measures discipline around deployment of resources and expense control in relation to revenue growth, efficiency and value creation. It is an important indicator of profitable growth.
	ERM Composite Metric	A composite ERM metric based on: (i) % of Self-Identified Issues; and (ii) Timely Remediation of Issues.	Measures the success of our ERM program in proactively identifying and reporting potential issues impacting our risk tolerances, and efficiently remediating issues. Strong corporate governance and proactive risk management are guiding principles of the Company's strategy.

Metric	Measurement of Metric	Why Metric is Important
Customer (20%) Performance on Critical SLAs	Measured based on Company's aggregate level of performance on "Critical" SLAs (and other SLAs that carry financial penalties or termination risk). Measured under contracts with Top 25 brand partners, based on loan balances.	Our industry is highly competitive, and we compete on the level of service we provide our customers. The critical SLAs correlate to stronger customer satisfaction and performance; when we fail to deliver on these standards, we risk financial penalties, our reputation, and ultimately, our ability to retain our brand partner relationships.
Digital Engagement Composite Metric	Composite metric based on: • Active Digital User Rate (ADU): Calculated based on digital users receiving a billing statement, divided by active billing accounts (70% of metric) • Interactive Voice Response System (IVR) Completion Rate: Calculated based on % of calls to IVR that terminate (30% of metric)	Increasing our ADU rate is a key business initiative contributing to higher share-of-wallet, lower cost-to-serve, and our paperless initiatives. Increasing our IVR completion rate is a key business initiative to reduce cost-to-serve and further limit the number of customer inquiries requiring associate assistance.
Application Availability	Application Availability is measured as a percentage, based on seconds of uptime and downtime (excluding planned downtime) within each month.	Application Availability is critical to servicing our customers and brand partners and ensuring our business runs smoothly without disruption.
NPS	To calculate NPS, customers are surveyed "On a scale of 0-10, how likely are you to recommend this company's product or services to a friend or colleague?" Scores of 0-6 are "Detractors," scores of 7-8 are "Passives" and scores of 9-10 are "Promoters." NPS = % Promoters minus % Detractors.	It is crucial that our customers have positive experiences in each of their touch points with us. Our customers (and brand partners) have many options available to them, and if we are unable to provide consistently positive experiences, we may be unable to effectively compete. NPS measures the extent to which our customers are true brand advocates.
Associate (10%) Associate Experience	Based on the Company's Annual Associate Survey, this metric measures core aspects of the associate experience, including: • Participation • Senior Leadership • Recognition • Communication • Flexibility/Balance • Enablement	Associate Experience is the foundation for building a culture that drives our business forward. The Associate Experience metric provides a broad measure of the extent to which the factors that drive engagement and a positive associate experience are found in the work environment.

(1) At the time of the CHCC's approval of the 2025 core scorecard, the CHCC pre-approved certain adjustments that impacted the calculation of PPNR and Operating Leverage metrics. These adjustments are discussed below under "2025 Balanced Scorecard Targets and Results" and in Appendix B.

2025 MODIFIERS TO CORE SCORECARD

For 2025, the CHCC approved two strategic modifiers to the core AIC scorecard, which were based on two of the Company's business-critical focus areas for 2025—namely (i) readiness for the potential merger of our two bank subsidiaries and (ii) the Company's Operational Excellence initiative. These strategic modifiers were important not only due to their in-year benefit for 2025, but also because of the value they generate on a go-forward basis in terms of revenue growth, operating and regulatory efficiencies and the development of new capabilities. In addition, the CHCC carried forward the DCF modifier for 2025, which was originally introduced in 2024. Additional detail regarding the CHCC's rationale for choosing each of these modifiers is set forth below:

	Measurement of Metric	Why We Chose this Modifier
Strategic Modifier #1: Bank Merger Readiness (0% to +10%)	Measured on a gradient, with a total impact to AIC results of 0% to +10%	• The Company currently operates through two state-chartered subsidiary banks (Comenity Bank and Comenity Capital Bank), which is a legacy structure that gives rise to certain regulatory complexities and other operational drawbacks. • For 2025, the CHCC, with the support of the Board, adopted this modifier to challenge and incentivize management to develop actionable plans to merge our subsidiary banks. • The bank merger, if executed, is expected to have a number of operational and financial benefits, including a simplified regulatory framework, improved access to the retail deposit funding market, greater flexibility in managing our securitization activities, and other liquidity and capital risk management benefits.
Strategic Modifier #2: Operational Excellence (0% to +10%)	Measured on a gradient, with a total impact to AIC results of 0% to +10%	• Beginning in 2023, we launched our Operational Excellence initiative, which is an enterprise-wide effort focused on improving the way our Company works, with the goal of driving efficiencies and value creation. • In preparing our Board-approved 2025 budget, the anticipated value from Operational Excellence initiatives was embedded into that budget. • In adopting this modifier, the CHCC sought to challenge and incentivize management to generate even greater efficiencies and value from Operational Excellence initiatives, incremental to those already in the budget. • As noted above, "Operational Excellence" was one of our key focus areas for 2025 and that focus is reflected in the CHCC's choice of this strategic modifier.

Discretionary Consideration Framework (DCF) (-10% to +10%)	Measured on a gradient, with a total impact to AIC results of -10% to +10%	• The DCF modifier provided the full Board with discretion to increase or decrease the scorecard results by up to +/-10%, subject to a pre-established framework for consideration. The framework permitted the full Board to consider significant issues or changes that were not contemplated in the core scorecard, including:
		  • Unforeseen macroeconomic impacts
		  • Technology transformation results
		  • Balance sheet strengthening/weakening
		  • New regulatory issues
		  • Unplanned strategic acquisitions/capabilities
		  • Changes in supervisory ratings

A description of the factors that the CHCC considered in evaluating the success of each modifier, along with the Company's final results on the modifiers, is included below under "—2025 Balanced Scorecard Targets and Results."

2025 BALANCED SCORECARD TARGETS AND RESULTS

Below is detail regarding the threshold, target and maximum performance goals for each metric in our 2025 AIC core scorecard, as well as the Company's results on each metric, the weighted scoring for each metric, and the final total balanced scorecard result.

All of the targets in the 2025 AIC scorecard were set at levels that exceeded 2024 actual results, with the exception of the ERM Composite Metric and the Performance of Critical SLA Metric, each of which was held constant with the 2024 levels, which levels the CHCC believed were already consistent with market best practices and did not need to be increased. For additional detail regarding the process by which the CHCC sets performance targets, see "Compensation Determination Process—Target Setting" below.

	Measure	Threshold	Target	Maximum	Annual Results	Score	Assigned Scorecard Weight	Final Weighted Score
Stockholder (70%)	Average Loans ($mm)(1)	$17,077	$18,077 – $18,655	$19,655	$17,850	84.81%	10%	8.48%
	NCLs ($mm)(1)	$1,647	$1,470 – $1,440	$1,262	$1,377	138.68%	10%	13.87%
	PPNR ($mm)(1)(2)	$1,739	$1,897 – $2,079	$2,237	$1,937	97.16%	30%	29.15%
	Operating Leverage(1)(2)	(3.00)%	.07% - 4.66%	8.00%	2.11%	99.44%	10%	9.94%
	ERM Composite Metric	(3)	(3)	(3)	(3)	81.00%	10%	8.10%
Customer (20%)	Performance on Critical SLAs	97%	98%	99%	99.86%	200.00%	5%	10.00%
	Digital Engagement Composite Metric	65.05% (ADU) & 74.96% (IVR)	66.30% (ADU) & 76.88% (IVR)	67.55% (ADU) & 78.80% (IVR)	67.98% (ADU) & 76.65% (IVR)	200.00%/ 94%	5%	8.41%
	Application Availability	99.85%	99.91%	99.95%	99.98%	200.00%	5%	10.00%
	NPS	48.50%	51.00%	53.50%	54.50%	200.00%	5%	10.00%
Associate (10%)	Associate Experience	75%	81%-83%	89%	82.64%	100.00%	10%	10.00%

(1) Financial metrics use a target zone: low-end of target scores at 95%; high-end of target scores at 105%; results between low- and high-end are interpolated. The Financial metrics, in aggregate, must achieve ≥85% or the core scorecard result is capped at 100% funding. Final result on Financial metrics, in aggregate, was 102.4%.

(2) Results of PPNR and Operating Leverage were impacted by certain pre-approved adjustments; see Appendix B for a reconciliation of these adjustments.

(3) Targets not disclosed for the ERM Composite Metric due to composite nature of the metric and potential sensitivity of the underlying targets.

Core Scorecard Result 117.95%

Modifiers

Modifier Description	Potential Score	Score and Impact to AIC Funding
Bank Merger Readiness	0-10%	+10.00%
Operational Excellence	0-10%	+10.00%
DCF	−10% to +10%	+5.00%
		Total: 25.00%

Core Scorecard Result + Modifiers = 142.95% Total Result

Core Scorecard Results and Commentary

As shown above, the Company's results on the 2025 core scorecard (before applying the modifiers) yielded a payout percentage of 117.95%.

Beginning in 2024, the CHCC incorporated a provision into the AIC program, which provides that the core scorecard result is capped at 100% unless the Company scores at least 85% on the Financial metrics (i.e., Average Loans, NCLs, PPNR and Operating Leverage), in aggregate. With an aggregate score of 102.4% on the Financial metrics, the Company exceeded this threshold and, therefore, payouts were not capped under the core scorecard. Among the Stockholder metrics, Average Loans for 2025 were $17.9 billion, which was between threshold and target, due in part to pressure from an increasing payment rate throughout the year, resulting in a score of 84.81% on that metric. Due in part to our disciplined credit risk management and enhanced product diversification, the Company had a strong result on NCL performance, exceeding the target range and resulting in a score of 138.68% on that metric. PPNR for the year of $1.9 billion was solid and within the target range, resulting in a score of 97.16%. Lastly among the Financial metrics, Operating Leverage was strong in 2025 and near the midpoint of the target range, resulting in a score of 99.44%. The ERM Composite Metric resulted in a score of 81.00%.

Among the Customer metrics, the Company achieved maximum performance on the SLA metric, yielding a score of 200% on that metric. On the Digital Engagement Composite Metric, the Company performed well in 2025, with the ADU rate portion of the metric scoring a perfect 200% and the IVR portion scoring 94%. We were also pleased with the Company's result on the Application Availability metric, which exceeded expectations at a maximum score of 200%, which we believe was reflective of the enhanced resiliency of the Company's systems. On the NPS metric, the Company also exceeded the maximum target based on the result of 54.50%, and consequently scoring 200%, demonstrating our continued focus on customer experience.

The Company's performance on the Associate Experience metric was in the middle of the target range, resulting in a score of 100%, which we believe is reflective of our NEOs' commitment to promoting a strong associate experience that drives our long-term growth. Additional detail regarding our human capital strategies, as well as our broader sustainability efforts, can be found in the "Sustainable Business Practices" section included elsewhere in this proxy statement.

As referenced above, PPNR and Operating Leverage were impacted by certain adjustments that were approved by the CHCC. When the core scorecard was adopted in early 2025, the CHCC pre-approved certain adjustments, including: (i) unplanned gain/loss from portfolio sales; (ii) unplanned impacts from legacy businesses, including amounts associated with the Company's former Epsilon and LoyaltyOne segments; and (iii) unplanned debt retirement/issuance costs. For a reconciliation of these adjustments to PPNR and Operating Leverage, please see Appendix B.

Modifier Results and Commentary

With respect to the modifiers, below is a summary of the criteria and outcomes the CHCC and Board considered in evaluating the modifiers, along with the Company's final results:

Modifier	Criteria for Measuring Success	Outcome	Score

Strategic Modifier #1: Bank Merger Readiness	• Success measured on a score of 1-5 on the Company's readiness for the potential merger of its two subsidiary banks within the following 4 key areas:
	
	    • Project Governance
	
	    • Gap Assessments
	
	    • Actions to Close Gaps
	
	    • Initiation of Early Funding Actions
		• <u>Project Governance</u>: 5.0 out of 5.0
		    • Successfully developed project plan, with 18 workstreams and executive-level engagement, oversight and reporting
		
		• <u>Gap Assessments</u>: 5.0 out of 5.0
		    • Successfully completed gap assessments that informed bank merger application materials
		
		• <u>Actions to Close Gaps</u>: 5.0 out of 5.0
		    • Successfully addressed identified gaps and **submitted bank merger application in December 2025 (ahead of schedule)**
		
		• <u>Early Funding Actions</u>: 5.0 out of 5.0
		    • Treasury and Legal teams completed key steps to ensure that funding benefits of the merger are realized as quickly as possible
			+10%

Strategic Modifier #2: Operational Excellence	• Success measured on the amount of incremental value (revenue and savings) created by the Company's 2025 Operational Excellence initiatives, beyond the amounts already embedded within the Company's 2025 budget • Measured based on both 2025 in-year value and run-rate value in 2026	• Result on modifier determined by reference to formulaic matrix, with the levels of incremental value achieved through Operational Excellence efforts tied to corresponding scores on modifier • Company generated in-year incremental value (and run-rate value for 2026) that corresponded to a 10% payout on the matrix	+10%

DCF Modifier	• In considering the DCF modifier, the Board was authorized to consider significant issues or changes, not contemplated in the scorecard, in the following areas:
	
	    • Unforeseen macroeconomic impacts
	    • Technology transformation results
	    • Balance sheet strengthening/weakening
	    • New regulatory issues
	    • Unplanned strategic acquisitions/capabilities
	    • Changes in supervisory ratings
		• In January 2026, the CHCC and full Board considered the framework for the DCF modifier and the Company's 2025 results and achievements
		
		• Following that review, the CHCC recommended, and the full Board approved, a result of +5% on the DCF modifier
		
		• In making this determination, factors the CHCC and the Board considered included:
		
		    • Success in strengthening and optimizing our balance sheet, including through (i) refinancing senior notes at a significantly lower interest rate and reducing senior note balance, (ii)
			+5%

Modifier	Criteria for Measuring Success	Outcome	Score
		diversifying and optimizing our capital structure through the issuances of subordinated debt and preferred stock, (iii) improving CET 1 capital ratio to 13% and (iv) repurchasing $310 million of common stock (increased from $55 million in 2024) • Significant enhancements to the ERM program, which allowed the Company to reduce open issues to a 3-year low • By virtue of the foregoing accomplishments and others, the Company achieved upgrades in November 2025 from 2 of the 3 leading ratings agencies (and an improved outlook from the 3rd) and experienced strong stock price performance (21% increase during 2025)	
		TOTAL	**+25%**

In aggregate, the Company's scores on the modifiers increased the total AIC scorecard payout percentage by 25%, which when added to the Company's score on the core scorecard (117.95%), resulted in a final score of 142.95% on the 2025 AIC balanced scorecard.

SUMMARY OF 2025 PERFORMANCE-BASED AIC PAYMENTS

The following table sets forth a summary of the AIC payments for the 2025 performance year, calculated using the final payout percentage of 142.95% from the 2025 balanced scorecard. These AIC payments are also included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* below. The target AIC percentages below reflect the following changes for 2025: Mr. Andretta to 200% from 190% in 2024; Mr. Beberman to 165% from 150% in 2024; Ms. Driscoll to 155% from 140% in 2024; Ms. Greer to 165% from 150% from 2024; and Mr. Motes to 155% from 150% in 2024, in each case placing additional emphasis on the performance-based components of our executives' compensation.

	Annual Base Salary ($)	X	Target AIC (%)	=	Target AIC ($)	X	Final Payout Percentage	=	AIC Payment ($)
Ralph J. Andretta	1,200,000		200%		2,400,000		142.95%		3,430,800
Perry S. Beberman	700,000		165%		1,155,000		142.95%		1,651,073
Allegra S. Driscoll	643,500		155%		997,425		142.95%		1,425,819
Valerie E. Greer	700,000		165%		1,155,000		142.95%		1,651,073
Joseph L. Motes III	680,000		155%		1,054,000		142.95%		1,506,693

Long-Term Equity Incentive Compensation

We grant long-term equity incentive awards to align the interests of our NEOs and other senior officers with those of our stockholders and foster a focus on long-term results, as well as to encourage retention. Awards of performance-based LTIC pay out solely upon attainment of a threshold level of pre-determined performance targets.

In determining the target size of LTIC awards, the CHCC generally considers the following factors: (i) the value of total direct compensation for comparable positions at our proxy compensation peer group and other market data; (ii) Company and individual performance against strategic plans; (iii) the number and value of LTIC awards previously granted; (iv) the allocation of overall equity awards attributed to our executive officers relative to all equity awards; and (v) the relative proportion of long-term incentives within the total direct compensation mix.

In 2025, we granted LTIC awards to our senior management and executive officers, including our NEOs, pursuant to our 2024 Omnibus Incentive Plan. Under this plan, the Board of Directors has delegated its authority under such plan to the CHCC, except for purposes of awards to the CEO.

For 2026, the CHCC also revised the grant structure for our non-NEO, senior vice president (SVP) population, which comprises approximately 30 senior leaders who also serve on our enterprise Operating Committee. While this SVP population had previously received 100% of their annual LTIC grants in the form of TBRSUs, for 2026 the CHCC transitioned these grants to a mix of 75% TBRSUs and 25% PBRSUs, with the same terms as the TBRSUs and PBRSUs granted to our NEOs. The purpose of this shift towards PBRSUs was to further incentivize this SVP population to deliver exceptional long-term financial performance and further align their financial objectives with stockholder interests.

2025 LTIC PLAN DESIGN

Under our LTIC plan, our NEOs' long-term equity grants consist of 60% PBRSUs and 40% TBRSUs, the features of which are summarized in the table below.

Element	Key Metrics	Features
Performance-Based Restricted Stock Units (60% of Award)	• ROTCE (75% weighting) • EPS (25% weighting) • rTSR (+/-10%)	• 3-year cliff vesting period (2025-2027) • Aligns incentives with stockholder interests and long-term financial objectives • Focuses our executives on delivering exceptional performance
Time-Based Restricted Stock Units (40% of Award)	• Vest ratably over 3-year period	• Increases retention • Promotes direct alignment with stockholder interests • Rewards creation of long-term value

LTIC AWARDS GRANTED DURING 2025

In February 2025, the following LTIC grants were made to our NEOs, with 60% of the total target award in the form of PBRSUs and the remaining 40% in TBRSUs:

Name	Target Grant Value ($)	PBRSUs Granted (in shares)[1]	TBRSUs Granted (in shares)[1]
Ralph J. Andretta	7,000,000	67,984	45,323
Perry S. Beberman	1,800,000	17,482	11,655
Allegra S. Driscoll	1,200,000	11,655	7,770
Valerie E. Greer	1,800,000	17,482	11,655
Joseph L. Motes III	1,430,000	13,888	9,259

(1) The target numbers of RSUs were determined by dividing the total grant value of the award by the 10-day average fair market value of the Company's common stock on the NYSE for the 10 trading days immediately preceding the date of grant.

2025 PBRSU DESIGN

For 2025, the CHCC re-designed our PBRSU grants to add an EPS performance metric and rTSR modifier. These changes were made in response to feedback received from our stockholders and proxy advisory firms. For 2025, the CHCC also adjusted our primary performance metric from ROE to ROTCE, which aligns more closely with our financial reporting and published long-term targets. Collectively, the CHCC believes that these metrics align executive compensation with the Company's operating performance, risk appetite, and long-term stockholder returns, while providing for a potential payout adjustment based on our TSR performance against our rTSR Peer Group.

Metric	Measurement	Reason for Inclusion
ROTCE (75% weighting)	• ROTCE performance measured based on annual ROTCE results, averaged at end of 3-year period; annual ROTCE targets were determined at time of grant in early 2025	• ROTCE is a performance metric widely used in the banking industry and among our peers. • Incentivizes management to effectively allocate capital and produce an appropriate return on stockholder's equity. • The metric aligns with the presentations of our quarterly earnings materials, as well as the medium and long-term targets we announced at our Investor Day in 2024.
EPS (25% weighting)	• EPS performance measured over a cumulative 3-year period	• A new metric for 2025, EPS was the most frequently-suggested new metric by our stockholders during our engagement on executive compensation matters. • The inclusion of EPS ensures that the PBRSU payout is consistent with the stockholder experience over the performance period and encourages sustained earnings growth.
rTSR (+/-10% modifier)	• rTSR measured over a 3-year period, relative to our rTSR Peer Group	• A new modifier for 2025, rTSR is intended to incentivize performance that results in stockholder returns that are favorable to our peers • The rTSR modifier recognizes factors that affect our industry and peers as a whole, and provides an enhanced tie to the stockholder investment experience

Of the PBRSUs granted in 2025, 75% of the value of shares granted are subject to an annual ROTCE metric with threshold, target and maximum goals for each of 2025, 2026 and 2027, and 25% of the value of shares granted are subject to a three-year cumulative EPS metric with threshold, target and maximum goals for the period from 2025-2027. For each of these metrics, threshold, target and maximum goals ranging from 50% to 150% achievement are calculated on a scale interpolated between the threshold, target and maximum goal amounts, with a maximum payout of 150% of target.

The annual ROTCE results are averaged at the end of the three-year performance period so that ROTCE results relative to the goals are not disproportionately impacted by unforeseeable market factors outside the NEOs' control over a multi-year period. This approach provides a performance and retention incentive over the long term with three-year cliff vesting. In the event threshold performance is not achieved in one or more fiscal years, the total payout could be less than 50%, and as low as 0%. To the extent earned, these PBRSUs will vest in February 2028. The CHCC believes the performance targets in our PBRSUs are challenging to achieve, but attainable with the application of significant skill and effort on the part of our executive officers.


FY 2025
FY 2026
FY 2027
75%
2025 ROTCE*
2026 ROTCE*
2027 ROTCE*
* All ROTCE target established in advance in early 2025
25%
EPS (3-Year Period)
+/-10%
rTSR (3-Year Period)
Number of shares determined based on:
• ROTCE results over 3-year period (averaged) (75% weighting)
• EPS result over 3-year period (25% weighting)
• rTSR result over 3-year period (up to +/- 10% modifier)

For additional detail regarding the process by which the CHCC sets our performance targets, see “Compensation Determination Process—Target Setting” below.

The payout for the PBRSUs will be determined when the full measurement can occur, after December 31, 2027. For all grants, the recipient must be employed by us at the time of vesting to receive the stock, subject to certain exceptions including death, disability and certain qualifying retirements.

rTSR Modifier and Peer Group

The rTSR modifier included in our 2025 PBRSUs may increase or decrease by up to 10% the number of shares earned based on our TSR over the three-year performance period relative to our rTSR Peer Group. In order to smooth potential anomalies of spot pricing, three-year rTSR is calculated based on the average common stock trading prices of the Company and our rTSR Peer Group over the 30 trading days preceding January 1, 2025 and the 30 trading days preceding January 1, 2028.

Our "rTSR Peer Group" includes 21 companies and is set forth below. This group consists of our 2025 compensation peer group below on page 79 (excluding Discover Financial Services, which merged with and into Capital One Financial Corporation), plus six additional consumer finance companies: Affirm Holdings, Inc.; Credit Acceptance Corporation; Enova International, Inc.; FirstCash Holdings, Inc.; Navient Corporation; and SLM Corporation. These additional consumer finance companies were included in our rTSR Peer Group because these companies are likely to have similar sensitivities to us, such as macroeconomic, regulatory, geopolitical and consumer behavioral, which the CHCC believes improves the overall comparability of the rTSR Peer Group for TSR purposes over the three-year performance period.

- Affirm Holdings, Inc.
- Ally Financial Inc.
- Associated Banc-Corp.
- Capital One Financial Corporation
- Citizens Financial Group, Inc.
- Comerica Incorporated*
- Credit Acceptance Corporation
- Enova International, Inc.
- Fifth Third Bancorp
- FirstCash Holdings, Inc.
- Green Dot Corporation
- Huntington Bancshares Incorporated
- KeyCorp
- LendingClub Corporation
- LendingTree, Inc.
- Navient Corporation
- OneMain Holdings, Inc.
- Regions Financial Corporation
- SLM Corporation
- SoFi Technologies, Inc.
- Synchrony Financial

* On February 2, 2026, Comerica Incorporated merged with and into Fifth Third Bancorp.

Our rTSR Peer Group originally included 21 companies, with TSR performance to be measured at the end of the three-year performance period, along with our TSR, for a total of 22 companies. Depending upon the rank of the Company's TSR performance relative to these other companies, the rTSR modifier could increase or decrease the number of shares earned by up to 10%. The details of how the modifier impacts the final payout calculations are shown below:

BFH TSR Performance vs. Peers (Ordinal-Based Rank)	BFH TSR Performance vs. Peers (Percentile-Based Rank)*	Modification
1 - 4	86 to 100	+10.0%
5 - 7	71 to <86	+7.5%
8 - 9	62 to <71	+5.0%
10 - 11	52 to <62	+2.5%
12 - 15	33 to <52	0.0%
16 - 17	24 to <33	-2.5%
18 - 19	14 to <24	-5.0%
20	10 to <14	-7.5%
21 - 22	0 to <10	-10.0%

* Because Comerica Incorporated merged with and into Fifth Third Bancorp, effective February 2, 2026, there are currently only 20 companies in the rTSR Peer Group rather than the original 21. Accordingly, the CHCC will measure performance using the percentile-based rankings shown above, which are equivalent to the original ordinal-based rankings.

PBRSU TARGETS AND RESULTS

In February 2026, the CHCC met to certify 2025 ROE (and, in the case of 2025 PBRSUs, ROTCE) results and determine final payouts under the PBRSUs granted in 2023. The 2025 results, as adjusted, are included in the table below, along with an overview of the targets and results for the PBRSUs granted in each of the past three fiscal years. In response to stockholder feedback, we continue to include the forward-looking targets for 2026 and 2027 in the table below.

The Company's 2024 adjusted ROE result for the PBRSUs granted in 2024 was 11.5%, which was at the low-end of the 2024 target range. Accordingly, the CHCC determined it was appropriate for the go-forward performance targets in the 2025 PBRSUs to be set at levels consistent with those in the 2024 PBRSUs, except (i) the 2025 PBRSUs add targets through fiscal year 2027, which are consistent with our published medium and long-term targets, and (ii) the 2025 PBRSU targets were converted from ROE to ROTCE and restated using an assumed 11% TCE/TA ratio (consistent with our current targeted capital stack), rather than the assumed 9% TCE/TA ratio used in our 2024 PBRSUs. **In other words, the 2025 PBRSU targets were set at the same or higher levels than the 2024 PBRSU targets, and any appearance of the targets being set at lower levels is due to the conversion from ROE to ROTCE for 2025 and the update to the assumed TCE/TA ratio.** The EPS targets in the 2025 PBRSU grants were also developed based on our ROTCE targets and are thus consistent with the medium and long-term targets we announced at our 2024 investor day.

For additional detail regarding the process by which the CHCC sets our performance targets, see "Compensation Determination Process—Target Setting" below.

	FY2023			FY2024			FY2025			FY2026			FY2027		
PBRSUs Granted 3/24/2023	Min	Target	Max	Min	Target	Max	Min	Target	Max						
ROE Goals	15%	19–21%	25%	17%	21%–23%	27%	20%	24–26%	30%	2023 Grant Final Achievement: **121.9%**					
ROE Result		18.2%			25.0%			30.0%								
Result as a % of target		90%			125.5%			150.0%								
PBRSUs Granted 2/15/2024				Min	Target	Max	Min	Target	Max	Min	Target	Max			
ROE Goals				6%	11.5%–14.5%	18%	8%	13%–17%	22%	10%	17%–22%	29%			
ROE Result					11.5%			19.1%							
Result as a % of target					100.0%			121.5%							
					Results above are ROE; Results below are ROTCE										
PBRSUs Granted 2/18/2025							Min	Target	Max	Min	Target	Max	Min	Target	Max
ROTCE Goals (75% Weighting)							6%	10%–14%	18%	8%	13%–17%	22%	10%	17%–22%	29%
ROTCE Result								20.9%							
Result as a % of target								150.0%							
3 Year Cumulative EPS Goal (25% Weighting)													$12	$22–$30	$37

For 2025, the Company's unadjusted ROE performance was 15.8% and unadjusted ROTCE performance was 20.4%. When each annual grant of PBRSUs was made, the CHCC pre-approved certain adjustments to the performance results for: (i) provision build/release impacts; (ii) unplanned gain/loss from portfolio sales; (iii) unplanned impacts from legacy businesses, including amounts associated with the Company's former Epsilon and LoyaltyOne segments; (iv) unplanned debt retirement/issuance costs; (v) unplanned costs due to regulatory changes (e.g., implementation and legal costs); (vi) unplanned material macroeconomic impacts (e.g., stress losses, rapid decline in interest rates, etc.); (vii) impacts due to AIC scorecard results being above our 100% target; and (viii) a normalizing adjustment assuming a constant 9% TCE/TA ratio for 2023 and 2024 PBRSUs, and 11% TCE/TA ratio for 2025 PBRSUs. For a reconciliation of the adjustments made in calculating 2025 performance, please see Appendix B.

FINAL PAYOUT OF PBRSUS GRANTED IN 2023

As described above under "PBRSU Targets and Results," the PBRSUs awarded to our NEOs in March 2023 completed their three-year performance period at the end of fiscal year 2025. In February 2026, the CHCC determined and certified the Company's final results of these PBRSUs over the three-year period, which determined the final number of shares earned pursuant to those awards. As illustrated below, based on the annual ROE results for fiscal years 2023, 2024 and 2025, the shares earned on account of these PBRSUs equated to 121.9% of the target award established in March 2023.

Primary Metric	Threshold (%)	Target (%)	Maximum (%)	Result (%)	ROE Result as a % of Target
Fiscal Year 2023 ROE	15.0%	19% – 21%	25.0%	18.2%	90.3%
Fiscal Year 2024 ROE	17.0%	21% – 23%	27.0%	25.0%	125.5%
Fiscal Year 2025 ROE	20.0%	24% – 26%	30.0%	30.0%	150.0%
Average Result					121.9%

Based on this final payout result of 121.9%, on February 15, 2026, our NEOs (other than Ms. Driscoll, who joined the Company in January 2024) earned a number of shares equal to 121.9% of the target number of shares subject to each of their respective PBRSU grants awarded in March 2023. Accordingly, Mr. Andretta earned 106,442 shares versus his target of 87,319 shares, Mr. Beberman earned 30,853 shares versus his target of 25,310 shares, Ms. Greer earned 30,853 shares versus her target of 25,310 shares, and Mr. Motes earned 23,719 shares versus his target of 19,457 shares, in each case before giving effect to any shares withheld for federal tax withholding purposes. Each of these awards vested on February 17, 2026.

Compensation Determination Process

Under the terms of the CHCC's charter, (i) the CHCC reviews and approves the compensation for our non-CEO executive officers and (ii) the CHCC, together with the other independent directors, approves the compensation of our CEO. Throughout this Compensation Discussion and Analysis, we make references to actions taken and decisions made by the CHCC. For purposes of simplifying the disclosure in this Compensation Discussion and Analysis, whenever we refer to actions taken by the CHCC with respect to our CEO's compensation, those references should be understood to mean that the applicable action/decision was taken by the CHCC, together with the other independent directors, in accordance with the terms of the CHCC's charter.

The CHCC typically sets the total direct compensation for our executive officers near the beginning of each year. This timing allows us to consider the performance of the Company and each executive officer in the prior year, as well as expectations for the upcoming year.

In determining the compensation of each NEO, the CHCC considers various factors, including:

- current and future responsibilities, including the size and complexity of the executive's role;

- experience;

- individual performance, including defining and executing on financial, strategic and operational objectives;

- the compensation of officers with similar responsibilities at comparable companies (see "—Competitive Considerations" below);

- tenure in role;

- retention considerations;

- the awards given to the NEO in past years;

- for new executive hires, if applicable, the terms of their offer of employment; and

- the relationship between the compensation to be received by the NEO and the compensation to be received by the other NEOs (which we refer to as "internal pay equity"), including comparing the relationship to that found at comparable companies.

The CHCC approved compensation levels in early 2025 for our NEOs. For additional information on the process for establishing compensation, see "—Compensation Programs" above and "—Competitive Considerations" below.

Role of the Chief Executive Officer

Typically, our CEO makes compensation recommendations to the CHCC with respect to our non-CEO executive officers. The CHCC may accept or adjust the CEO's recommendations in its sole discretion and also makes a recommendation regarding the CEO's compensation to the full Board of Directors. The CEO does not make any recommendations to the CHCC or to the Board of Directors relating to performance measures, targets or similar items that affect CEO compensation. Moreover, the CEO is recused from discussions of CEO compensation during Board of Directors and CHCC meetings.

Role of the Compensation Consultant

The CHCC has the authority to retain outside advisors, including compensation consultants, to assist it in evaluating actual and proposed compensation for our officers and non-employee directors. The CHCC directly engages Meridian Compensation Partners, LLC (Meridian), as its external executive compensation consultant for its industry knowledge and experience in advising on executive compensation matters. The CHCC has considered and assessed all relevant factors, including, but not limited to, those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934, as amended (the Exchange Act), that could give rise to a potential conflict of interest with respect to Meridian. Based on this review, we are not aware of any conflict of interest that has been raised by the work performed by Meridian. In particular, Meridian assisted the CHCC in 2025 with competitive market analysis, peer assessment, and consultation and review of compensation policies and practices. Meridian also assisted the CHCC with a variety of other issues, including the design and establishment of performance metrics and goals under our variable incentive plans, reviewing our compensation risk analysis, reviewing our non-management director compensation program, responding to our 2025 say-on-pay vote outcome, and reviewing this Compensation Discussion and Analysis.

Competitive Considerations

In determining appropriate levels of compensation, the CHCC seeks to set target pay levels that are competitive with the market for which we compete for talent. The CHCC considers the competitive market for talent and compensation levels provided by comparable companies to minimize significant differences that could negatively impact our ability to attract and retain skilled executive officers. As referenced above, the CHCC engaged Meridian to, among other things, assist with competitive market analysis and peer assessment. For conducting market reviews, Meridian formed and surveyed two data sets, both of which were approved by the CHCC: a general industry group and a proxy compensation peer group. The general industry group encompasses financial services industry data for companies of similar size based on revenue. The proxy compensation peer group consists of public companies that were selected based on the criteria described below.

PROXY COMPENSATION PEER GROUP

Our pay program is designed to reward achievement of financial and strategic goals and to attract, retain and motivate our leaders in a competitive talent market. Each year, the CHCC reviews the pay levels and practices of peer companies in order to assess the competitive positioning of the Company's pay levels and plan designs. For fiscal year 2025, upon recommendation from our independent compensation consultant, the CHCC maintained the same compensation peer group as fiscal year 2024, set forth below:

- Ally Financial Inc.
- Associated Banc-Corp.
- Capital One Financial Corporation
- Citizens Financial Group, Inc.
- Comerica Incorporated*
- Discover Financial Services**
- Fifth Third Bancorp
- Green Dot Corporation
- Huntington Bancshares Incorporated
- KeyCorp
- LendingClub Corporation
- LendingTree, Inc.
- OneMain Holdings, Inc.
- Regions Financial Corporation
- SoFi Technologies, Inc.
- Synchrony Financial

* On February 2, 2026, Comerica Incorporated merged with and into Fifth Third Bancorp.
** On May 18, 2025, Discover Financial Services merged with and into Capital One Financial Corporation.

We selected our compensation peer group companies by taking into account the following factors: size (including revenue and market capitalization); competitiveness for brand partners/customers and executive talent; organizational structure and complexity; proxy advisor peer criteria; location; and other factors. We believe such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours.

Data with respect to comparable elements of total target compensation is compiled for the compensation peer group of companies described above by our independent compensation consultant from available sources, including, in most cases, from both published proxy data and Equilar's Executive Compensation Survey.

MARKET REVIEW

Market data provides an important benchmark by indicating what an executive officer could expect to earn at a comparable company and what we might expect to pay if we should have to recruit and compete for outside executive talent. Market data, however, is only one factor the CHCC considers in assessing the reasonableness of compensation provided to our NEOs. The CHCC also considers other relevant factors, including an NEO's role and responsibilities, experience, performance, talent supply and demand that may be industry or application specific, cost constraints, internal pay equity considerations, tenure, expected future contributions, prior compensation and retention risk for each NEO.

When conducting the market review, the CHCC reviews each component of compensation in relation to certain percentiles of both the proxy compensation peer group and the general industry group surveyed. While we consider median market levels of compensation when setting total target compensation levels for our officers, the actual positioning of target compensation relative to the median varies based on each executive's experience, skill set and the other factors set forth above.

Target Setting

AIC and LTIC metrics and targets are established, and grants are awarded, early in each year, which allows us to consider the performance of the Company and each executive officer in the prior year, as well as expectations for the upcoming year.

Factors that the CHCC considers when establishing performance metrics and targets include the following:

- corporate strategy, including key strategic initiatives that continue to drive our transformation and long-term success;

- annual and long-term operating plans;

- macroeconomic environment and indicators;

- regulatory environment;

- performance history;

- input from our independent compensation consultant and management; and

- difficulty of the targets in light of the above factors.

The CHCC set the performance metrics, and related weightings and targets, for our 2025 executive compensation program in February and March 2025. The CHCC seeks to establish rigorous performance metrics that will focus management's attention on key drivers and initiatives of our business, while providing meaningful motivational value to our executives. The performance targets are designed to ensure that we continue to meet and overcome the challenges we face and are positioned to respond to volatile macroeconomic and regulatory conditions. Generally, the CHCC prefers to set targets that exceed prior years' results.

The annual targets that we set for the Financial metrics in our AIC core scorecard are tied to our budget and operating plan for the year and to the guidance we give publicly to our stockholders. Beginning in 2024, the CHCC incorporated a provision into the AIC program, which provides that the core scorecard would be capped at 100% unless the Company scored at least 85% on the Financial metrics (i.e., Average Loans, NCLs, PPNR and Operating Leverage), in aggregate. The purpose of this provision was to establish a baseline level of financial performance that would be required to exceed 100% payout on the core scorecard, regardless of performance on the non-financial metrics. This change was intended to ensure that the AIC payments that our NEOs receive are consistent with the stockholder experience during the year. **All of the targets in the 2025 AIC scorecard were set at levels that exceeded 2024 actual results**, with the exception of the ERM Composite Metric and the Performance of Critical SLA Metric, each of which was held constant with the 2024 levels, which levels the CHCC believed were already consistent with market best practices and did not need to be increased.

The targets we set for our LTIC program are tied to our long-range operating plan (the LRP) and correspond with the financial targets that we initially announced at our Investor Day in June 2024, which we believe position us to deliver responsible growth, strong returns and capital distribution opportunities over time. The Company's 2024 adjusted ROE result for the PBRSUs granted in 2024 was 11.5%, which was at the low-end of the 2024 target range. Accordingly, the CHCC determined it was appropriate for the go-forward performance targets in the 2025 PBRSUs to be set at levels consistent with those in the 2024 PBRSUs, except (i) the 2025 PBRSUs add targets through fiscal year 2027, which are consistent with our published medium and long-term targets, and (ii) the 2025 PBRSU targets were converted from ROE to ROTCE and restated using an assumed 11% TCE/TA ratio (consistent with our current targeted capital stack), rather than the assumed 9% TCE/TA ratio used in our 2024 PBRSUs. **In other words, the 2025 PBRSU targets were set at the same or higher levels than the 2024 PBRSU targets, and any appearance of the targets being set at lower levels is due to the conversion from ROE to ROTCE for 2025 and the update to the assumed TCE/TA ratio.** The EPS targets in the 2025 PBRSU grants were also developed based on our ROTCE targets and are thus consistent with the medium and long-term targets we announced at our 2024 investor day.

While the CHCC prefers to set targets that exceed prior years' results, it understands that this method is not always practical, especially in an industry (such as ours) that can be significantly impacted by macroeconomic, regulatory and other external forces beyond the control of management. Moreover, the macroeconomic conditions that have persisted over the last several years may have a disproportionately adverse impact on our business, relative to our peers, due to our business being primarily focused on consumer credit card lending and our relatively higher proportion of private label credit card accounts and deeper underwriting. In the current macroeconomic landscape, the wage growth of many moderate and lower-income households has been challenged by the compounding effect of persistent inflation, even while unemployment rates remain low. Given the higher proportion of moderate and lower-income households within our partners' customer bases relative to many of our peers, this trend could impact us more negatively than others in our industry. Moreover, the Administration's current approach on tariffs and global trade policies, immigration and taxes could create additional inflationary pressures and adversely impact the labor market and broader economy, which in turn could cause disproportionate pressures on our customer base, including softening spending behavior, increased debt levels and inability to repay debt.

For further discussion regarding our AIC and LTIC metrics, targets and performance, see "Compensation Programs—Annual Incentive Compensation" and "Compensation Programs—Long-Term Equity Incentive Compensation" above.

Compensation Policies and Practices

Assessment of Risk in Compensation Program Design

The CHCC reviewed the design of our compensation program for both our executive officers and other officers and key contributors who receive performance-based compensation and assessed the potential for our compensation program to encourage excessive risk-taking. The CHCC considered the following characteristics of our compensation program, among others:

- a balance of both short- and long-term performance-based incentive compensation;
- a balance within equity incentive compensation of both TBRSUs and PBRSUs;
- the use of multiple performance metrics in incentive compensation, utilizing a mix of financial and non-financial objectives;
- the definition of performance metrics at the beginning of the performance period, which may include adjustments for one-time or other pre-determined events;
- inclusion of maximum payout limitations under our omnibus incentive plans;
- stock ownership guidelines and holding requirements applicable to certain key executives;
- standardized equity grant and forfeiture procedures;
- ability of the CHCC to apply discretion in determining payouts for incentive compensation; and
- clawback policy providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws, which policy is compliant with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.

As a result of this review, the CHCC believes that the design of our compensation program provides multiple, effective safeguards against, and does not promote, unnecessary or excessive risk-taking that is reasonably likely to have a material adverse effect on the Company.

Prohibitions on Hedging and Pledging of Our Securities

Our Insider Trading Policy prohibits directors, executive officers and associates, together with certain of their family members and controlled entities, from engaging in hedging transactions with respect to our securities. These prohibited transactions include the use of financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds, that are designed to hedge or offset any decrease in market value of such person's holdings in our equity securities. Our Insider Trading Policy also prohibits such persons and entities from: (i) trading in puts, calls or other derivative securities; (ii) engaging in short sales with respect to our securities; (iii) holding our securities in a margin account; and (iv) pledging our securities as collateral for a loan. This policy helps to ensure that the interests of our directors, executive officers and associates remain aligned with those of our other stockholders.

Clawback Provisions

We have adopted a comprehensive clawback policy providing for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws, which policy is compliant with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.

Stock Ownership Guidelines and Holdings Requirements

We believe that our executive officers should maintain a significant position in our common stock so that their interests are aligned with those of our stockholders. Our stock ownership guidelines require our executive officers to maintain an investment position in our common stock equal to a multiple of his or her base salary. With compliance measured from the date of hire or promotion, the stock ownership guidelines include shares owned outright and 70% of unvested TBRSUs. Further, until compliance is achieved, executive officers must hold at least 50% of net shares acquired at vesting and are restricted from selling below the compliance threshold thereafter. While no burn-in period is provided prior to measuring compliance, the Board of Directors expects executives to reach the prescribed thresholds within five years.

As of March 31, 2026, (i) all NEOs are in compliance with the holding requirements outlined above and (ii) all NEOs, other than Allegra Driscoll (who joined the Company in January 2024), are in compliance with the stock ownership guidelines outlined above. For information regarding the applicable guidelines and requirements for our non-employee directors, see "Director Compensation—Director Stock Ownership Guidelines and Holding Requirements" below.



Name	Target Ownership		Actual Ownership[1]	
	Multiple of Base Salary	Multiple Expressed in Dollars	Multiple of Base Salary	Multiple of Base Salary
Ralph J. Andretta	6	$7,200,000	21.1	$25,303,658
Perry S. Beberman	3	$2,100,000	7.7	$5,417,835
Allegra S. Driscoll	3	$1,930,500	1.7	$1,123,796
Valerie E. Greer	3	$2,100,000	9.7	$6,809,623
Joseph L. Motes III	3	$2,040,000	8.5	$5,783,170

(1) Actual ownership is as of March 25, 2026 using fiscal 2025 base salary levels. Per our policy, 100% of shares owned outright plus 70% of outstanding TBRSUs are counted as owned for purposes of the ownership guidelines; the share price used to calculate share ownership is the higher of the closing price on the date of measurement or annual average closing price; in this case it was $75.11, which was the closing price on March 25, 2026.

Timing of Equity Awards and Related Practices

Grants of equity awards are within the discretion of the CHCC and are generally made to our NEOs in mid-February of each year, approximately two weeks after our earnings are announced for the preceding quarter and full fiscal year. In certain circumstances, including the hiring or promotion of an officer, the CHCC may approve grants to be effective at other times. We do not currently grant, and have not in recent years granted, stock options, stock appreciation rights (SARs) or other instruments with option-like features to our NEOs or other employees. Eligible employees, including our NEOs, may voluntarily enroll in our Employee Stock Purchase Plan and receive an option to purchase shares at a discount using payroll deductions accumulated during the prior six-month period. Purchase dates under our Employee Stock Purchase Plan are generally the last trading day in June and December of each year. The CHCC did not take material nonpublic information into account when determining the timing and terms of equity awards in 2025, and Bread Financial does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Perquisites

With limited exceptions, the CHCC's policy is to provide personal benefits and perquisites to our NEOs that are substantially similar to those offered to our other associates at or above the level of vice president. The personal benefits and perquisites that may be available to our NEOs in addition to those available to our other associates include the opportunity to elect and receive at no cost enhanced life insurance, supplemental disability, financial planning services and an annual physical. For additional information about the perquisites given to our NEOs in 2025, see the *Fiscal Year 2025 All Other Compensation* table included below in this proxy statement.

Other Plans or Agreements Governing Executive Compensation

Change in Control—Impact on Outstanding Equity

Under our equity incentive plans, the CHCC, as the plan administrator, may accelerate vesting of stock options and restricted stock or RSUs in the event of a change in control. Further, if a participant's employment or other service is terminated by the Company or other surviving entity without cause or the participant resigns for good reason within 12 months after a change in control, all restrictions on any awards held by the participant will lapse and the awards will be immediately and fully vested.

Executive Deferred Compensation Plan

We maintain an Executive Deferred Compensation Plan, which permits our executive officers and certain other highly compensated associates to defer up to 50% of their base salary and incentive compensation (as defined in the Executive Deferred Compensation Plan) on a pre-tax basis. Deferrals under the Executive Deferred Compensation Plan are unfunded and subject to the claims of our creditors. Each participant in the Executive Deferred Compensation Plan is 100% vested in their account, and account balances accrue interest at a rate established and adjusted periodically by the CHCC.

Bread Financial 401(k) Plan

The Bread Financial 401(k) Plan is a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). Eligible associates can participate in the Bread Financial 401(k) Plan immediately upon joining the Company. The Bread Financial 401(k) Plan covers eligible U.S. associates of the Company and all of its U.S. subsidiaries. Under the Bread Financial 401(k) Plan, the Company deposits a contribution equal to 3% of an associate's eligible compensation into their 401(k) plan on an annual basis, and matches 50 cents for every dollar an associate contributes up to 6% of an associate's eligible compensation. The Company's 3% contribution vests immediately, but associates must work at the company for three years before the matching contribution vests.

Terms of Employment Offer with Chief Technology Officer

Ms. Driscoll joined the Company as Executive Vice President and Chief Technology Officer in January 2024. In this role, she was entitled to an initial annual base salary of $625,000 under the terms of her employment offer. In addition, Ms. Driscoll's is eligible to participate in the Company's AIC and LTIC programs. Under the terms of her employment offer, Ms. Driscoll's 2024 LTIC award granted in February 2024 had a grant date value of $1,100,000 and consisted of a mix of TBRSUs and PBRSUs, with terms consistent to those of the LTIC grants made to our other NEOs. In addition, to offset the loss of unvested equity and other incentive compensation associated with Ms. Driscoll's prior employment, Ms. Driscoll was granted a one-time sign-on cash bonus in the amount of $1,650,000, which was paid out in three installments ($550,000 in February 2024, $550,000 in July 2024 and $550,000 in January 2025), any portion of which would have been subject to repayment by Ms. Driscoll in the event she left the Company (other than as a result of a termination without cause) within 24 months of January 16, 2024 (which she did not). Ms. Driscoll is also eligible to participate in the Executive Deferred Compensation Plan, 401(k) plan and other benefit plans generally available to similarly situated executive officers and other employees of the Company.

Director and Executive Officer Compensation

Summary Compensation Table

The following tables and accompanying narratives set forth the compensation paid to our NEOs for the fiscal years ended December 31, 2025, 2024 and 2023:

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4][5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Ralph J. Andretta	2025	1,196,539	—	7,019,369	3,430,800	—	274,523	11,921,231
President and Chief Executive Officer	2024	1,155,000	—	6,333,851	2,852,850	—	296,346	10,638,047
	2023	1,155,000	—	4,039,912	2,347,191	—	155,483	7,697,586
Perry S. Beberman	2025	697,308	—	1,805,037	1,651,073	—	146,188	4,299,606
EVP and Chief Financial Officer	2024	663,846	—	1,826,278	1,296,750	—	104,699	3,891,573
	2023	648,462	—	1,171,000	1,100,775	—	75,225	2,995,462
Allegra S. Driscoll	2025	642,077	550,000	1,203,379	1,425,819	—	62,269	3,883,544
EVP – Chief Technology Officer	2024	598,558	1,100,000	1,161,251	1,137,500	—	44,250	4,041,559
Valerie E. Greer	2025	697,308	—	1,805,037	1,651,073	—	118,443	4,271,861
EVP and Chief Commercial Officer	2024	663,846	—	1,826,278	1,296,750	—	115,700	3,902,574
	2023	649,231	—	1,171,000	1,100,775	—	83,091	3,004,097
Joseph L. Motes III	2025	678,462	—	1,433,957	1,506,693	—	117,367	3,736,479
EVP, Chief Legal and Administrative	2024	650,379	—	1,404,066	1,287,000	—	122,282	3,463,727
Officer, and Secretary	2023	643,846	—	900,201	1,092,308	—	76,863	2,713,218

(1) Salary amounts shown in this column represent actual salary earned during the year, reported as gross earnings (i.e., gross amounts before taxes and applicable payroll deductions), including any amounts deferred pursuant to the Executive Deferred Compensation Plan.

(2) Amounts in this column represent discretionary payments to executive officers in recognition of their efforts, or new hire bonus payments. No discretionary payments were made in fiscal years 2023, 2024, or 2025. Ms. Driscoll received a new hire cash bonus of $1,650,000, of which $1,100,000 was paid in 2024, and the final $550,000 portion of which was paid in January 2025. See "Terms of Employment Offer with Chief Technology Officer" included elsewhere in this proxy statement.

(3) Amounts in this column reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under Financial Accounting Standards Board Accounting Standards Codification (ASC) 718, which for 2025 represents the closing market price of our common stock of $61.95 per share on the grant date of February 18, 2025. These amounts may not correspond to the actual value that will be realized by the NEOs. The amounts for the PBRSUs were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC 718. For these amounts, see the *Fiscal Year 2025 Grants of Plan-Based Awards* table below. The following are the values of the PBRSUs as of the grant date assuming attainment of the maximum level of performance, as required by SEC guidance: Mr. Andretta, $6,738,574; Mr. Beberman, $1,732,816; Ms. Driscoll, $1,155,244; Ms. Greer, $1,732,816; and Mr. Motes, $1,376,579. For additional information on how we account for long-term incentive compensation, see Note 14 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025. Awards included in the Stock Awards column were granted pursuant to the 2024 Omnibus Incentive Plan.

(4) This column reflects the amounts paid to each NEO in February 2026, 2025 and 2024, representing amounts earned for 2025, 2024 and 2023 performance. For the 2025 performance year, these amounts are the actual amounts earned under the awards described in the *Fiscal Year 2025 Grants of Plan-Based Awards* table below. These payout amounts were computed in accordance with pre-determined formulas for the calculation of performance-based AIC under the balanced scorecard, all as set forth under "Compensation Discussion and Analysis–Compensation Programs–Annual Incentive Compensation."

(5) This column includes amounts deferred pursuant to the Executive Deferred Compensation Plan, which amounts are not paid or deferred until February of the following year.

(6) Amounts in this column consist entirely of above-market earnings on compensation deferred pursuant to the Executive Deferred Compensation Plan. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 10.0% annual interest rate credited by the Company on account balances during 2025, 11.0% annual interest rate credited by the Company on account balances during 2024, and the 9.0% annual interest rate credited by the Company on account balances during 2023.

(7) See the *Fiscal Year 2025 All Other Compensation* table below for further information regarding amounts included in this column.

Fiscal Year 2025 All Other Compensation

Name	Registrant Contributions to 401(k) or Other Retirement Savings Plans ($)[1]	Registrant Contributions to Deferred Compensation Plans ($)	Life Insurance Premiums ($)	Medical and Dental Insurance Premiums ($)	Disability Insurance Premiums ($)	Other ($)[2]	Perquisites and Personal Benefits ($)
Ralph J. Andretta	21,000		53	26,010	1,170	196,301	29,989[3]
Perry S. Beberman	21,000		53	26,010	1,170	62,408	35,547[4]
Allegra S. Driscoll	14,955		53	26,010	1,170	3,427	16,654[5]
Valerie E. Greer	21,000		53	17,744	1,170	51,133	27,343[6]
Joseph L. Motes III	21,000		53	26,010	1,170	47,308	21,826[7]

(1) This column reports Company matching contributions and additional contributions to the NEOs' 401(k) savings accounts up to the limitations imposed under IRS rules and the plan.

(2) The amounts listed represent cash paid for dividend equivalent rights on RSUs that vested in 2025.

(3) This amount represents $10,536 paid in executive life insurance premiums, $15,000 paid in executive financial planning services, and $4,453 paid in individual supplemental disability premiums.

(4) This amount represents $7,231 paid in executive life insurance premiums, $15,000 paid in executive financial planning services, $5,900 paid for an executive physical, and $7,416 paid in individual supplemental disability premiums.

(5) This amount represents $1,593 paid in executive life insurance premiums, $3,900 paid in executive financial planning services, $6,159 paid for an executive physical, and $5,002 paid in individual supplemental disability premiums.

(6) This amount represents $6,738 paid in executive life insurance premiums, $7,105 paid in executive financial planning services, $5,900 paid for an executive physical, and $7,600 paid in individual supplemental disability premiums.

(7) This amount represents $9,748 paid in executive life insurance premiums, $1,378 paid in executive financial planning services, $5,571 paid for an executive physical, and $5,129 paid in individual supplemental disability premiums.

Fiscal Year 2025 Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to our NEOs in 2025, including AIC and LTIC awards. For a discussion of the material terms of these awards, see "Compensation Discussion and Analysis – Compensation Programs" above.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Full Grant Date Fair Value of Equity Awards Granted in 2025 ($)[2]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Ralph J. Andretta	Performance-Based AIC		960,000	2,400,000	5,520,000					
	PBRSUs[3]	2/18/2025				27,194	67,984	108,774		4,211,609
	TBRSUs[4]	2/18/2025							45,323	2,807,760
Perry S. Beberman	Performance-Based AIC		462,000	1,155,000	2,656,500					
	PBRSUs[3]	2/18/2025				6,993	17,482	27,971		1,083,010
	TBRSUs[4]	2/18/2025							11,655	722,027
Allegra S. Driscoll	Performance-Based AIC		398,970	997,425	2,294,078					
	PBRSUs[3]	2/18/2025				4,662	11,655	18,648		722,027
	TBRSUs[4]	2/18/2025							7,770	481,352
Valerie E. Greer	Performance-Based AIC		462,000	1,155,000	2,656,500					
	PBRSUs[3]	2/18/2025				6,993	17,482	27,971		1,083,010
	TBRSUs[4]	2/18/2025							11,655	722,027
Joseph L. Motes III	Performance-Based AIC		421,600	1,054,000	2,424,200					
	PBRSUs[3]	2/18/2025				5,555	13,888	22,221		860,362
	TBRSUs[4]	2/18/2025							9,259	573,595

(1) The actual payout amounts of these 2025 performance-based AIC awards have already been determined and were paid in February 2026, and are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* above. The threshold amounts assume that threshold performance is achieved on the core scorecard (50% payout amount), and that the DCF modifier resulted in the lowest possible result (minus 10%), resulting in a 40% payout amount. The maximum amounts assume maximum performance is achieved on the core scorecard (200%), and that both strategic modifiers are fully achieved (plus 20%) and the DCF modifier resulted in the highest possible result (plus 10%), resulting in a 230% payout amount.

(2) Full grant date fair value of equity awards granted in 2025 is computed in accordance with ASC 718 and reflects the total amount of the award to be spread over the applicable vesting period. The amount recognized for financial reporting purposes under ASC 718 of the target awards granted is included in the "Stock Awards" column of the *Summary Compensation Table* above.

(3) These share amounts represent the potential payouts for the PBRSUs granted in 2025. These PBRSUs will cliff-vest in February 2028 to the extent earned and subject to continued employment (subject to certain limited exceptions). The share amounts in the "Threshold" column represent the achievement of threshold ROTCE and EPS goals over the performance period along with a -10% score on the rTSR modifier. The share amounts in the "Maximum" column represent the achievement of maximum ROTCE and EPS goals along with a +10% score on the rTSR modifier over the performance period. If threshold performance is not achieved in one or more fiscal years, the potential payout could be as low as 0%.

(4) These amounts reflect TBRSUs granted in 2025. Of these TBRSUs, 33% vested on 2/18/2026, 33% will vest on 2/18/27 and the remaining 34% will vest on 2/18/28, subject to continued employment (subject to certain limited exceptions) by the applicable NEO on such dates.

Fiscal Year 2025 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the holdings of Bread Financial equity awards by our NEOs as of the 2025 fiscal year-end. This table includes unvested RSUs with vesting conditions that were not yet satisfied as of December 31, 2025. Each equity award is shown separately for each NEO, with the corresponding vesting schedule for each award in the footnotes following this table.

		Stock Awards			
Name	Award Type	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Ralph J. Andretta	TBRSUs	106,180[2]	7,860,505		
	PBRSUs	106,442[3]	7,879,901		
	PBRSUs			151,730[4][5]	11,232,572
	PBRSUs			108,775[6][7]	8,052,613
Perry S. Beberman	TBRSUs	30,420[8]	2,251,993		
	PBRSUs	30,853[9]	2,284,048		
	PBRSUs			43,749[4][5]	3,238,738
	PBRSUs			27,972[6][7]	2,070,767
Allegra S. Driscoll	TBRSUs	16,054[10]	1,188,478		
	PBRSUs			27,818[4][5]	2,059,367
	PBRSUs			18,648[6][7]	1,380,511
Valerie E. Greer	TBRSUs	29,164[11]	2,159,011		
	PBRSUs	30,853[12]	2,284,048		
	PBRSUs			43,749[4][5]	3,238,738
	PBRSUs			27,972[6][7]	2,070,767
Joseph L. Motes III	TBRSUs	22,804[13]	1,688,180		
	PBRSUs	23,719[14]	1,755,918		
	PBRSUs			33,635[4][5]	2,489,999
	PBRSUs			22,221[6][7]	1,645,021

(1) Market values of the RSU awards shown in this table are based on the closing market price of our common stock as of December 31, 2025, which was $74.03, and assumes the satisfaction of the applicable vesting conditions.

(2) Of these TBRSUs, 40,463 units vested on 2/15/26, 14,393 units vested on 2/18/26, 22,085 units are scheduled to vest on 2/15/27, 14,394 units are scheduled to vest on 2/18/27 and 14,845 units are scheduled to vest on 2/18/28.

(3) PBRSUs subject to additional time-based restrictions. On 2/15/26, based on the Company's performance over the 2023-2025 performance period, 106,442 units vested.

(4) Based on SEC guidance, the number of shares and payout values represent the maximum number of shares the executive may receive under the PBRSUs granted in 2024 since ROE performance as measured through the first two years of the performance period exceeded target levels but fell below maximum levels. The actual number of shares an executive receives under a PBRSU is dependent on the Company's performance over the applicable three-year performance period and will not be determined until after the end of the performance period.

(5) Three-year cliff-vesting PBRSUs, which are subject to adjustment up or down based on predetermined performance measures at the time of vesting. To the extent earned, and following any such adjustment, these PBRSUs will vest on 2/15/27.

(6) Based on SEC guidance, the number of shares and payout values represent the maximum number of shares the executive may receive under the PBRSUs granted in 2025 since performance as measured through the first year of the performance period exceeded target levels but fell below maximum levels. The actual number of shares an executive receives under a PBRSU is dependent on the Company's performance over the applicable three-year performance period and will not be determined until after the end of the performance period.

(7) Three-year cliff-vesting PBRSUs, which are subject to adjustment up or down based on predetermined performance measures at the time of vesting. To the extent earned, and following any such adjustment, these PBRSUs will vest on 2/18/28.

(8) Of these TBRSUs, 12,154 units vested on 2/15/26, 3,846 units vested on 2/18/26, 6,611 units are scheduled to vest on 2/15/27, 3,846 units are scheduled to vest on 2/18/27 and 3,963 units are scheduled to vest on 2/18/28.

(9) PBRSUs subject to additional time-based restrictions. On 2/15/26, based on the Company's performance over the 2023-2025 performance period, 30,853 units vested.

(10) Of these TBRSUs, 4,080 units vested on 2/15/26, 2,564 units vested on 2/18/26, 4,204 units are scheduled to vest on 2/15/27, 2,564 units are scheduled to vest on 2/18/27 and 2,642 units are scheduled to vest on 2/18/28.

(11) Of these TBRSUs, 11,648 units vested on 2/15/26, 3,686 units vested on 2/18/26, 6,342 units are scheduled to vest on 2/15/27, 3,686 units are scheduled to vest on 2/18/27 and 3,802 units are scheduled to vest on 2/18/28.

(12) PBRSUs subject to additional time-based restrictions. On 2/15/26, based on the Company's performance over the 2023-2025 performance period, 30,853 units vested.

(13) Of these TBRSUs, 9,001 units vested on 2/15/26, 2,940 units vested on 2/18/26, 4,890 units are scheduled to vest on 2/15/27, 2,940 units are scheduled to vest on 2/18/27 and 3,033 units are scheduled to vest on 2/18/28.

(14) PBRSUs subject to additional time-based restrictions. On 2/15/26, based on the Company's performance over the 2023-2025 performance period, 23,719 units vested.

Fiscal Year 2025 Option Exercises and Stock Vested

The following table provides information on RSUs that vested during 2025. We do not have any outstanding stock options.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Ralph J. Andretta	102,877[1]	6,436,078
Perry S. Beberman	30,899[2]	1,918,828
Allegra S. Driscoll	4,080[3]	253,368
Valerie E. Greer	27,566[4]	1,726,318
Joseph L. Motes III	23,543[5]	1,466,006

(1)   Of the 102,877 shares acquired by Mr. Andretta on vesting, 48,905 shares were withheld to pay withholding taxes.

(2)   Of the 30,899 shares acquired by Mr. Beberman on vesting, 17,245 shares were withheld to pay withholding taxes.

(3)   Of the 4,080 shares acquired by Ms. Driscoll on vesting, 2,787 shares were withheld to pay withholding taxes.

(4)   Of the 27,566 shares acquired by Ms. Greer on vesting, 16,186 shares were withheld to pay withholding taxes.

(5)   Of the 23,543 shares acquired by Mr. Motes on vesting, 12,282 shares were withheld to pay withholding taxes.

All values in this table reflect gross amounts before payment of any applicable withholding tax and broker commissions. The value realized on vesting is calculated by multiplying the number of shares vested by the average of the high and low prices of our common stock on the NYSE during trading hours on the date of vesting.

Potential Payments upon Termination or Change in Control

The information below shows estimated payouts to our NEOs in the event of a termination of employment following a change in control, assuming such termination occurred as of December 31, 2025. In accordance with rules prescribed by the SEC, the amounts included with respect to equity awards have been calculated using the closing market price of our common stock on December 31, 2025, which was $74.03. A change in control, however, did not occur on December 31, 2025, and our NEOs were not terminated on that date.

While the information below provides an estimate of the payments that may be made to NEOs, actual payments upon termination can only be determined at the time of such NEO's actual termination. The information below includes only those benefits, if any, that are enhanced or increased as a result of the event of termination and do not include benefits that the NEO is entitled to receive regardless of the termination, including: (1) any base salary earned but not yet paid; (2) amounts contributed to or accrued and earned under broad-based employee benefit plans or deferred compensation plans; and (3) basic continuation of medical, dental, life and disability benefits.

We do not have any employment, severance or other change in control agreements with continuing benefits with any of our NEOs, except for certain change in control provisions included in our long-term equity grant agreements discussed below.

Pursuant to our long-term equity grant agreements, in the event of a change in control, if the CHCC fails to exercise its discretion to accelerate the award or fails to provide for the award's assumption, substitution or other continuation, or in any event, if the executive is terminated within 12 months after a change in control, such awards would automatically vest, resulting in a payout of $28,261,620, $7,989,391, $3,424,184, $7,896,410 and $6,132,202, to Mr. Andretta, Mr. Beberman, Ms. Driscoll, Ms. Greer, and Mr. Motes, respectively, assuming target payouts of 100% and that such event occurred on December 31, 2025.

All unvested shares of restricted stock or RSUs granted to each NEO will be forfeited upon termination of employment for any reason (subject to certain limited exceptions, such as death, disability and qualifying retirements) other than where such NEO's employment or other service is terminated by the Company or other surviving entity without cause or the NEO resigns for good reason within 12 months after a change in control, in which case all restrictions on any awards held by such NEO will lapse and the awards will be immediately and fully vested (the value of such awards for our NEOs assuming target payouts of 100% and that such event occurred on December 31, 2025 is discussed above). Notwithstanding the foregoing, the CHCC may exercise its discretion to accelerate the vesting of any RSUs granted to the NEO upon that NEO's termination of employment for any reason other than for cause, subject to any restrictions in the Omnibus Incentive Plan under which such RSUs were granted.

Equity Compensation Plan Information – Outstanding Grants and Securities Available for Future Issuance

As of December 31, 2025, as a result of grants made under all of our equity plans, there were outstanding 2,112,992 unvested TBRSUs, 214,042 unvested PBRSUs subject only to remaining time-based restrictions (of which all units vested in February 2026), 221,358 unvested PBRSUs that are subject to an ROE performance metric, and 141,117 unvested PBRSUs granted in 2025 that are subject to ROTCE and EPS performance metrics, along with an rTSR modifier. The following table provides information as of December 31, 2025 with respect to shares of our common stock that were issued under prior omnibus incentive plans and are still outstanding and shares of our common stock that may be issued under our 2024 Omnibus Incentive Plan or our 2015 Employee Stock Purchase Plan:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	2,689,509 [1]	N/A	4,656,211 [2]
Equity compensation plans not approved by security holders	None	N/A	None
Total	**2,689,509**	**N/A**	**4,656,211**

(1) Includes 214,042 PBRSUs subject only to remaining time-based restrictions, all of which vested in February 2026.

(2) Includes 425,831 shares available for future issuance under our 2015 Employee Stock Purchase Plan, as well as 203,687 shares that were permitted to be transferred from the 2022 Omnibus Incentive Plan to the 2024 Omnibus Incentive Plan pursuant to the terms thereof, and 61,300 shares which were transferred into the 2024 Omnibus Incentive Plan due to forfeitures of grants made under the 2022 Omnibus Incentive Plan and 2024 Omnibus Incentive Plan.

Following certain significant corporate events, unusual and non-recurring corporate events or changes in applicable laws, regulations or accounting principles, the CHCC has the authority, subject to certain restrictions set forth in the respective plan documents, under each of our 2024 Omnibus Incentive Plan, 2022 Omnibus Incentive Plan, 2020 Omnibus Incentive Plan, and 2015 Omnibus Incentive Plan to waive performance conditions relating to an award and to make adjustments to any award that the CHCC determines to be appropriate. Further, the CHCC may reduce payout amounts under performance-based awards if, in the discretion of the CHCC, such a reduction is appropriate. The CHCC may not, however, increase the payout amount for any such performance-based award. In addition, these plans do not permit stock options to be "repriced" at a lower exercise price, or otherwise modified or amended in such a manner that would constitute a "repricing."

Director Compensation

The CHCC annually reviews and approves the form and amount of Board compensation for non-employee directors. Members of our Board of Directors who are also officers or associates of our Company, currently only Mr. Andretta, do not receive compensation for their services as a director. The CHCC considers the comprehensive market data collected and analyzed by Meridian as a benchmark for competitive pay. Meridian utilized the same compensation peer group as was used to evaluate executive compensation. In considering and determining director compensation, the CHCC reviews each element of director compensation. All directors are reimbursed for reasonable out-of-pocket expenses incurred while serving on the Board and any Board committee. Non-employee director compensation typically includes annual cash retainers for Board and committee service, supplemental cash retainers for those directors who serve as a Board or committee Chair, special cash meeting fees (to the extent applicable), and annual equity awards consisting of TBRSUs. The annual equity awards are paid at the beginning of the director's service year and the cash retainers are paid quarterly in advance, in July, October, January and April of each year, with any special cash meeting fees paid in the quarter following the quarter in which the meeting fees were incurred.

Cash Retainers and Meeting Fees

For the 2025-2026 service term, which began in May 2025 and ends in May 2026, director compensation consists of the following elements:

Board Fees[1]

Cash Retainer	100,000
Board Chair Supplemental Retainer	150,000

Committee Fees[1]

Audit Committee Chair Supplemental Retainer	40,000
Audit Committee Member Retainer	20,000
Compensation & Human Capital Committee Chair Supplemental Retainer	30,000
Compensation & Human Capital Committee Member Retainer	10,000
Nominating & Corporate Governance Committee Chair Supplemental Retainer	30,000
Nominating & Corporate Governance Committee Member Retainer	10,000
Risk & Technology Committee Chair Supplemental Retainer	30,000
Risk & Technology Committee Member Retainer	10,000

Special Meeting Fees[2]

Board of Directors	1,500
Committee Meeting Chair Supplemental	1,500
Committee Meeting Members	1,000

(1)   Paid in quarterly installments in advance.

(2) Special meeting fees are only paid for high meeting activity beyond specified thresholds; during 2025, the Audit Committee exceeded this threshold, and Mr. Gerspach received $4,500 in special meeting fees and Messrs. Ballou and Fawcett each received $3,000, and Mr. Theriault received $1,000 in special fees.

Annual Equity Award

For the 2025-2026 service term of the Board of Directors, non-employee directors received an annual equity award of $145,000 in the form of TBRSUs, which will vest one-year from the date of grant, but with an option to defer delivery of the vested shares for up to five years in accordance with IRC Section 409A. For additional information on our stock ownership guidelines and holding requirements, see "–Director Stock Ownership Guidelines and Holding Requirements" below.

The following table provides information concerning the compensation of our non-employee directors for the fiscal year ended December 31, 2025.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Roger H. Ballou[2]	280,500	147,245	—	—	48,147	2,917	478,809
John J. Fawcett[3]	130,500	147,245			—	2,917	280,662
John C. Gerspach, Jr.[4]	—	303,146	—	—	—	—	303,146
Praniti Lakhwara[5]	107,500	147,245				2369	257,114
Rajesh Natarajan[6]	117,500	147,245	—	—	—	2,917	267,662
Joyce St Clair[7]	117,500	147,245				2917	267,662
Timothy J. Theriault[8]	292,250	147,245	—	—	—	—	439,495
Laurie A. Tucker[9]	137,500	147,245	—	—	—	—	284,745
Sharen J. Turney[10]	137,500	147,245	—	—	14,028	2,917	301,690

(1) Ralph J. Andretta is not included in this table because he is an executive officer and thus receives no compensation for his service as a director. The compensation received by Mr. Andretta as an executive officer of the Company is shown in the *Summary Compensation Table* included above.

(2) Mr. Ballou elected to defer $70,125 of his cash fees pursuant to our Non-Employee Director Deferred Compensation Plan. As of December 31, 2025, Mr. Ballou held 18,453 unvested TBRSUs.

(3) As of December 31, 2025, Mr. Fawcett held 2,802 unvested TBRSUs.

(4) Mr. Gerspach elected to receive 100% of his cash fees paid in 2025 in the form of equity in lieu of cash with standard vesting restrictions. As of December 31, 2025, Mr. Gerspach held 28,908 unvested TBRSUs.

(5) As of December 31, 2025, Ms. Lakhwara held 2,802 unvested TBRSUs.

(6) As of December 31, 2025, Mr. Natarajan held 16,331 unvested TBRSUs.

(7) As of December 31, 2025, Ms. St Clair held 6,196 unvested TBRSUs.

(8) Mr. Theriault's cash fees include $143,750 in director fees paid to Mr. Theriault in 2025 for his service on the Board of Directors of each of our subsidiary banks, Comenity Bank and Comenity Capital Bank. As of December 31, 2025, Mr. Theriault held unvested 18,273 TBRSUs.

(9) As of December 31, 2025, Ms. Tucker held 25,862 unvested TBRSUs.

(10) Ms. Turney elected to defer $68,750 of her cash fees pursuant to our Non-Employee Director Deferred Compensation Plan. As of December 31, 2025, Ms. Turney held 16,338 unvested TBRSUs.

The amounts reported in the Stock Awards columns in the table above reflect the dollar amount, without any reduction for risk of forfeiture, of the estimate of the aggregate compensation cost to be recognized over the service period as of the grant date under ASC 718, which is based on the closing market price of our common stock on the NYSE on the applicable date of grant for awards granted to non-employee directors. For additional information on how we account for long-term equity compensation, see Note 14 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025. Awards granted in 2025 and included in the Stock Awards column were granted pursuant to the 2024 Omnibus Incentive Plan.

Director Stock Ownership Guidelines and Holding Requirements

Our stock ownership guidelines require our directors to maintain an investment position in our common stock equal to five times his or her annual retainer (unvested TBRSUs are included in "investment position").

The Company's legacy practice for equity award grants to non-employee directors was for such grants to have a vesting period equal to the earlier of 10 years from the date of grant or upon termination of the director's service on our Board of Directors. In late 2023, the CHCC, in consultation with Meridian, approved changing the Company's go-forward vesting practices with respect to equity grants to non-employee directors, to reduce the vesting period to one-year from the date of grant, but with an option to defer delivery of the vested shares for up to five years in accordance with IRC Section 409A. Based on guidance from Meridian, this one-year vesting provision for non-employee directors was more consistent with market practice than the Company's former 10-year vesting provision. In February 2024, recognizing that the prior 10-year vesting provision had functioned as a built-in holding requirement, the CHCC approved a new stock holding requirement for non-employee directors. Consistent with the holding requirement imposed on the Company's Section 16 officers, non-employee directors are now required to hold at least 50% of the net shares acquired at each TBRSU vesting and are restricted from selling below the compliance threshold thereafter.

As of March 31, 2026, (i) all current directors are in compliance with the holding requirements outlined above and (ii) all current directors, other than Ms. Lakhwara (who joined the Board in 2024), are in compliance with the stock ownership guidelines outlined above.

Non-Employee Director Deferred Compensation Plan

We offer our non-employee directors the option to defer up to 50% of their cash compensation under our Non-Employee Director Deferred Compensation Plan. Any non-employee director is eligible to participate in the Non-Employee Director Deferred Compensation Plan. To be eligible to make contributions, a director must complete and file an enrollment form prior to the beginning of the calendar year in which the director performs the services for which the election is to be effective. Mr. Ballou and Ms. Turney elected to make such a deferral in 2025 for a portion of their 2025 cash fees. Participants in the Non-Employee Director Deferred Compensation Plan are always 100% vested in their contributions and related earnings. The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the table above are comprised entirely of above-market earnings on compensation deferred pursuant to the Non-Employee Director Deferred Compensation Plan, as described below. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 10.0% annual interest rate credited by the Company on contributions during 2025. This interest rate may be adjusted periodically by the CHCC, which oversees both the Non-Employee Director Deferred Compensation Plan and the Executive Deferred Compensation Plan. For fiscal year 2026, the CHCC maintained the applicable annual interest rate under the Non-Employee Director Deferred Compensation Plan and the Executive Deferred Compensation Plan at 10.0%, following an analysis performed by the Company's Investment Committee and treasury department, together with bank partners and market advisors, to identify a market driven, mathematical approach to determine a comparable interest rate representing the appropriate risk to the participant in the Executive Deferred Compensation Plan.

CEO Pay Ratio

In determining compensation for executive officers and non-executive associates, we consider many relevant factors, including responsibility, skills, experience, and market data. Similar to our use of a compensation consultant for NEO compensation, we conduct an extensive analysis of market pay based on the responsibilities and necessary skills for each position at the Company. We seek to compensate all associates on a competitive basis and target mid-market compensation rates for all positions in all geographic locations.

Our CEO to "median employee" pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. In our 2025 proxy statement, we identified the median employee for the 2024 fiscal year by examining the annual total cash compensation based on payroll records for all individuals, excluding our CEO, who were employed by us on December 31, 2024, because we believe that using the fiscal year-end measurement date is common practice among companies. We believed (and still believe) the use of annual total cash compensation for all associates is a consistently applied compensation measure because we do not widely distribute annual equity incentive awards to associates. Our calculation of annual total cash compensation included base salary or earnings, bonus and commissions. We included all Company associates (excluding the CEO), whether employed on a full-time, part-time, temporary or seasonal basis, and we annualized the compensation for those associates who were not employed for the full year of 2024. No exclusions or exemptions were utilized. Because we did not experience any material changes to our employee population, or changes in employee compensation arrangements, during 2025, we believe it is reasonable to use the median employee identified and reported in our 2025 proxy statement for purposes of calculating the pay ratio disclosure with respect to fiscal year 2025, and that using this median employee will not significantly affect our pay ratio disclosure.

We calculated annual total compensation for such associate using the same methodology we use for our NEOs as set forth in the *Summary Compensation Table* of this proxy statement. **The annual total compensation for fiscal year 2025 for our CEO was $11,921,231 and for our median employee was $92,604. The resulting ratio of the compensation for our CEO to the compensation for our median employee in 2025 was approximately 129:1.**

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between “compensation actually paid” (CAP) to our CEO and to our non-CEO NEOs (Other NEOs) and certain financial performance of the Company over the period indicated. CAP, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For further information concerning the Company’s pay-for-performance philosophy and how the Company aligns executive compensation with the Company’s performance, refer to the “Compensation Discussion and Analysis” section of this proxy statement.

Pay Versus Performance Table

The table below provides information on the compensation for our CEO and the average compensation for our Other NEOs, both as reported in the *Summary Compensation Table* and with certain adjustments to reflect the CAP, as defined under SEC rules, to such individuals, for each of 2025, 2024, 2023, 2022 and 2021. The table also provides information on our cumulative TSR, the cumulative TSR of our peer group (S&P Financial Composite Index), our Net Income and our PPNR.

Year(1)	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to CEO[(2)] ($)	Average Summary Comp Table Total for Other NEOs ($)	Average Compensation Actually Paid to Other NEOs[(2)] ($)	Value of Initial Fixed $100 Investment Based On: Company Cumulative TSR ($)	Value of Initial Fixed $100 Investment Based On: Peer Group Cumulative TSR[(3)] ($)	Net Income ($MM)	Company Selected Performance Measure: PPNR ($MM)[(4)]
2025	11,921,231	19,241,802	4,047,873	5,680,179	136.65	200.32	518	1,857
2024	10,638,047	21,609,372	3,824,858	6,211,218	111.05	175.20	277	1,778
2023	7,697,586	7,660,934	2,845,461	2,797,744	58.79	135.00	718	2,197
2022	8,694,682	3,608,463	3,160,862	1,828,189	65.46	120.90	223	1,894
2021	11,179,238	11,252,145	3,531,923	2,936,373	113.68	134.55	801	1,588

(1) Our Chief Executive Officer, Ralph Andretta, served as our Principal Executive Officer for each of 2025, 2024, 2023, 2022 and 2021. Our Other NEOs were as follows:
- For 2025, Perry Beberman, Allegra Driscoll, Valerie Greer, and Joseph Motes;
- For 2024, Perry Beberman, Allegra Driscoll, Valerie Greer, and Joseph Motes;
- For 2023, Perry Beberman, Valerie Greer, Tammy McConnaughey and Joseph Motes;
- For 2022, Perry Beberman, Valerie Greer, Tammy McConnaughey and Joseph Motes; and
- For 2021, Perry Beberman, Valerie Greer, Timothy King, Tammy McConnaughey and Joseph Motes.

(2) Reconciliations of the *Summary Compensation Table* data to CAP data are included immediately below this table.

(3) “Peer Group Cumulative TSR” represents the cumulative total stockholder return during each measurement period for the S&P Financial Composite Index, which is the industry index reported in our Annual Report on Form 10-K for the year ended December 31, 2025. Each amount assumes that $100 was invested on December 31, 2020, and dividends were reinvested for additional shares.

(4) The Company has identified Pretax Pre-provision earnings (PPNR) as the company-selected measure for the pay versus performance disclosure, as we believe it is a key measure to track core earnings over time to demonstrate sustainable, profitable growth, excluding the volatility that can occur within Provision for credit losses. See Appendix A in this proxy statement for a reconciliation of PPNR, a non-GAAP financial measure, to the most directly comparable GAAP measure. PPNR is a key metric on our AIC balanced scorecard; see “Compensation Discussion and Analysis—Compensation Programs—Annual Incentive Compensation” above.

To calculate the amounts in the "Compensation Actually Paid to CEO" column in the Pay Versus Performance Table above, the following amounts were deducted from and added to (as applicable) our CEO's "Total Compensation" as reported in the *Summary Compensation Table* (SCT) for that year:

	2025 ($)	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Total Compensation for CEO as reported in SCT for the covered year	11,921,231	10,638,047	7,697,586	8,694,682	11,179,238
Deduct pension values reported in SCT for the covered year	0	0	0	0	0
Deduct grant date fair value of equity awards reported in SCT for the covered year	(7,019,369)	(6,333,851)	(4,039,912)	(4,840,698)	(7,900,354)
Add pension value attributable to covered year's service and any change in pension value attributable to plan amendments made in the covered year	0	0	0	0	0
Add fair values as of the end of the covered year of all equity awards granted during the covered year that are outstanding and unvested as of the end of such covered year	9,145,365	10,293,983	4,713,222	2,769,499	7,513,091
Add fair value as of the vesting date of any awards granted in the covered year that vested during the covered year	126,132	0	0	0	0
Add dividends paid on unvested shares/share units and stock options	196,301	216,658	79,218	55,929	16,232
Add change in fair value (whether positive or negative) as of the end of the covered year of any equity awards granted in any prior year that are outstanding and unvested as of the end of such covered year	4,612,901	6,128,784	(939,971)	(3,294,818)	74,733
Add change in fair value (whether positive or negative) as of the vesting date of any equity awards granted in any prior year for which all applicable vesting conditions were satisfied during the covered year	259,241	665,751	150,791	223,870	369,204
Subtract fair value of any equity awards granted in a prior year that were forfeited in the covered year determined as of the end of the prior year	0	0	0	0	0
Compensation Actually Paid to CEO	**19,241,802**	**21,609,372**	**7,660,934**	**3,608,463**	**11,252,145**

To calculate the amounts in the "Average Compensation Actually Paid to Other NEOs" column in the Pay Versus Performance Table above, the following amounts were deducted from and added to (as applicable) the average of the "Total Compensation" of our Other NEOs for each applicable year, as reported in the SCT for that year:

	2025 ($)	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Total Compensation for Other NEOs as reported in SCT for the covered year	4,047,873	3,824,858	2,845,461	3,160,862	3,531,923
Deduct pension values reported in SCT for the covered year	0	0	(10,734)	(14,097)	(15,740)
Deduct grant date fair value of equity awards reported in SCT for the covered year	(1,561,852)	(1,554,468)	(1,020,964)	(1,279,679)	(1,949,282)
Add pension value attributable to covered year's service and any change in pension value attributable to plan amendments made in the covered year	0	0	0	0	0
Add fair values as of the end of the covered year of all equity awards granted during the covered year that are outstanding and unvested as of the end of such covered year	2,047,447	2,517,870	1,187,162	732,140	1,416,639
Add fair value as of the vesting date of any awards granted in the covered year that vested during the covered year	15,421	8,503	4,070	0	0
Add dividends paid on unvested shares/share units and stock options	41,069	37,037	17,308	9,498	5,096
Add change in fair value (whether positive or negative) as of the end of the covered year of any equity awards granted in any prior year that are outstanding and unvested as of the end of such covered year	1,039,746	1,241,243	(242,674)	(736,167)	(15,854)
Add change in fair value (whether positive or negative) as of the vesting date of any equity awards granted in any prior year for which all applicable vesting conditions were satisfied during the covered year	50,475	136,176	18,116	(44,367)	46,547
Subtract fair value of any equity awards granted in a prior year that were forfeited in the covered year determined as of the end of the prior year	0	0	0	—	82,957
Compensation Actually Paid to Other NEOs	**5,680,179**	**6,211,218**	**2,797,744**	**1,828,189**	**2,936,373**

Tabular List of Financial Performance Measures

The list below identifies (alphabetically) the five most important financial performance measures used by the CHCC to link the "compensation actually paid" to our CEO and Other NEOs in 2025, calculated in accordance with SEC regulations, to Company performance for the most recently completed fiscal year. The role of each of these performance measures on our NEOs' compensation is discussed in our "Compensation Discussion and Analysis" section above:

- Average Loans
- Net Credit Losses
- Operating Leverage
- Pretax Pre-provision Earnings
- Return on Tangible Common Equity

Graphical Comparison of Certain Measures

The graphs below provide a description of CAP (as calculated in accordance with the SEC rules) and the following measures:

- Our cumulative TSR and the S&P Financial Composite Index cumulative TSR;
- Our Net Income; and
- Our "Company Selected Metric," which is PPNR.







In the "Compensation Discussion and Analysis" section of this proxy statement, we provide additional detail on the elements of our executive compensation program and our pay-for-performance compensation philosophy. We believe the Company's executive compensation programs appropriately reward our CEO and the Other NEOs for performance, assist the Company in retaining our key leaders and support long-term value creation for our stockholders.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 25, 2026 (or such other date as set forth below): (1) by each director and nominee for director; (2) by each of our NEOs; (3) by all of our current directors and executive officers as a group; and (4) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock. Except as otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares held by such beneficial owner. The shares owned by our directors and NEOs are subject to the terms of the individual's customary brokerage account agreements.



Name of Beneficial Owner	Shares Beneficially Owned[1]	Percent of Shares Beneficially Owned[1]
Ralph J. Andretta	271,475	*
Roger H. Ballou	21,313	*
Perry S. Beberman	54,666	*
Allegra S. Driscoll	3,398	*
John J. Fawcett	7,500	*
John C. Gerspach, Jr.[2]	17,920	*
Valerie E. Greer	74,346	*
Praniti Lakhwara	2,820	*
Joseph L. Motes III	62,434	*
Rajesh Natarajan	3,473	*
Joyce St. Clair	3,473	*
Timothy J. Theriault	7,473	*
Laurie A. Tucker	9,959	*
Sharen J. Turney	5,198	*
All current directors and executive officers as a group (16 individuals)[2][3]	545,448	1.3%
BlackRock, Inc.[4] 50 Hudson Yards New York, New York 10001	4,918,073	11.9%
Dimensional Fund Advisors LP[5] 6300 Bee Cave Road, Building One Austin, Texas 78746	3,000,104	7.2%
The Vanguard Group, Inc.[6] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	5,631,371	13.6%
Turtle Creek Asset Management Inc.[7] Scotia Plaza, 40 King Street West, Suite 5100 Toronto, Ontario M5H 3Y2 Canada	2,551,432	6.2%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, RSUs that may vest into shares of common stock within 60 days of March 25, 2026, are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. The percentage of shares beneficially owned is based upon 41,422,667 shares of common stock outstanding as of March 25, 2026. Unless otherwise indicated, all amounts exclude shares issuable upon the vesting of RSUs that are not vested as of March 25, 2026 or within 60 days of March 25, 2026.

(2) Includes (i) 6,000 shares held by the Gerspach 2020 GST Exempt Trust; (ii) 604 RSUs that vested on January 15, 2026 but will not be distributed until the earlier of January 15, 2030 or termination of the director's service on our Board of Directors; and (iii) 842 RSUs which are due to vest into shares of common stock within 60 days of March 25, 2026 but will not be distributed until the earlier of April 15, 2030 or termination of the director's service on our Board of Directors.

(3) Mses. Driscoll, Greer, Lakhwara, McConnaughey, St. Clair, Tucker and Turney, and Messrs. Andretta, Ballou, Beberman, Campbell, Fawcett, Gerspach, Motes, Natarajan and Theriault comprise the 16 individuals.

(4) Based on a Schedule 13G/A filed with the SEC on January 24, 2024, BlackRock, Inc. beneficially owns 4,918,073 shares of common stock, over which it has sole voting power with respect to 4,834,110 of such shares and sole dispositive power with respect to all of such shares, through its subsidiaries, BlackRock Life Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, Blackrock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Fund Advisors, and BlackRock Fund Managers Ltd.

(5) Based on a Schedule 13G filed with the SEC on February 9, 2024 with respect to an aggregate of 3,000,104 shares of common stock beneficially owned by one or more investment companies or other managed accounts that are investment management clients of

Dimensional Fund Advisors LP, over which it has sole voting power with respect to 2,941,610 of such shares and sole dispositive power with respect to all of such shares.

(6) Based on a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group, Inc. beneficially owned 5,631,371 shares of common stock, over which it had sole dispositive power with respect to 5,529,939 of such shares; shared voting power with respect to 48,319 of such shares; and shared dispositive power with respect to 101,432 of such shares. Based on information contained in a Schedule 13G/A filed by Vanguard on March 26, 2026, Vanguard reported that, as of March 13, 2026, it had sole voting power, shared voting power, sole dispositive power and shared dispositive power over 0 shares as a result of an internal realignment on January 12, 2026. Vanguard reported that certain of its subsidiaries or business divisions will report beneficial ownership separately (on a disaggregated basis) from The Vanguard Group, Inc.

(7) Based on a Schedule 13G/A filed with the SEC on February 17, 2026, Turtle Creek Asset Management Inc. beneficially owns 2,551,432 shares of common stock, over which it has sole voting power and sole dispositive power with respect to all of such shares.



Proposal 2:
Advisory Vote on Executive Compensation

Pursuant to Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended, we are asking that our stockholders approve, on an advisory and non-binding basis, the compensation of our NEOs as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion related thereto. This advisory vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the relevant philosophy, policies and practices used in determining such compensation.

As described in detail under the heading "Compensation Discussion and Analysis" above, our executive compensation program is structured at competitive levels and designed to reward executive officers when the Company achieves above industry-average performance, and to significantly reduce rewards for performance below expectations. We maintain compensation plans that tie a substantial portion of our NEOs' overall target annual compensation to the achievement of pre-established financial and non-financial objectives that support our business strategy, with a mix that balances short- and long-term goals. The Compensation & Human Capital Committee employs multiple performance measures and strives to award an appropriate mix of annual and long-term incentives to avoid overweighting short-term objectives, emphasizing the performance component of our NEOs' annual cash and long-term equity incentive compensation.

The goals of our executive compensation program are to properly incentivize and reward our executives for performance and to allow us to attract, retain and motivate the highest level of executive talent to guide our business and successfully execute our long-term strategy. We encourage stockholders to read the "Compensation Discussion and Analysis" in this proxy statement, which describes our executive compensation programs in detail and the decisions made by the Compensation & Human Capital Committee relating to our NEOs' 2025 compensation.

We are asking our stockholders to approve the following resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion related thereto."

This vote is advisory and, as such, is not binding on the Company, the Board of Directors or the Compensation & Human Capital Committee. However, both the Board of Directors and the Compensation & Human Capital Committee value the opinion of our stockholders and will consider the outcome of the vote when making future compensation decisions regarding NEOs.



The Board of Directors recommends that stockholders vote FOR the compensation paid to our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules and regulations of the SEC.



Proposal 3:
Approval of the 2026 Employee Stock Purchase Plan

The board of directors adopted the Bread Financial Holdings, Inc. 2026 Employee Stock Purchase Plan (the 2026 ESPP) on April 1, 2026, subject to stockholder approval. We recommend approval of the 2026 ESPP at this time to replace and supersede the Amended and Restated 2015 Employee Stock Purchase Plan (the 2015 ESPP).

Why Stockholders Should Approve the 2026 ESPP

We believe that continuing to offer eligible employees the opportunity to purchase shares of our common stock helps to align employee and stockholder interests, in creating long-term value, and supports high performance by giving employees an opportunity to share in the Company's success.

If approved by our stockholders, the 2026 ESPP will become effective May 19, 2026, or the "effective date," and no new offerings will be made under the 2015 ESPP after the effective date of the 2026 ESPP. As of March 25, 2026, the record date for the annual meeting, there were 425,831 shares remaining available for purchase under the 2015 ESPP. If the 2026 ESPP is approved, the outstanding shares available for purchase under the 2015 ESPP as of immediately prior the effective date of the 2026 ESPP will be made available, and reserved for purchase, under the 2026 ESPP, in addition to the 1,000,000 additional shares being requested for approval in this Proposal 3.

For purposes of this Proposal 3, "Committee" means the Compensation & Human Capital Committee of our Board of Directors, or such other committee of the Board of Directors appointed by the Board of Directors from time to time.

Stockholders are requested in this Proposal 3 to approve the 2026 ESPP in substantially the form attached hereto as Appendix C. If stockholders do not approve this Proposal 3, then the 2026 ESPP will not become effective and the 2015 ESPP will remain in effect.

Summary of the Terms of the 2026 ESPP

The following is a summary of important terms of the 2026 ESPP, is not a complete description of all of the provisions of the 2026 ESPP, and is qualified in its entirety by reference to the full text of the 2026 ESPP, which we have filed electronically with this proxy statement as Appendix C and is available on the SEC's website at www.sec.gov. Please refer to Appendix C for a more complete description of the terms of the 2026 ESPP.

The offerings under the 2026 ESPP are intended either to comply with the requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the IRC, and such offerings, Section 423 Offerings) or not to comply with the requirements of Section 423 of the IRC (Non-423 Offerings).

Eligibility

Generally, any employee of the Company or of a designated subsidiary, including non-U.S. subsidiaries, as of the offering date of a given offering period is eligible to participate in the 2026 ESPP. However, the Committee, in its discretion, may determine on a uniform and nondiscriminatory basis for a Section 423 Offering that employees are not eligible to participate if they: (i) have not completed at least two (2) years of service as an employee since their last hire date (or such lesser period of time as determined by the Committee), (ii) customarily work as an employee not more than twenty (20) hours per week (or such lesser period of time as determined by the Committee), (iii) customarily work as an employee not more than five (5) months per calendar year (or such lesser period of time as determined by the Committee), (iv) are a highly compensated employee within the meaning of Section 414(q) of the IRC, or (v) are a highly compensated employee within the meaning of Section 414(q) of the IRC with compensation above a certain level or are an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act. The Committee may also elect to exclude the foregoing employees from eligibility to participate in a Non-423 Offering to the extent permitted under applicable laws.

Further, an employee may be excluded from participating in the 2026 ESPP or an offering period if (i) that employee's participation would be prohibited under the laws of the applicable jurisdiction or would cause the 2026 ESPP or a Section 423 Offering to violate Section 423 of the IRC, or (ii) in the case of a Non-423 Offering, the Committee has determined that participation of such employee is not advisable or practicable for any reason.

As of March 25, 2026, approximately 6,000 employees (including 7 executive officers), would have been eligible to participate in the 2026 ESPP if: (i) the 2026 ESPP had been in effect on such date, and (ii) the subsidiaries for whom such employees work were designated by the Committee as designated subsidiaries under the 2026 ESPP.

Offering Periods and Participation

The 2026 ESPP provides for, as a default, six-month offering periods, commencing on the first business day of January and July of each calendar year and ending on the last trading day of June and December each calendar year, respectively. The 2026 ESPP allows the Committee to change these dates as well as the duration and frequency of any future offering period without stockholder approval if such change is announced at least five days prior to the scheduled beginning of the first offering period to be affected and so long as the offering period does not exceed 27 months. The Committee may also establish additional or alternative concurrent, sequential or overlapping offering periods, multiple purchase periods within offering periods, a different duration for one or more offering periods or different commencing or ending dates for such offering periods

On the offering date at the beginning of each offering period, each eligible employee is granted an option to purchase a number of shares of common stock (including fractional share interests, unless not permitted by the Committee with respect to a particular offering). A fractional share interest is an interest in a share of common stock allocated to a participant upon exercise of an option and facilitated by our brokerage firm, providing for such rights with respect to a share of common stock as specified by the Committee. The option is exercised automatically on the purchase date at the end of the offering period.

The purchase price of the common stock upon exercise will be 85% of the fair market value of shares on the applicable purchase date. As of March 25, 2026, the closing price of our common stock as reported on the NYSE was $75.11.

Method of Payment Contributions

A participant may elect to have payroll deductions made on each payday during the offering period in a minimum amount of $5.00 or an amount not less than 1% and not more than 100% of the participant's eligible compensation. The maximum amount that a participant may elect to contribute is 100% of such participant's eligible compensation, subject to the $25,000 annual limit described below. Subject to our insider trading policies, a participant may elect to discontinue participation in the 2026 ESPP or decrease contributions to 0% during an outstanding offering period or increase or decrease the rate or amount of such participant's contributions with respect to the next offering period by completing and filing with us new enrollment documents authorizing a change in the payroll rate. Subject to our insider trading policies, an increase or decrease (other than withdrawal or decrease to 0%) in the rate or amount of a participant's contribution will not be effective with respect to an ongoing offering period (unless the Committee determines otherwise) and will instead become effective with respect to the next subsequent offering period. If the election is not timely filed, the election will not become effective until the beginning of the next subsequent offering period. A participant may terminate his or her payroll deductions and withdraw from an offering at any time prior to the last day of the offering period prior to the date that is communicated separately to the eligible employee. Whenever an employee's payroll deductions have been discontinued, the employee must complete and file new enrollment documents with us to recommence participation in any subsequent offering periods. An employee recommencement of participation will be effective as of the beginning of the offering period following completion of new enrollment documents.

Interest

No interest accrues on contributions of a participant in the 2026 ESPP unless otherwise determined by the Committee or required by applicable law.

Limit on Purchase of Stock

A participant will not be granted an option to purchase shares under the 2026 ESPP if immediately after the grant, (1) such participant would own stock or hold outstanding options to purchase stock possessing 5% or more of the voting power or value of all classes of our stock; or (2) such option would permit such participant's rights to purchase stock to accrue at a rate that exceeds $25,000 of the fair market value of our stock in any calendar year. The maximum number of shares purchasable per participant during any single offering period may not exceed 1,800 shares (or such other limit as may be established by the Committee), in each case subject to adjustment in the event of a capitalization event of the Company.

Delivery and Withdrawal of Shares

As promptly as practicable after each purchase date, the shares purchased by each participant will be deposited directly into a brokerage account established in the participant's name with the designated broker. Any payroll deductions accumulated in a participant's account that are not applied toward the purchase of shares on a purchase date due to limitations imposed by the 2026 ESPP will be returned to the participant as soon as administratively feasible, unless otherwise determined by the Committee. A participant may withdraw all or any number of whole shares credited to his or her account on the applicable purchase date by directing the designated broker to cause his or her shares to be either sold with the net proceeds (less applicable commissions and other charges) distributed in cash to the participant or transferred to another brokerage account of the participant. However, the Committee may determine that participants are required to (i) keep all shares in an account with the designated broker for a certain period of time (including until the shares are sold), or (ii) provide notice of any transfer of shares to us, along with any undertaking the Committee determines to be necessary or advisable to enable us or any designated subsidiary to comply with tax or regulatory requirements.

Transfer of Employment

Unless otherwise determined by the Committee or required by applicable law, a participant whose employment transfers or terminates with an immediate rehire between us and a designated subsidiary or between designated subsidiaries will not be treated as having terminated employment for purposes of participating in the 2026 ESPP or an offering.

Leave of Absence

For a Section 423 Offering, a participant will not be deemed to have ceased to be an eligible employee while such participant is on any military leave, sick leave or other bona fide leave of absence approved by the designated subsidiary of three (3) months or less. Where the period of leave exceeds three (3) months and the participant's right to reemployment is not guaranteed by statute or by contract, for purposes of the 2026 ESPP, the participant will be deemed to have ceased to be an employee three (3) months and one (1) day following the commencement of such leave. Subject to the discretion of the Committee, if a participant is granted a leave of absence during which the participant receives eligible compensation, payroll deductions on behalf of the participant will continue and any payroll deductions credited to the participant's account may be used to purchase shares as provided under the 2026 ESPP. If a participant is granted a leave of absence during which the participant does not receive eligible compensation, payroll deductions on behalf of the participant will be discontinued and no other payroll deductions will be permitted (unless otherwise determined by the Committee or required by applicable law), but any payroll deductions then credited to the participant's account may be used to purchase shares on the next applicable purchase date.

Termination of Employment

Upon termination of a participant's status as an employee prior to the purchase date of an offering period for any reason, including retirement, death, or a designated subsidiary ceasing to be a designated subsidiary, the contributions credited to such participant's account will be refunded to the employee or his or her beneficiary or estate, as the case may be, through normal payroll processing.

Shares Reserved for the 2026 ESPP

If the 2026 ESPP is approved by stockholders, the aggregate maximum number of shares reserved for issuance under the 2026 ESPP may not exceed the sum of: (i) 1,000,000, plus (ii) the number of shares that remain available for sale under the 2015 ESPP immediately prior to the effective date of the 2026 ESPP, the aggregate number of which shares is subject to adjustment upon certain capitalization events as provided in the 2026 ESPP. Such shares may be authorized but unissued shares, treasury shares, or shares purchased on the open market. Shares delivered to a participant under the 2026 ESPP will be registered in the name of the participant or in the name of the participant and his or her spouse. In an option terminates or expires without having been exercised in full, the unpurchased shares subject to the option will become available for other options granted under the 2026 ESPP. In addition, shares withheld to satisfy tax-related items shall not reduce the number of shares available for sale pursuant to the 2026 ESPP and will again be made available for sale pursuant to the 2026 ESPP.

A participant generally is not permitted to assign, transfer or otherwise dispose of contributions credited to his or her account or any rights to receive shares under the 2026 ESPP, except to a designated beneficiary or by will or the laws of descent and distribution upon the participant's death. A participant may sell or otherwise dispose of the shares of common stock delivered to the participant at the end of an offering period at any time.

Adjustments Upon Changes in Capitalization Corporate Transactions

Subject to any required action by the stockholders of the Company, the number of shares reserved for issuance under the 2026 ESPP, including the number of shares covered by each option under the 2026 ESPP that has not yet been exercised and the number of shares that have been authorized for issuance under the 2026 ESPP but have not yet been placed under option, the maximum number of shares that may be purchased by a participant in an offering period, and the price per share of each option under the 2026 ESPP that has not yet been exercised, will be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock (including any change in the number of shares effected in connection with a change in our domicile), or any other increase or decrease in the number of shares effected without receipt of consideration.

Corporate Transaction

In the event of our dissolution or liquidation, any offering period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the board of directors or the Committee. In the event of a "Corporate Transaction" for purposes of the 2026 ESPP, each outstanding option will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute for outstanding options, each offering period then in progress will be shortened and a new purchase date prior to the consummation of the transaction will be set, as of which date any offering period then in progress will terminate.

Administration

The 2026 ESPP will be administered by the Committee (unless the Board of Directors provides otherwise and provided that, for any period during which no committee of the Board of Directors exists, the Board of Directors will be the administrator), which will have full power to adopt, amend and rescind any rules deemed desirable and appropriate, to interpret the 2026 ESPP and to make all other determinations necessary or advisable for the administration of the 2026 ESPP.

Administration of Non-U.S. Sub-Plans

The Committee may adopt sub-plans, procedures and practices ("sub-plans") relating to the operation and administration of the 2026 ESPP to accommodate local laws, customs and procedures for jurisdictions outside of the U.S., the terms of which may take precedence over other provisions of the 2026 ESPP (unless prohibited under the 2026 ESPP).

Taxes

At the time a participant's option is exercised (in whole or in part), or at the time a participant disposes of some or all of the shares acquired under the 2026 ESPP, or at the time of any other taxable event, the participant is required to make adequate provision to satisfy any related tax obligations. Our, or a designated subsidiary's, withholding obligation for tax-related items may be satisfied by (i) withholding from the participant's wages or other compensation, (ii) withholding a sufficient number of shares (including less than a whole share) that would otherwise be issuable to the participant following purchase, (iii) withholding from proceeds of the sale of shares issued upon purchase, either through a voluntary sale or a mandatory sale arranged by us, (iv) requiring the participant to make a cash payment to us or a designated subsidiary, or (v) any other method permitted under applicable law.

Amendment or Termination

The Board of Directors and the Committee may terminate or amend the 2026 ESPP at any time and for any reason. Except as otherwise set forth in the 2026 ESPP, no termination may affect options previously granted and no amendment may make any change in any option previously granted that materially and adversely affects the rights of any participant unless the amendment is necessary or advisable to facilitate compliance with applicable law, as determined in the Committee's sole discretion.

General U.S. Federal Income Tax Consequences of Options under 2026 ESPP

The following is a brief description of the general U.S. federal income tax consequences of participation in the 2026 ESPP for participants who are tax residents in the U.S., current as of March 25, 2026, but is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply. This summary does not address specific state, local or other country laws or tax consequences. **Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the 2026 ESPP should consult their own professional tax advisors regarding the taxation of options under the 2026 ESPP. The discussion below concerning tax deductions that may become available to us under U.S. federal tax law is not intended to imply that we will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in countries other than the U.S. does not generally correspond to U.S. federal tax laws and is not covered by the summary below.**

U.S. Federal Income Tax Information for Section 423 Offerings

Rights to purchase shares granted under a Section 423 Offering are intended to qualify for favorable federal income tax treatment available to options granted under an employee stock purchase plan that qualifies under the provisions of Section 423(b) of the IRC. A participant in the 2026 ESPP will not have recognizable taxable income either at the time that his or her participation begins or at the time that the participant purchases shares of common stock. A participant in the 2026 ESPP generally will recognize taxable income in the year in which he or she disposes of the shares of common stock purchased under the 2026 ESPP or in which he or she dies. The participant's federal tax liability will depend on whether the participant makes a qualifying or disqualifying disposition of the purchased shares of common stock. A qualifying disposition will occur if the sale or disposition of the shares of common stock occurs after the participant has held the shares for more than two years after the option grant date (*i.e.*, the first day of the offering period) *and* more than one year after the shares are transferred to the participant.

A participant who makes a qualifying disposition will recognize ordinary compensation income in the year of the qualifying disposition equal to the lesser of (1) the excess of the fair market value of the shares as of the option grant date over the purchase price (determined as of the first day of the offering period), and (2) the excess of the sale price of the shares at the time of disposition over the purchase price. Any additional gain recognized on a qualifying disposition will be long-term capital gain. If the fair market value of the shares of common stock being sold or otherwise transferred on the date of the qualifying disposition is less than the aggregate purchase price paid for such shares of common stock, there will be no ordinary income, and any loss recognized will be long term capital loss. A deduction will not be allowed if the purchased shares of common stock are the subject of a qualifying disposition.

A participant who makes a disqualifying disposition will recognize ordinary income in the year of the disqualifying disposition equal to the amount by which the fair market value of the shares on the last day of the purchase period exceeds the purchase price. Any additional gain or loss recognized upon a disqualifying disposition will be capital gain, which will be long-term if the shares are held for more than twelve months. We (or the applicable designated subsidiary) generally will be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to any applicable limitations under the IRC.

New Plan Benefits

The benefits that will be received by or allocated to eligible employees under the 2026 ESPP in the future cannot be determined at this time because the amount of contributions set aside to purchase shares of our common stock under the 2026 ESPP (subject to the limitations discussed above) is within the discretion of each participant. Therefore, we have omitted the tabular disclosure of benefits or amounts allocated under the 2026 ESPP.

If a quorum is present and a majority of the shares represented, in person or by proxy, and entitled to vote are in favor of Proposal 3, the 2026 Employee Stock Purchase Plan will be approved. Votes marked "For" Proposal 3 will be counted in favor of approval of the 2026 Employee Stock Purchase Plan.



The Board of Directors unanimously recommends that stockholders vote FOR approval of the 2026 Employee Stock Purchase Plan.

Audit Committee Report

The Audit Committee of the Board of Directors assists the Board of Directors in fulfilling its oversight responsibilities by reviewing: (1) the integrity of the Company's consolidated financial statements; (2) the Company's compliance with legal and regulatory requirements; (3) the qualifications, independence and performance of our independent registered public accounting firm, Deloitte & Touche LLP (Deloitte); and (4) the performance of the Company's internal audit department. The Audit Committee appoints, compensates and oversees the work of Deloitte. The Audit Committee reviews with Deloitte the plans and results of the audit engagement, approves and preapproves professional services provided by Deloitte, considers the range of audit and non-audit fees, and reviews the adequacy of the Company's financial reporting process. From time to time, the Audit Committee meets with Deloitte without the presence of any of the other members of the Board of Directors or management, and the Audit Committee also meets with the full Board of Directors without the presence of Deloitte to help ensure Deloitte's independence. The Board of Directors has adopted a written charter for the Audit Committee, posted at www.breadfinancial.com.

The Audit Committee obtained from Deloitte a formal written statement describing all relationships between the Company and Deloitte that might bear on Deloitte's independence pursuant to the applicable requirements of the Public Company Accounting Oversight Board (United States) (PCAOB), and has discussed, with Deloitte, the firm's independence. Based on the foregoing, the Audit Committee has satisfied itself that the non-audit services provided by Deloitte are compatible with maintaining the firm's independence. The Audit Committee reviewed with Deloitte the matters required to be discussed by Auditing Standard No. 1301 "Communications with Audit Committees." The lead audit partner having primary responsibility for the audit and the concurring audit partner will be rotated at least every five years. The Audit Committee also discussed with management, internal audit and Deloitte the quality and adequacy of the Company's disclosure controls and procedures. In addition, the Audit Committee reviewed with internal audit the risk-based audit plan, responsibilities, budget and staffing.

The Audit Committee reviewed and discussed with management, internal audit and Deloitte the Company's system of internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee discussed the classification of deficiencies under standards established by the PCAOB. Management determined and Deloitte concluded that no identified deficiency, nor the aggregation of the same, rose to the level of a material weakness based the judgment of management and Deloitte.

The Audit Committee reviewed and discussed with management and Deloitte the audited consolidated financial statements for the year ended December 31, 2025. Management has the responsibility for the preparation of the consolidated financial statements and the reporting process. Deloitte has the responsibility for the examination of the consolidated financial statements and expressing an opinion on the conformity of the audited consolidated financial statements with accounting principles generally accepted in the United States of America. Based on the review and discussions with management and Deloitte, as described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC.

This report has been furnished by the current members of the Audit Committee.

Roger H. Ballou
John J. Fawcett
John C. Gerspach, Jr., Chair
Timothy J. Theriault

Proposal 4:
Ratification of the Selection of the Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee is directly responsible for the appointment, compensation (including the negotiation of audit fees), retention and oversight of the independent registered public accounting firm retained to audit the Company's consolidated financial statements. The Audit Committee has appointed Deloitte as the independent registered public accounting firm for the Company in 2026. Deloitte has served as our independent registered public accounting firm continuously since 1998.

Before reappointing Deloitte as the Company's independent registered public accounting firm for 2026, the Audit Committee carefully considered Deloitte's qualifications. This included a review of Deloitte's performance in prior years, its knowledge of the Company and its operations as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee's review also included matters required to be considered under rules of the SEC with respect to the independence of the independent registered public accounting firm, including the nature and extent of non-audit services. The Audit Committee preapproved all audit and permissible non-audit services fees for 2024 and 2025. Non-audit services that have received preapproval include tax preparation, tax consultation and advice, tender offer and comfort letter services related to our various capital markets transactions, and risk management advisory services regarding our generative artificial intelligence governance and oversight framework. The Audit Committee has considered whether the provision of these services is compatible with maintaining the registered public accounting firm's independence and believes the payment of these fees would not prohibit Deloitte from maintaining its independence. In accordance with SEC rules, the lead partner overseeing the Company's engagement rotates every five years, and the Audit Committee and its Chair are directly involved in Bread Financial's selection of the lead engagement partner. A new lead engagement partner has rotated onto the Company's engagement for 2026, although this new partner was selected in advance of the 2026 financial year to ensure a smooth transition.



The Board of Directors recommends that stockholders vote FOR the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for 2026.



Proposal 4:
Ratification of the Selection
of the Independent
Registered Public
Accounting Firm

The Audit Committee continues to believe that, if handled properly, there are numerous benefits of a long-tenured independent registered public accounting firm relationship, including:

- higher audit quality due to Deloitte's deep understanding of our business and accounting policies and practices;

- efficient fee structures due to Deloitte's industry expertise and familiarity with us; and

- avoidance of significant costs and disruptions (including Board and management time and distractions) that would be associated with retaining a new independent registered public accounting firm.

Nonetheless, the Audit Committee is also aware that a long-tenured independent registered public accounting firm may be believed by some to pose an independence risk. To address these concerns, there are robust safeguards for independence, including:

- a strong regulatory framework for independence, including limitations on non-audit services and mandatory audit partner rotation requirements for our independent registered public accounting firm;

- conducting regular private meetings separately with each of Deloitte and our management at the end of each regularly scheduled Audit Committee meeting, as appropriate;

- oversight of Deloitte that includes regular communication on and evaluation of the quality of the audit and independence of the independent registered public accounting firm;

- Deloitte's own internal independence processes and compliance reviews;

- annual assessment of Deloitte's qualifications, service quality, sufficiency of resources, quality of communications, independence, working relationship with our management, objectivity, and professional skepticism;

- interviewing and approving the selection of Deloitte's new lead engagement partner with each rotation, with a new lead engagement partner, who also possesses significant financial institution expertise, beginning in 2026; and

- considering periodically whether to conduct a search or request for proposal process for a new independent registered public accounting firm.

During fiscal year 2025, Deloitte served as our independent registered public accounting firm and also provided certain pre-approved tax and permissible non-audit-related services. See "Fees and Services" below. A representative of Deloitte is expected to be present at the 2026 virtual annual meeting of stockholders and will have an opportunity to make a statement if so desired and to answer appropriate questions from stockholders.

In connection with the audit of the 2025 consolidated financial statements, we entered into an engagement letter with Deloitte that set forth the terms by which Deloitte performed audit services for us. That engagement letter is subject to a limitation on our right to assign or transfer a claim without the prior written consent of Deloitte. The Audit Committee does not believe that such provision limits the ability of stockholders to seek redress from Deloitte.

Stockholder ratification of the selection of Deloitte as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board of Directors is submitting the selection of Deloitte to stockholders for ratification. If stockholders do not ratify the selection, the Audit Committee will reconsider whether it is appropriate to select a different independent registered public accounting firm. In such event, the Audit Committee may retain Deloitte, notwithstanding the fact that stockholders did not ratify the selection, or may select another independent registered public accounting firm without re-submitting the matter to stockholders. Even if the selection is ratified, the Audit Committee reserves the right in its discretion to select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

**Proposal 4:
Ratification of the Selection
of the Independent
Registered Public
Accounting Firm**

Fees and Services:

The billed fees for services provided by Deloitte, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, during 2025 and 2024 were as follows:

	2025	2024
Audit Fees[1]	$ 3,717,300	$ 3,640,901
Audit-Related Fees[2]	–	115,000
Tax Fees[3]	338,941	100,950
All Other Fees[4]	255,685	50,555
Total Fees	**$ 4,311,926**	**$ 3,907,406**

(1)   Consists of fees for the audits of our consolidated financial statements for the years ended December 31, 2025 and 2024, reviews of our interim quarterly consolidated financial statements, and evaluation of our compliance with Section 404 of the Sarbanes-Oxley Act. These amounts also include tender offer and comfort letter procedures associated with long-term debt and preferred stock transactions incurred during 2025 and 2024.

(2)   Consists of fees primarily related to accounting consultations and other assurance related services.

(3)   Consists of fees for tax consultation and advice and tax return preparation and review.

(4)   Consists of all other non-audit related fees, including annual subscription licenses and risk management advisory services regarding our generative artificial intelligence governance and oversight framework.

If a quorum is present and a majority of the shares represented, at the meeting or by proxy, and entitled to vote are in favor of Proposal Four, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026 will be ratified. Votes marked "For" Proposal Four will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026.



Additional Information

Our Board of Directors is soliciting your proxy to vote at the 2026 annual meeting of stockholders to be held on May 19, 2026 at 10:00 a.m. Eastern Time and any adjournments or postponements of that meeting. The meeting will be held in a virtual format only via webcast at www.proxydocs.com/BFH to provide a safe and accessible experience for our stockholders, associates and directors.

Questions and Answers about the Proxy Process

What is the purpose of holding this meeting?

We are holding the 2026 virtual annual meeting of stockholders to:

- elect nine directors;

- hold an advisory vote on executive compensation;

- approve the 2026 Employee Stock Purchase Plan; and

- ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026.

The director nominees have been recommended by our Nominating & Corporate Governance Committee to serve on our Board of Directors; and our Board has nominated the nine nominees and recommends that our stockholders elect them as directors. The Board also recommends that our stockholders (1) approve, on an advisory basis, the compensation of our NEOs; (2) approve the 2026 Employee Stock Purchase Plan; and (3) ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026. If any other matters requiring a stockholder vote properly come before the meeting, those stockholders present at the meeting and the proxies who have been appointed by our stockholders will vote as they think appropriate.



Why did I receive these materials?

All of our stockholders as of the close of business on March 25, 2026, the record date, are entitled to vote at our 2026 annual meeting. We are required by law to distribute the Notice of Internet Availability of Proxy Materials or a full set of proxy materials to all of our stockholders as of the record date. Our only voting securities are shares of our common stock, of which there were 41,422,667 shares outstanding as of March 25, 2026. Stockholders at the close of business on the record date may examine a list of registered stockholders as of the record date for any purpose germane to the annual meeting during the 10 days prior to the meeting, at our offices in Columbus, Ohio. If you would like to view the stockholder list, please contact our Corporate Secretary, Joseph L. Motes III, at GeneralCounsel@breadfinancial.com, to schedule an appointment.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials?

Pursuant to SEC rules, we are providing access to our proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. Your Notice of Internet Availability of Proxy Materials or proxy card contains instructions on how to access our proxy materials over the Internet, as well as instructions on how to request a paper copy of our proxy materials by mail.

We are providing those of our stockholders that have previously requested a paper copy of our proxy materials with paper copies of our proxy materials instead of a Notice of Internet Availability of Proxy Materials. Our proxy materials are also available on our Company website at www.breadfinancial.com.

How does the proxy process and stockholder voting operate?

The proxy process is the means by which corporate stockholders can exercise their rights to vote for the election of directors and other corporate proposals. The notice of meeting and this proxy statement provide notice of a scheduled stockholder meeting, describe the directors presented for election and include information about each of the proposals to be voted on at the annual meeting, as well as other information required to be disclosed to stockholders. Stockholders may vote by telephone or through the Internet, or by returning a proxy card, without having to attend the virtual stockholder meeting.

By executing a proxy, you authorize the persons named in your proxies to act as your proxies to vote your shares in the manner that you specify. The proxy voting mechanism is vitally important to us. In order for us to obtain the necessary stockholder approval for proposals, a "quorum" of stockholders (a majority of the issued and outstanding shares of common stock as of the record date entitled to vote) must be represented at the meeting, virtually or by proxy. Voting by proxy ensures we obtain a quorum and complete the stockholder vote. It is important that you attend the meeting virtually or grant a proxy to vote your shares to assure a quorum is present so corporate business can be transacted. If a quorum is not present, we must adjourn the meeting and solicit additional proxies, which is an expensive and time-consuming process that is not in the best interest of our Company or its stockholders.

What does it mean if I receive more than one set of materials?

This means your ownership of shares is registered under different names. For example, you may own some shares directly as a "registered stockholder" and other shares through a broker, which we refer to as "beneficial stockholders," or you may own shares through more than one broker. In these situations, you may receive multiple sets of proxy materials. You need to respond according to the instructions provided in each set of proxy materials to ensure all of the shares you own are properly represented at the annual meeting.

If I am a beneficial stockholder and own my shares through a broker, how is my vote recorded?

Brokers typically own shares of common stock for many stockholders who are referred to as "beneficial stockholders." In this situation, the "registered stockholder" on our stock register is the broker or its nominee. The beneficial stockholders do not appear in our stockholder register, and their ownership is often referred to as holding shares in "street name." Therefore, for shares held in street name, distributing the proxy materials and tabulating votes are both two-step processes. Brokers inform us how many of their clients are beneficial stockholders, and we provide the broker with the appropriate number and type of proxy materials. Each broker then forwards the appropriate proxy materials to its clients who are beneficial stockholders to obtain their votes. When you receive proxy materials from your broker, instructions will be included to submit your voting instructions to your broker. Shortly before the meeting, each broker totals the votes and submits a proxy reflecting the aggregate votes of the beneficial stockholders for whom it holds shares. For additional information, please see "How and when do I vote?" below.

How and when do I vote?

Prior to the meeting: Whether or not you expect to attend the 2026 virtual annual meeting of stockholders, we urge you to grant your proxy to vote your shares. You may grant your proxy to vote through the Internet or by telephone by following the instructions on your proxy card or Notice of Internet Availability of Proxy Materials or, if you received a paper copy of the proxy card, by signing and dating each proxy card you received, indicating your voting preference on each proposal, and returning each proxy card in the prepaid envelope that accompanied that proxy card. If you return a signed and dated proxy card but you do not indicate your voting preference, your shares, except for those shares you own beneficially in street name or in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, will be voted in favor of: (1) the nine director nominees; (2) the approval, on an advisory basis, of the compensation of our NEOs; (3) the approval of the 2026 Employee Stock Purchase Plan and (4) the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026, all in accordance with the recommendation of our Board of Directors. If you are the beneficial stockholder of shares held in street name through a broker, trustee or nominee, you must follow that nominee's instructions to vote.

Voting shares held in the BFH Stock Fund portion of the Bread Financial 401(k) Plan: If you hold shares in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on Wednesday May 13, 2026 for the trustee to vote your shares. If you do not provide voting directions by that time, the shares attributable to your account will not be voted. Shares held in the Bread Financial 401(k) Plan cannot be voted during the virtual annual meeting.

During the meeting:

- **Registered Stockholders**. Whether or not you have previously submitted your proxy, you may vote your shares if you attend the virtual annual meeting.

- **Beneficial Stockholders.** In order to vote your shares at the virtual annual meeting, you will be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the virtual annual meeting.

- **Stockholders through the BFH Stock Fund portion of the Bread Financial 401(k) Plan.** You may not vote your shares during the virtual annual meeting.

Does my vote matter?

Yes. Corporations are required to obtain stockholder approval for the election of directors and certain other important matters. Stockholder participation is not a mere formality. Each share of our common stock held on the record date is entitled to one vote, and every share voted has the same weight. It is also important that you vote to assure that a quorum is present so corporate business can be transacted.

What constitutes a quorum?

Unless a quorum is present at the annual meeting, no action may be taken at the meeting except the adjournment thereof until a later time. The presence at the annual meeting, virtually or by proxy, of stockholders holding a majority of our issued and outstanding shares of common stock as of the record date will constitute a quorum for the transaction of business at the 2026 virtual annual meeting of stockholders. Shares that are represented at the virtual annual meeting but abstain from voting on any or all matters and "broker non-votes" (shares held by brokers or nominees for which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial stockholders or persons entitled to vote) will be counted as shares present and entitled to vote in determining whether a quorum is present at the virtual annual meeting. If you own shares in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, your shares will not be represented at the virtual annual meeting for quorum purposes and the trustee cannot vote those shares if you do not provide a proxy with explicit directions to the trustee. The inspector of election appointed for the virtual annual meeting will determine the number of shares of our common stock present at the virtual annual meeting, determine the validity of proxies and ballots, determine whether a quorum is present, and count all votes and ballots.

What vote is required to approve each of the proposals being voted on?

Proposal One – Election of Directors: If a quorum is present, directors are elected by the affirmative vote of a majority of the votes cast, at the meeting or by proxy, in uncontested elections such as this one. The number of shares voted "For" a director nominee must exceed the number of votes cast "Against" that nominee. Stockholders may not cumulate their votes with respect to the election of directors. For purposes of the election of directors, "broker non-votes" and "Abstentions" will not be counted as votes cast "For" or "Against" the proposal and thus will have no effect on the outcome of the election of directors.

Proposal Two – Advisory Vote on Executive Compensation: If a quorum is present and a majority of the shares represented, at the meeting or by proxy, and entitled to vote are voted in favor of Proposal Two, the compensation of our NEOs will be approved on an advisory basis. Votes marked "For" Proposal Two will be counted in favor of approval, on an advisory basis, of the compensation of our NEOs. On Proposal Two "broker non-votes" will not be counted as shares entitled to vote for the proposal and thus will have no effect on the outcome of the approval, on an advisory basis, of the compensation of our NEOs. An "Abstention" with respect to Proposal Two will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the same effect as a vote "Against" Proposal Two.

Proposal Three – Approval of the 2026 Employee Stock Purchase Plan: If a quorum is present and a majority of the shares represented, at the meeting or by proxy, and entitled to vote are voted in favor of Proposal Three, the 2026 Employee Stock Purchase Plan will be approved. Votes marked "For" Proposal Three will be counted in favor of approval of the 2026 Employee Stock Purchase Plan. On Proposal Three "broker non-votes" will not be counted as shares entitled to vote for the proposal and thus will have no effect on the outcome of the approval of the 2026 Employee Stock Purchase Plan. An "Abstention" with respect to Proposal Three will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the same effect as a vote "Against" Proposal Three.

Proposal Four – Ratification of the Selection of the Independent Registered Public Accounting Firm: If a quorum is present and a majority of the shares represented, at the meeting or by proxy, and entitled to vote are voted in favor of Proposal Four, the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026 will be ratified. Votes marked "For" Proposal Three will be counted in favor of ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026. An "Abstention" with respect to Proposal Four will not be voted on that item, although it will be counted for purposes of determining the number of shares represented and entitled to vote. Accordingly, an "Abstention" will have the same effect as a vote "Against" Proposal Four.

Since Proposal Four is considered to be a "routine" proposal, as discussed below, no broker non-votes are expected on this proposal. Except as otherwise directed and except for those proxies representing shares held in the BFH Stock Fund portion of the Bread Financial 401(k) Plan for which no voting preference is indicated, proxies solicited by the Board of Directors will be voted to approve the selection by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

What is the effect of not voting?

The effect of not voting depends on how you own your shares. If you own shares as a registered stockholder, rather than through a broker, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. Assuming a quorum is present, your unvoted shares will not affect whether a proposal is approved or rejected. If you own shares through a broker as a beneficial stockholder and do not vote, your broker may represent your shares at the meeting for purposes of obtaining a quorum. As described in the answer to the following question, if you do not provide your broker with voting instructions, your broker may or may not vote your shares, depending upon the proposal. If you own shares in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, your unvoted shares will not be represented at the meeting and will not count toward the quorum requirements, or affect whether a proposal is approved or rejected.

If I am a beneficial stockholder and do not vote, will my broker vote for me?

If you own your shares through a broker as a beneficial stockholder and you do not vote, your broker may vote your shares in its discretion on some "routine matters." However, with respect to other proposals, your broker may not vote your shares for you. With respect to these proposals, the aggregate number of unvoted shares is reported as broker non-votes. Broker non-vote shares are counted toward the quorum requirement. Proposals One, Two and Three set forth in this proxy statement are not considered to be routine matters and brokers will not be permitted to vote unvoted shares on these three proposals. Proposal Four is a routine matter on which brokers will be permitted to vote unvoted shares.

Is my vote confidential?

It is our policy that all stockholder meeting proxies, ballots and voting records that identify the particular vote of a stockholder are confidential. The vote of any stockholder will not be revealed to anyone other than an inspector of election or a non-employee tabulator of votes, except: (1) as necessary to meet applicable legal and stock exchange listing requirements; (2) to assert claims for or defend claims against us; (3) to allow the inspector of election to certify the results of the stockholder vote; (4) in the event of a contested proxy solicitation; or (5) if a stockholder has requested that their vote be disclosed.

Can I revoke my proxy and change my vote?

You have the right to revoke your proxy at any time prior to the time your shares are voted. If you are a registered stockholder, your proxy can be revoked in several ways: (1) by timely delivery of a written revocation delivered to Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 3095 Loyalty Circle, Columbus, Ohio 43219; (2) by submitting another valid proxy bearing a later date; or (3) by attending the virtual annual meeting and voting your shares during the meeting. If you are a beneficial stockholder, you may either (1) contact your broker to revoke your proxy or (2) register for, attend and vote your shares during the virtual annual meeting. Please see "Attending the Virtual Annual Meeting" below for more information. If you hold shares in the BFH Stock Fund portion of the Bread Financial 401(k) Plan, you must contact the trustee to revoke your proxy.

Will any other business be transacted at the meeting? If so, how will my proxy be voted?

We do not know of any business to be transacted at the 2026 annual meeting other than the election of directors; the approval, on an advisory basis, of compensation of our NEOs; the approval of the 2026 Employee Stock Purchase Plan; and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026, each as described in this proxy statement. **The period specified in our bylaws for submitting proposals to be considered at the meeting has passed and no proposals were properly submitted and not withdrawn.** However, should any other matters properly come before the meeting, and any adjournments and postponements thereof, shares with respect to which voting authority has been granted to the proxies will be voted by the proxies in accordance with their judgment.

Who counts the votes?

If you are a registered stockholder, your vote, as provided by mail, telephone, through the Internet or during the annual meeting, will be returned or delivered directly to Mediant Communications, Inc. (Mediant) for tabulation. As noted above, if you hold your shares through a broker or trustee, your broker or trustee returns one proxy to Mediant on behalf of its clients. Votes will be counted and certified by the inspector of election.

Will you use a soliciting firm to receive votes?

We use Mediant, as well as brokers to distribute all the proxy materials to our stockholders. We will pay them a fee and reimburse any expenses they incur in making the distribution. We have also retained D. F. King & Co., Inc. to aid in the solicitation at a fee of approximately $13,500 plus reimbursement of out-of-pocket expenses. Our directors, officers and associates may solicit proxies in person, by mail, telephone, facsimile transmission or electronically. No additional compensation will be paid to such directors, officers and associates for soliciting proxies. We will bear the entire cost of solicitation of proxies.

What is the deadline for submitting proposals, including director nominations, for our 2027 annual meeting?

Requirements for Stockholder Proposals to Be Considered for Inclusion in the Company's Proxy Materials: If any of our stockholders intends to present a proposal for consideration at the 2027 annual meeting, excluding the nomination of directors, and desires to have such proposal included in the proxy statement and form of proxy distributed by the Board of Directors with respect to such meeting, such proposal must be in writing and received by us not later than December 8, 2026. Proposals may be submitted by eligible stockholders and must comply with the relevant regulations of the SEC regarding stockholder proposals.

Requirements for Director Nominations to be Considered for Inclusion in the Company's Proxy Materials (Proxy Access): Our bylaws provide a proxy access right. Specifically, Section 3.5 of our bylaws permits a stockholder, or a group of up to 20 stockholders, owning continuously for at least 3 years shares of our Company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, to nominate and include in our proxy materials director nominees constituting up to 20% of our board, provided that the stockholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by our Corporate Secretary at the address below no sooner than November 8, 2026 and no later than December 8, 2026. Any such notice must comply with our bylaws. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority with respect to proxies.

In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 20, 2027.

Requirements for Stockholder Proposals or Director Nominations to Be Presented at the 2027 Annual Meeting: If any of our stockholders intends to present a proposal for consideration at the 2027 annual meeting without inclusion in the proxy statement and form of proxy, notice of such proposal must be in writing and received by our Corporate Secretary no sooner than November 8, 2026 and no later than December 8, 2026.

If any of our stockholders intends to nominate a director for consideration at the 2027 annual meeting without inclusion in the proxy statement and form of proxy, the stockholder must comply with the nomination requirements set forth in our bylaws and any applicable rules and regulations of the SEC. In accordance with Section 3.4 of our bylaws, for consideration at our 2027 annual meeting, notice of such nomination must be in writing and received by our Corporate Secretary no sooner than December 20, 2026, and no later than January 19, 2027.

A copy of our bylaws is available from our Corporate Secretary upon written request. Requests or proposals should be directed to Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 3095 Loyalty Circle, Columbus, Ohio 43219.

How can I request a full set of proxy materials?

You may request, without charge, a full set of our proxy materials, including our annual report on Form 10-K for the year ended December 31, 2025, for one year following the annual meeting of stockholders. If you are a beneficial stockholder and a broker or other nominee holds your shares of record, you may request a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received. If you are a registered stockholder or if you own shares through the BFH Stock Fund portion of the Bread Financial 401(k) Plan, you may request, without charge, a full set of our proxy materials by following the instructions contained in the Notice of Internet Availability of Proxy Materials that you received or by written request directed to Joseph L. Motes III, Corporate Secretary, Bread Financial Holdings, Inc., 3095 Loyalty Circle, Columbus, Ohio 43219.

Attending the Virtual Annual Meeting

The 2026 Annual Meeting of Stockholders will be held in a virtual format only via webcast to provide a safe and accessible experience for our stockholders, associates and directors. Our goal for the virtual annual meeting is to enable the largest number of stockholders to participate in the meeting, while providing substantially the same access and possibilities for exchange with the Board and our senior management as an in-person meeting.

How to Access, Vote and Participate in the Virtual Annual Meeting for All Stockholders

- Visit the annual meeting website at **www.proxydocs.com/BFH**;

- Register to attend the virtual annual meeting by entering the **control number** included on your Notice of Internet Availability of Proxy Materials, on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials;

- Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access and attend the virtual annual meeting.

The virtual annual meeting will begin promptly at 10:00 a.m. Eastern Time. If you have registered to attend the virtual annual meeting, you may begin to log in 15 minutes prior to the start time, using the unique link provided to you in the registration email you received.

We encourage you to access the meeting prior to the start time to provide ample time for the check in.

Technicians will be ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing the virtual annual meeting, you may call the technical support number that will be posted in the registration email you received.

Registered stockholders who access the virtual annual meeting using their control number may vote their shares during the virtual annual meeting. Beneficial stockholders who have obtained a legal proxy from their broker, bank or other nominee and submitted a copy in advance of the meeting may also vote their shares during the virtual annual meeting, but shares held in the Bread Financial 401(k) Plan cannot be voted during the meeting.

How Stockholders Can Submit Questions for the Virtual Annual Meeting

Stockholders will have the opportunity to submit questions in advance of and during the annual meeting.

- **In advance of the annual meeting.** Stockholders may submit questions in advance of the virtual annual meeting by emailing the question and proof of ownership to investorrelations@breadfinancial.com. The deadline to submit questions in advance is 5:00 p.m. Eastern Time on May 18, 2026. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form; (ii) your Computershare account statement or bank or brokerage account statement indicating your ownership of our common stock as of the record date, March 25, 2026; or (iii) the Notice Regarding the Availability of Proxy Materials.

- **During the annual meeting.** Stockholders may submit questions during the virtual annual meeting by accessing the annual meeting website as

described above. Everyone will have the opportunity to attend the virtual annual meeting. Those who attend the virtual annual meeting as a guest, however, will not be able to submit questions during the meeting.

Questions submitted that are pertinent to the Company and the items being voted on by stockholders during the annual meeting will be read aloud and answered, as time permits and in accordance with meeting procedures and the Rules of Conduct for the Annual Meeting. Questions regarding personal matters, including those related to employment, product or service issues, or related to strategic transactions are not pertinent to meeting matters and, therefore, will not be answered. Substantially similar questions will be grouped, summarized and answered together due to time constraints. Our investor relations or Chief Legal Officer's office will respond to other questions not answered during the annual meeting, as appropriate.

Incorporation by Reference

With respect to any filings with the SEC into which this proxy statement is incorporated by reference, the material under the headings "Compensation & Human Capital Committee Report" and "Audit Committee Report" shall not be incorporated into any such filings nor shall such information be deemed "filed," except to the extent that the Company specifically incorporates such information by reference therein. Further, all information provided under the "Pay Versus Performance" heading included elsewhere in this proxy statement will not be deemed

to be incorporated by reference in any filing by us under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. In addition, the website addresses contained in this proxy statement are intended to provide inactive, textual references only. The information on these websites, as well as in any other report or document referenced herein, is not part of and is not incorporated by reference into this proxy statement.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and certain officers, as well as persons who own more than 10 percent of our common stock, to file with the SEC initial reports of beneficial ownership on Form 3 and reports of subsequent changes in beneficial ownership on Form 4 or Form 5. Based solely on the review of Forms 3 and 4 and

amendments thereto furnished to the Company during 2025, including those reports filed on behalf of our directors and Section 16 officers pursuant to powers of attorney, no person subject to Section 16 of the Exchange Act failed to file on a timely basis during 2025.

Householding of Annual Meeting Materials

If you and other residents at your mailing address own shares of common stock in "street name," your broker or bank may have sent you a notice that your household will receive only one Notice of Internet Availability of Proxy Materials or annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice, known as "householding," is designed to reduce our printing and postage costs. If you did not respond that you did not want to participate in householding, the broker or bank will assume that you have consented

and will send one copy of either our Notice of Internet Availability of Proxy Materials or of our annual report and proxy statement to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm, and your account number to Broadridge Financial Solutions, Attn: Householding Department, 51 Mercedes Way, Edgewood, New York 11717. The revocation of your consent to householding will be effective 30 days following its receipt.

IN ANY EVENT, IF YOU DID NOT RECEIVE AN INDIVIDUAL COPY OF THIS PROXY STATEMENT OR OUR ANNUAL REPORT, WE WILL PROMPTLY SEND A COPY UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE. REQUESTS SHOULD BE DIRECTED TO JOSEPH L. MOTES III, CORPORATE SECRETARY, BREAD FINANCIAL HOLDINGS, INC., 3095 LOYALTY CIRCLE, COLUMBUS, OHIO 43219 OR (614) 729-4000.

Other Matters

Our Board of Directors knows of no matters that are likely to be presented for action at the 2026 annual meeting other than the election of directors; the advisory vote on executive compensation; the approval of the 2026 Employee Stock Purchase Plan; and the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026, each as previously described. If any other matter properly comes before the 2026 annual meeting for action, it is intended that the persons named in the accompanying proxy and acting hereunder will vote or refrain from voting in accordance with their best judgment pursuant to the discretionary authority conferred by the proxy.

Forward-Looking Statements

Certain statements in this proxy statement may constitute forward-looking statements, which involve a number of risks and uncertainties that are difficult to predict and, in many cases, beyond our control. Accordingly, our actual results could differ materially from the projections, anticipated results or other expectations expressed in this proxy statement, and no assurances can be given that our expectations will prove to have been correct. Factors that could cause the outcomes to differ materially include, but are not limited to, those listed from time to time in reports that we file with the Securities and Exchange Commission, including, but not limited to, our Annual Report on the Form 10-K for the year ended December 31, 2025.

This proxy statement also contains statements regarding sustainability-related commitments, goals and metrics. Such statements are not guarantees or promises that such metrics, goals or commitments will be met and are based on current strategy, assumptions, estimates, methodologies, standards and currently available data, which continue to evolve and develop.

Appendix A
Reconciliation of GAAP to Non-GAAP Financial Measures

We prepare our audited Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (GAAP). However, certain information included herein constitutes non-GAAP financial measures. Our calculations of non-GAAP financial measures may differ from the calculations of similarly titled measures by other companies. In particular:

- We have previously repurchased and may, from time to time, in the future continue to repurchase debt, including any outstanding senior unsecured notes, subordinated notes or convertible notes. In such transactions, we may pay a premium to induce these repurchases, or in certain cases repurchase at a discount, which, from a GAAP perspective, would result in an impact to Income from continuing operations and consequently our Earnings per diluted share. For our prior debt repurchases, we show adjustments to these financial statement line items to exclude the impacts from our debt repurchases. We use Adjusted net income, and Adjusted earnings per diluted share to evaluate the ongoing operations of the Company excluding the volatility that can occur from the impacts of our debt repurchases.

- Pretax pre-provision earnings (PPNR) represents Income from continuing operations before income taxes and the Provision for credit losses. Adjusted PPNR then excludes from PPNR the gain on any portfolio sale in the period, as well as the loss or gain on any debt repurchases in the period. We use PPNR and Adjusted PPNR as metrics to evaluate our results of operations before income taxes, excluding the movements that can occur within Provision for credit losses and the one-time nature of a gain on the sale of a portfolio and/or the impacts from debt repurchases.



- Return on average tangible common equity (ROTCE) represents annualized Income from continuing operations less Dividends to preferred stockholders, divided by average Tangible common equity. Tangible common equity (TCE) represents Total stockholders' equity reduced by Preferred stock and Goodwill and intangible assets, net. We use ROTCE as a metric to evaluate the Company's performance.

- Tangible book value per common share represents TCE divided by common shares outstanding. We use Tangible book value per common share, a metric used across the industry, to assess capital and performance, in conjunction with ROTCE.

- Tangible common equity over Tangible assets (TCE/TA) represents TCE divided by Tangible assets (TA), which is Total assets reduced by Goodwill and intangible assets, net. We use TCE/TA as a metric to evaluate the Company's capital adequacy and estimate its ability to absorb losses.

We believe the use of these Non-GAAP financial measures provide additional clarity in understanding our results of operations and trends.

Below is a reconciliation of the Non-GAAP metrics to the most directly comparable GAAP measure for the periods indicated:

	Years Ended December 31,		
	2025	2024	2023
(Millions)			
Adjusted earnings per share			
Income from continuing operations per diluted share	$ 10.96	$ 5.54	$ 14.74
Impacts from debt repurchases	1.20	2.20	0.02
Adjusted earnings per share	$ 12.16	$ 7.74	$ 14.76
Adjusted net income			
Income from continuing operations	$ 521	$ 279	$ 737
Impacts from debt repurchases	57	111	1
Adjusted net income	578	390	738
Pretax pre-provision earnings (PPNR)			
Income from continuing operations before income taxes	615	381	968
Provision for credit losses	1,242	1,397	1,229
Pretax pre-provision earnings (PPNR)	1,857	1,778	2,197
Less: Gain on portfolio sale	(3)	(11)	(230)
Add: Impacts from debt repurchases	74	117	1
Adjusted PPNR	1,928	1,884	1,968
Average tangible common equity			
Average total stockholders' equity	3,293	3,214	2,722

	Years Ended December 31,		
	2025	**2024**	**2023**
Less: Average preferred stock	(7)	—	—
Less: Average goodwill and intangible assets, net	(733)	(753)	(780)
Average tangible common equity	2,553	2,461	1,942
Tangible common equity (TCE)			
Total stockholders' equity	3,327	3,051	2,918
Less: Preferred stock	(71)	—	—
Less: Goodwill and intangible assets, net	(716)	(746)	(762)
Tangible common equity (TCE)	$ 2,540	$ 2,305	$ 2,156
Tangible assets (TA)			
Total assets	$22,663	$22,891	$ 23,141
Less: Goodwill and intangible assets, net	(716)	(746)	(762)
Tangible assets (TA)	$ 21,947	$22,145	$22,379

Appendix B
Reconciliation of Certain Incentive Compensation Metrics

ADJUSTMENTS TO PPNR AND OPERATING LEVERAGE IN AIC SCORECARD

As referenced above under "Compensation Discussion and Analysis Compensation Programs–Annual Incentive Compensation–2025 Balanced Scorecard Targets and Results," the calculation of PPNR and Operating Leverage in our AIC scorecard were impacted by certain adjustments that were approved by the CHCC. When the core scorecard was adopted in early 2025, the CHCC pre-approved certain adjustments, including: (i) unplanned gain/loss from portfolio sales; (ii) unplanned impacts from legacy businesses, including amounts associated with the Company's former Epsilon and LoyaltyOne segments; and (iii) unplanned debt retirement/issuance costs.

Certain of these pre-approved adjustments did result in impacts to the Company's results for the PPNR and Operating Leverage metrics, some of which were favorable to the Company's results while others were unfavorable. A summary of the impact of these adjustments is below:

Metric	PPNR	Operating Leverage
Actual Results (unadjusted)	1,857	3.62%
Adjustments		
Exclude Gain on Sale from PPNR; Include Gain on Sale for Operating Leverage	(3)	0.20%
Exclude AIC Impact from Board Discretionary Consideration Framework	4	0.20%
2024 Debt Retirement Costs		(5.75)%
2025 Debt Retirement Costs	74	3.60%
Legacy Business Legal Costs	5	0.25%
Subtotal of Adjustments	80	(1.51)%
Final Results (adjusted)	1,937	2.11%

ADJUSTMENTS TO ROE/ROTCE RESULTS FOR PERFORMANCE-BASED RSUS

As set forth above under "Compensation Discussion and Analysis–Compensation Programs–Long-Term Equity Incentive Compensation–PBRSU Targets and Results," for 2025, the Company's unadjusted ROE performance was 15.8% and unadjusted ROTCE performance was 20.4%. When each annual grant of PBRSUs was made, the CHCC pre-approved certain adjustments to the performance results for: (i) provision build/release impacts; (ii) unplanned gain/loss from portfolio sales; (iii) unplanned impacts from legacy businesses, including amounts associated with the Company's former Epsilon and LoyaltyOne segments; (iv) unplanned debt retirement/issuance costs; (v) unplanned costs due to regulatory changes (e.g., implementation and legal costs); (vi) unplanned material macroeconomic impacts (stress losses, rapid decline in interest rates, etc.); (vii) impacts due to AIC scorecard results being above our 100% target; and (viii) a normalizing adjustment assuming a constant 9% TCE/TA ratio for 2023 and 2024 PBRSUs, and 11% TCE/TA ratio for 2025 PBRSUs.

Among the adjustments set forth in detail in the table below, the 2025 ROE results for the PBRSUs granted in 2023 (but not the PBRSUs granted in 2024 or 2025) were adjusted due to material unplanned changes in the macroeconomic outlook. In making this adjustment to the ROE results for the PBRSUs granted in 2023, the CHCC compared forecasted macroeconomic data (including Federal funds interest rate data, inflation data, price levels and personal savings rates) that existed at the time the grants were made versus the actual macroeconomic data during 2025. At the time the 2023 grants were made, the macroeconomic data suggested that conditions would have significantly improved or would be improving by 2025, with a corresponding impact on the Company's net loss rate and other key financial data, including the reversals of interest and fees from gross credit losses, which correlates with net loss rates. Notably, at the time the Company granted the 2023 PBRSUs, the forecasted net loss rate for 2025 was 6.5%. In fact, high inflation and other challenging macroeconomic conditions persisted throughout 2024, and the actual net loss rate for 2025 was 7.7%, well above this forecast, and correspondingly also driving higher reversals of interest and fees due to higher gross credit losses. Net loss rates have a significant impact on ROE, such that the 2025 ROE results for the PBRSUs granted in 2023 would have been materially impacted but for this difference between forecasted and actual net loss rates, along with other macroeconomic factors outside of the control of management. Accordingly, in certifying the 2025 ROE results, the CHCC made adjustments to the ROE results for the PBRSUs granted in 2023 for these unplanned material macroeconomic impacts; the CHCC did not make any similar adjustment for the 2024 or 2025 PBRSUs.

Below is a summary of the adjustments made in calculating the final 2025 ROE/ROTCE results for the PBRSUs granted in each of 2023, 2024 and 2025.

	2023 PBRSU Grant – Tranche 3 ($mm)		2024 PBRSU Grant – Tranche 2 ($mm)		2025 PBRSU Grant – Tranche 1 ($mm)
Income from Continuing Operations before Income Taxes	$	615	$	615	$	615
Gain on Portfolio Sale	$	(3)	$	(3)	$	(3)
Provision for Credit Losses Release	$	(135)	$	(135)	$	(135)
Legacy Business Costs	$	10	$	10	$	10
Debt Retirement Costs	$	74	$	74	$	74
Adjustment Due to AIC Scorecard Results Being Above Our 100% Target	$	33	$	33	$	33
Income Before Income Taxes, as Adjusted	$	594	$	594	$	594
Provision for Income Taxes, as Adjusted	$	87	$	87	$	87
Net Income, as Adjusted	$	507	$	507	$	507
Base Adj. Avg. ROE / ROTCE for 2025 Grant		15.4%		15.4%		19.8%
9% Capital Adjustments for 2023 and 2024 Grants/ 11% for 2025 Grant		3.8%		3.8%		1.1%
Capital Adjusted ROE / ROTCE for 2025 Grant		19.1%		19.1%		20.9%
Unplanned Impacts – Material Macroeconomic Changes		10.9%				
Final Adjusted ROE / ROTCE for 2025 Grant		30.0%		19.1%		20.9%

Appendix C
2026 Employee Stock Purchase Plan

BREAD FINANCIAL HOLDINGS, INC.
2026 EMPLOYEE STOCK PURCHASE PLAN
(Effective May 19, 2026)

1. **Purpose**. The purpose of the Plan is to provide Employees with an opportunity to purchase Common Stock. The Company intends offerings under the Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (each, a "**Section 423 Offering**"); provided, however, that the Committee may also authorize offerings under the Plan that are not intended to comply with the requirements of Section 423 of the Code, pursuant to any rules, procedures, agreements, appendices, or sub-plans adopted by the Committee for such purpose (each, a "**Non-423 Offering**"). Unless otherwise determined by the Committee, each offering under the Plan in which Employees of the Company and employees of one or more Designated Subsidiaries may participate shall each be deemed a separate offering for purposes of Section 423 of the Code, even if the dates of the applicable Offering Periods of each such offering are identical, and the provisions of the Plan shall separately apply to each offering. With respect to Section 423 Offerings, the terms of separate offerings need not be identical provided that all Employees granted rights in a particular offering shall have the same rights and privileges, except as otherwise may be permitted by Section 423 of the Code; a Non-423 Offering need not satisfy such requirements.

2. Definitions.

    (a) "**Board**" means the Board of Directors of the Company.

    (b) "**Code**" means the U.S. Internal Revenue Code of 1986, as amended.

    (c) "**Committee**" means a committee of the Board appointed by the Board from time to time to administer the Plan in accordance with Section 14 to serve at its pleasure for the purpose of carrying out the responsibilities of the Committee under the Plan. The Committee means the Compensation and Human Capital Committee of the Board unless and until the Board provides otherwise. For any period during which no Committee is in existence, all authority and responsibility assigned the Committee under this Plan shall be exercised, if at all, by the Board.

(d) "**Common Stock**" means the common stock, par value $0.01 per share, of the Company.

(e) "**Company**" means Bread Financial Holdings, Inc., a Delaware corporation.

(f) "**Compensation**" means an Employee's regular wages (i.e., gross straight time), base salary, overtime, commissions, sick pay, vacation pay and holiday pay, as the case may be, paid to an Employee by the Company or a Designated Subsidiary, but excludes bonuses and other incentive compensation, disability (and other leave of absence) pay, workers compensation, severance pay, service related cash awards, any amounts which constitute tax gross ups of taxable amounts, income realized as a result of participation in any stock option, stock purchase, or similar plan of the Company or any Designated Subsidiary and any other form of variable compensation (other than overtime and commissions). For Eligible Employees in the U.S., Compensation shall include elective amounts that are not includible in gross income of the Eligible Employee by reason of Sections 125, 132(f)(4), 402(e)(3), 402(h) or 403(b) of the Code. The Committee shall have discretion to determine the application of this definition to Employees outside the U.S. Notwithstanding the foregoing, the Committee may amend the definition of Compensation without stockholder approval for any Offering Period prior to the commencement of such Offering Period.

(g) "**Contributions**" means all amounts credited to the account of a participant pursuant to the Plan through payroll deductions or other payment that the Committee, in its sole discretion, may permit a participant to make to fund the purchase of a Share pursuant to the Plan.

(h) "**Corporate Transaction**" means a sale of all or substantially all of the Company's assets, or a merger, consolidation or other capital reorganization of the Company with or into another corporation.

(i) "**Designated Subsidiaries**" means the Subsidiaries that have been designated by the Committee from time to time in its sole discretion as eligible to participate in the Plan.

(j) "**Effective Date**" means the date the stockholders of the Company approve the Plan (May 19, 2026).

(k) "**Employee**" means any person, including an Officer, who is (i) an employee of the Company or any of its Designated Subsidiaries and (ii) with respect to a Section 423 Offering, an employee of the Company or any of its Designated Subsidiaries for purposes of Section 423 of the Code.

(l) "**Enrollment Documents**" means such written or electronic subscription agreement or other documents, in such form as may be approved by the Committee from time to time, whereby an Employee elects to participate in the Plan, authorizes the Company or a Designated Subsidiary to withhold payroll deductions from their Compensation and agrees to the terms and conditions of the applicable offering.

(m) "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended.

(n) "**Fair Market Value**" means, with respect to any date that the Common Stock is listed on a national securities exchange or quoted in an interdealer quotation system, the average of the high and low price per share of the Stock on that date as reported in the *Wall Street Journal* (or other reporting service approved by the Committee); provided, however, that with respect to any day on which sales are not reported, "Fair Market Value" for that day means the average of the high and low price per share of the Stock as reported in the *Wall Street Journal* (or other reporting service approved by the Committee) on the next Trading Day, and further provided that with respect to Common Stock that is not listed on a national securities exchange or quoted in an interdealer quotation system, the Fair Market Value shall be determined in good faith using reasonable valuation methods or procedures as shall be established from time to time by the Committee.

(o) "**Fractional Share Interest**" means an interest in a Share allocated to a participant upon exercise of an option and facilitated by the Company's brokerage firm, providing for such rights with respect to a Share as shall be specified by the Committee. In the interest of clarity, no fractional Shares shall be issued by the Company under the Plan.

(p) "**Non-423 Offering**" has the meaning ascribed to such term in Section 1 hereof.

(q) "**Offering Date**" means the first business day of each Offering Period of the Plan.

(r) "**Offering Period**" means, unless amended pursuant to Sections 4 and 21 hereof, a period of six months commencing on the first business day of each of the first and third calendar quarter of each calendar year and ending on the last Trading Day of each such calendar quarter, or such other period of time established in advance by the Committee. The Committee shall conduct each Section 423 Offering in compliance with Section 423 of the Code, and in no event shall an Offering Period exceed 27 months beginning with the Offering Date.

(s) "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and rules and regulations promulgated thereunder.

(t) "**Parent**" means a corporation, domestic or foreign, which holds not less than 50% of the total combined voting power of all classes of stock of the Company, a successor corporation or another Parent, whether or not such corporation now exists or is hereafter organized or acquires the Company, a successor corporation or a Parent.

(u) "**Plan**" means this Bread Financial Holdings, Inc. 2026 Employee Stock Purchase Plan, as it may be amended or restated from time to time.

(v) "**Prior Plan**" means the Bread Financial Amended and Restated 2015 Employee Stock Purchase Plan.

(w) "**Purchase Date**" means the last Trading Day of each Offering Period of the Plan.

(x) "**Purchase Price**" means the price at which Shares may be purchased hereunder and shall be an amount equal to 85% of the Fair Market Value of a Share on the applicable Purchase Date.

(y) "**Section 423 Offering**" has the meaning ascribed to such term in Section 1 hereof.

(z) "**Share**" means a share of Common Stock, as adjusted in accordance with Section 20(a)of the Plan. References in this Plan to a Share shall also mean and include Fractional Share Interests when used in the context of references to Shares underlying an option unless the Plan expressly provides otherwise or the context clearly suggests otherwise.

(aa)   **"Subsidiary"** means a corporation, domestic or foreign, that meets the definition of "subsidiary corporation" within the meaning of Section 424(f) of the Code, whether or not such corporation now exists or is hereafter organized or acquired by the Company, a successor corporation or a Subsidiary.

(bb)   "**Tax-Related Items**" means any U.S. federal, state, and/or local taxes and/or any non-U.S. taxes (including, without limitation, income tax, social insurance contributions (or similar contributions), payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax and any other tax or tax-related item related to participation in the Plan and legally applicable to a participant, including any employer liability for which the participant is liable pursuant to applicable laws or the applicable Enrollment Documents).

(cc)   "**Trading Date**" a day on which the principal exchange that the Common Stock is listed on is open for trading.

(dd)   "**U.S.**" means the United States of America.

3.   **Eligibility.**

(a)   Any person who is an Employee as of the Offering Date of a given Offering Period shall be eligible to participate in such Offering Period under the Plan, subject to the requirements of Section 5(a), and in the case of a Section 423 Offering, the limitations imposed by Section 423(b) of the Code.

(b)   The Committee, in its discretion, from time to time may, prior to an Offering Period for all rights to be granted in a Section 423 Offering, determine (on a uniform and nondiscriminatory basis) that the following Employees will not be eligible to participate if they: (i) have not completed at least two (2) years of service as an employee since their last hire date (or such lesser period of time as may be determined by the Committee in its discretion), (ii) customarily work as an employee not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Committee in its sole discretion), (iii) customarily work as an employee not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Committee in its sole discretion), (iv) are a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) are a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or are an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each offering in an identical manner to all highly compensated individuals of the Company or Designated Subsidiary whose employees are participating in that offering. The Committee, in its discretion, may also determine that the foregoing Employees are not eligible to participate in a Non-423 Offering, subject to applicable laws.

(c)   The Committee shall have the discretion to determine an individual's eligibility status in the case of any of the following, regardless of any subsequent reclassification as an employee by the Company or a Designated Subsidiary, any governmental agency, or any court: (i) any independent contractor; (ii) any consultant; (iii) any individual performing services for the Company or a Designated Subsidiary who has entered into an independent contractor or consultant agreement with the Company or a Designated Subsidiary; (iv) any individual performing services for the Company or a Designated Subsidiary under an independent contractor or consultant agreement, a purchase order, a supplier agreement or any other agreement that the Company or a Designated Subsidiary enters into for services; (v) any individual classified by the Company or a Designated Subsidiary as contract labor (such as contractors, contract employees, job shoppers), regardless of length of service; (vi) any individual whose base wage or salary is not processed for payment by the payroll department(s) or payroll provider(s) of the Company or a Designated Subsidiary; and (vii) any employee who is leased from or otherwise employed by a third party, including, for clarity, a professional employer organization. The Committee shall have exclusive discretion to determine whether an Employee is eligible to participate in the Plan.

(d)   An Employee who works for the Company or a Designated Subsidiary and is a citizen or resident of a jurisdiction other than the U.S. (without regard to whether such individual also is a citizen or resident of the U.S. or is a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering Period if the participation of such Eligible Employee is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or a Section 423 Offering to violate Section 423 of the Code. In the case of a Non-423 Offering, an Employee (or group of Employees) may be excluded from participation in the Plan or an Offering Period if the Committee has determined, in its sole discretion, that participation of such Employee(s) is not advisable or practicable for any reason.

(e)   Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) if immediately after the grant, such Employee (together with any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock or hold outstanding options to purchase stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary or Parent of the Company, or (ii) if such option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4.   **Offering Periods**. The Plan shall be implemented by a series of Offering Periods. The Plan shall continue until terminated in accordance with Section 21 hereof. The Committee shall have the power to change the duration or the frequency of Offering Periods with respect to future offerings without stockholder approval if such change is announced at least five days prior to the scheduled beginning of the first Offering Period to be affected. Notwithstanding anything in the Plan to the contrary, the Committee may establish additional or alternative concurrent, sequential or overlapping Offering Periods, multiple purchase periods within Offering Periods, a different duration for one or more Offering Periods or different commencing or ending dates for such Offering Periods.

5.   **Participation.**

(a)   An eligible Employee may become a participant in the Plan by completing the Enrollment Documents provided by the Company and submitting them to the Company's Human Resources Department or a stock brokerage or other firm designated by the Company ("**Designated Broker**") by the date and time that is communicated separately to eligible Employees. The Enrollment Documents and their submission may be electronic, as directed by the Company. The Enrollment Documents shall set forth the percentage or dollar amount of the participant's Compensation (subject to Section 6(a) below) to be paid as Contributions pursuant to the Plan.

(b) Payroll deductions shall commence on the first payroll paid after the Offering Date and shall end on the last payroll paid prior to the Purchase Date of the Offering Period to which the Enrollment Documents are applicable, unless sooner terminated by the participant pursuant to Section 6(b).

6. **Method of Payment Contributions.**

(a) A participant shall elect to have payroll deductions made on each payday during the Offering Period in:

(i) an amount not less than one percent (1%) and not more than 100 percent (100%) of Compensation in whole percentages, or

(ii) a specified dollar amount in five-dollar increments of such participant's Compensation on each payday during the Offering Period.
All payroll deductions made by a participant shall be credited to his or her account under the Plan. A participant may not make any additional payments into such account, unless otherwise permitted by the Committee and, with respect to a Section 423 Offering, in compliance with Section 423 of the Code; provided that with respect to an election made pursuant to either clause (i) or clause (ii), such election must be administratively feasible.

(b) After the commencement of the Offering Period, unless the Committee determined otherwise in connection with a particular Offering Period, a participant shall not be permitted to change the percentage of Compensation elected to be withheld during that Offering Period. Notwithstanding the foregoing, a participant may elect to reduce the percentage of Compensation to zero percent (0%) once an Offering Period has commenced. If a participant reduces their percentage of Compensation to zero percent (0%) once an Offering Period has commenced, the contributions made by the participant prior to such reduction will be applied to the purchase of shares on the next Purchase Date, but if the participant does not increase such percentage of Compensation above zero percent (0%) prior to the commencement of the next subsequent Offering Period under the Plan, such action will be treated as the participant's withdrawal from the Plan in accordance with the following sentence, effective as of immediately prior to the next subsequent Offering Period. A participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering Period by delivering to the Company a notice of withdrawal in such form as the Company may provide. Such withdrawal may be elected by the date prior to the last day of the Offering Period that is communicated separately to the Eligible Person. Upon such withdrawal from the Offering by a participant, the Company shall distribute to such participant all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire Shares for the participant) during the Offering Period, and such participant's participation in that Offering Period shall be automatically terminated. Withdrawal during an Offering Period shall have no effect upon such Employee's eligibility to participate in any other Offering Periods, but such Employee shall be required to deliver new Enrollment Documents in order to participate in subsequent Offering Periods by the date and time that is communicated separately to the Eligible Person.

(c) A participant may elect to increase or decrease the rate or amount of his or her Contributions with respect to the next Offering Period by completing and filing with the Company new Enrollment Documents authorizing a change in the payroll rate. An increase or decrease (other than a discontinuance of Contributions) in the rate or amount of a participant's Contribution shall be effective at the beginning of the next Offering Period. The new Enrollment Documents for increasing or decreasing Contributions (other than a withdrawal) must be completed and received by the date and time that is communicated separately to the Eligible Person. If the election is not timely filed, the election will not become effective until the beginning of the Offering Period following the next Offering Period.

(d)   Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(e) herein, an Employee's payroll deductions may be decreased during any Offering Period scheduled to end during the current calendar year to zero percent (0%).

(e)   The Contributions shall be withheld in the form of payroll deductions made on each pay day during the Offering Period, provided that if the Committee determines that payroll deductions are not permitted or feasible in a particular country outside of the U.S., the Committee may permit a participant to participate by an alternative means (in which case any reference to payroll deductions in this Plan shall also mean the Contributions made through other means).

(f)   Any Enrollment Documents in effect for an Offering Period shall remain in effect as to any subsequent Offering Period unless revoked by the submission of a request to discontinue payroll deductions for that Offering Period or modified by submission of a new Enrollment Document during an enrollment period for any Offering Period (or such other period as may be established by the Committee), or until the participant ceases to be eligible to participate for any reason. Participation in the subsequent Offering Period will be governed by the terms and conditions of the Plan, the applicable offering and the Enrollment Documents in effect at the beginning of such Offering Period, subject to the participant's right to withdraw from the Plan in accordance with Section 6(b).

(g)   The Committee will establish procedures for all elections hereunder.

7.   **Grant of Option**. On the Offering Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on the applicable Purchase Date a number of Shares determined by dividing such Employee's Contributions accumulated prior to such Purchase Date and retained in the participant's account as of the Purchase Date by the applicable Purchase Price, subject to any adjustment pursuant to Section 20(a) hereof, and provided further that such purchase shall be subject to the limitations set forth in Sections 3(e) and 13 hereof. In addition, subject to the limitations set forth in the foregoing sentence, no participant may purchase in excess of 1,800 Shares under the Plan per Offering Period or such other maximum number of Shares as may be established for an Offering Period by the Committee (in each case subject to adjustment pursuant to Section 20(a) hereof).

8.   **Exercise of Option**. Unless a participant withdraws from the Plan as provided in Sections 6(b) herein, his or her option for the purchase of Shares will be exercised automatically on the Purchase Date of each Offering Period and the maximum number of Shares and in the interest of clarity, Fractional Shares Interests (unless the Committee has otherwise determined in connection with a particular Offering Period that Fractional Share Interests may not be purchased) will be purchased at the applicable Purchase Price with the accumulated Contributions in his or her account. The Shares purchased upon exercise of an option hereunder shall be deemed to be transferred to the participant on the Purchase Date. Unless otherwise determined by the Committee, following the purchase of Shares on each Purchase Date, any remaining payroll deductions for each participant shall be refunded to the participant as soon as administratively practicable.

9. **Delivery**. As promptly as practicable after each Purchase Date, the Shares purchased by each participant pursuant to the Plan shall be deposited directly into a brokerage account established in the participant's name with the Designated Broker. Any payroll deductions accumulated in a participant's account that are not applied toward the purchase of Shares on a Purchase Date due to limitations imposed by the Plan shall be returned to the participant as soon as administratively feasible.

10. **Withdrawal of Shares**. A participant may withdraw all or any number of whole Shares credited to his or her account on the applicable Purchase Date by directing the Designated Broker to cause his or her Shares to be either sold with the net proceeds (less applicable commissions and other charges) distributed in cash to the participant or transferred to another brokerage account of the participant; provided, however, the Committee may determine that participants are required to (a) keep all Shares in an account with the Designated Broker for a certain period of time (including until they are sold) or (b) provide notice of any transfer of Shares to the Company, along with any undertaking the Committee may determine is necessary or advisable, to enable the Company or any Designated Subsidiary to comply with any tax or regulatory requirements in relation to the Plan.

11. **Employment**.

    (a) **Termination**. Upon termination of a participant's status as an Employee prior to the Purchase Date of an Offering Period for any reason, whether voluntary or involuntary, including retirement or death, (and including due to a Designated Subsidiary employing such Employee ceasing to be a Designated Subsidiary) the Contributions credited to his or her account will be refunded to the participant or his estate as the case may be, through normal payroll processing as soon as administratively practicable following such termination.

    (b) **Leave of Absence**. For purposes of a Section 423 Offering, a participant shall not be deemed to have ceased to be an eligible Employee while such participant is on any military leave, sick leave, or other bona fide leave of absence approved by the Designated Subsidiary of three (3) months or less; provided that where the period of leave exceeds three (3) months and the participant's right to reemployment is not guaranteed by statute or by contract, for purposes of the Plan, the participant will be deemed to have ceased to be an Employee three (3) months and one (1) day following the commencement of such leave. Subject to the discretion of the Committee, if a participant is granted a leave of absence during which the participant receives Compensation, payroll deductions on behalf of the participant will continue and any payroll deductions credited to the participant's account may be used to purchase Shares as provided under the Plan. If a participant is granted a leave of absence during which the participant does not receive Compensation, payroll deductions on behalf of the participant will be discontinued and no other payroll deductions will be permitted (unless otherwise determined by the Committee or required by applicable law), but any payroll deductions then credited to the participant's account may be used to purchase Shares on the next applicable Purchase Date.

    (c) **Transfer of Employment**. Unless otherwise determined by the Committee or required by applicable law, a participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) between the Company and a Designated Subsidiary or between Designated Subsidiaries will not be treated as having terminated employment for purposes of participating in the Plan or an offering. The Committee may establish additional or different rules to govern transfers of employment for purposes of participation in the Plan or an offering, consistent with the applicable requirements of Section 423 of the Code.

12. **Interest**. No interest shall accrue on the Contributions of a participant in the Plan unless otherwise determined by the Committee or required by applicable law.

13. **Shares Reserved for the Plan**.

   (a) Subject to adjustment as provided in Section 20(a), the maximum number of Shares that shall be made available for sale under the Plan shall be the sum of 1,000,000 Shares, plus the number of Shares available for sale under the Prior Plan immediately prior to the Effective Date. Shares to be delivered upon the exercise of options may be either Shares which are authorized but unissued or Shares held by the Company in its treasury or Shares purchased on the open market by the Company for issuance under this Plan. If an option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject to the option shall become available for other options granted under the Plan. For avoidance of doubt, up to the maximum number of Shares reserved under this Section 13(a) may be used to satisfy purchases of Shares under Section 423 Offerings and any remaining portion of such maximum number of Shares may be used to satisfy purchases of Shares under Non-423 Offerings. Further, Shares withheld to satisfy Tax-Related Items shall not reduce the number of Shares available for sale pursuant to the Plan and shall again be made available for sale pursuant to the Plan.

   (b) If the Committee determines that, on a given Purchase Date, the number of Shares with respect to which options are to be exercised may exceed (i) the number of Shares that were available for sale under the Plan on the Offering Date of the applicable Offering Period, or (ii) the number of Shares available for sale under the Plan on such Purchase Date, the Committee shall make a pro rata allocation of the Shares available for purchase on such Offering Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable, and as it shall determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Purchase Date, and may continue the Plan as then in effect, or terminate the Plan pursuant to Section 21 below. The Committee may make a pro rata allocation of the Shares available on the Offering Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company's stockholders subsequent to such Offering Date.

14. **Administration.**

   (a) The Committee shall supervise and administer the Plan and shall have full power to delegate the authority to administer the Plan to the extent permitted under applicable law. The Committee may adopt, amend and rescind any rules deemed desirable and appropriate for the Plan and not inconsistent with the Plan to interpret the Plan. The Committee and the designated executive officer, as may be so instructed by the Committee, may make all other determinations necessary or advisable for the administration of the Plan. All determinations, interpretations and constructions made by the Committee in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons. The Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, subject however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board some or all of the powers previously delegated. Notwithstanding the foregoing, the designated executive officer shall only have those powers and duties with respect to the administration of the Plan as so explicitly granted by either the Board or Committee and to the extent that such powers and duties are not inconsistent with the terms of the Plan.

(b)   Notwithstanding any provision to the contrary in this Plan, the Committee may adopt such sub-plans, procedures and practices ("sub-plans") relating to the operation and administration of the Plan to accommodate local laws, customs and procedures for jurisdictions outside of the U.S., the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of Section 13 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan will govern the operation of such sub-plan. To the extent inconsistent with the requirements of Section 423 of the Code, any such sub-plan will be considered part of a Non-423 Offering, and options granted thereunder will not be required by the terms of the Plan to comply with Section 423 of the Code. Without limiting the generality of the foregoing, the Committee is authorized to adopt sub-plans for particular non-U.S. jurisdictions that modify the terms of the Plan to meet applicable local requirements, customs or procedures regarding, without limitation, (i) eligibility to participate, (ii) the definition of Compensation, (iii) the dates and duration of Offering Periods or other periods during which participants may make payroll deductions towards the purchase of Shares, (iv) the method of determining the purchase price and the discount from Fair Market Value at which Shares may be purchased, (v) any minimum or maximum amount of payroll deductions a participant may make in an Offering Period or other specified period under the applicable sub-plan, (vi) the treatment of options upon a Corporate Transaction or a change in capitalization of the Company, (vii) the handling of payroll deductions and the methods for making payroll deductions by means other than payroll deductions, (viii) establishment of bank, building society or trust accounts to hold payroll deductions, (ix) payment of interest, (x) conversion of local currency, (xi) obligations to pay payroll tax, (xii) withholding procedures, and (xiii) handling of Share issuances.

15.   **Transferability**.

(a)   Neither Contributions credited to a participant's account nor any rights with regard to the exercise of an option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 6(b). An option shall be exercisable during the lifetime of the participant only by the participant.

(b)   Any Fractional Share Interests issued to a participant shall remain in the participant's account at the Company's designated brokerage firm until the disposition of the Fractional Share Interests and shall not become transferable to another broker unless and until any Fractional Share Interests aggregate to a whole Share.

16.   **Rights as a Stockholder**. A participant shall not be deemed holder of, or have any of the rights of a holder with respect to Shares subject to options under this Plan unless and until the participant's Shares acquired upon exercise of such options are recorded in the books of the Company (or its transfer agent). Unless otherwise provided by the Committee, a participant shall not be, nor shall have any rights or privileges of, a stockholder of the Company, including the right to vote, in respect of any Fractional Share Interests issued to a participant until the Fractional Share Interests credited to the participant aggregate to a whole Share.

17.   **Use of Funds**. All Contributions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions, unless otherwise determined by the Committee or required by applicable law.

18. **Reports**. Individual accounts will be maintained for each participant in the Plan. Statements of accounts will be provided to participating Employees by the Company or the Designated Broker at least annually, which statements will set forth the amounts of Contributions, the per Share Purchase Price, the number of Shares purchased and the remaining cash balance, if any.

19. **Taxes.** At the time a participant's option is exercised, in whole or in part, or at the time a participant disposes of some or all of the Shares acquired under the Plan, or at the time of any other taxable event, the participant will make adequate provision for any Tax-Related Items. In its sole discretion, the Company may provide that the withholding obligation of the Company or a Designated Subsidiary for the Tax-Related Items may be satisfied by (a) withholding from the participant's wages or other compensation, (b) withholding a sufficient number of Shares (including less than a whole Share) otherwise issuable following purchase, (c) withholding from proceeds of the sale of Shares issued upon purchase, either through a voluntary sale or a mandatory sale arranged by the Company, (d) requiring the participant to make a cash payment to the Company or the Designated Subsidiary, or (e) any other method permitted under applicable law.

20. **Adjustments upon Changes in Capitalization Corporate Transactions.**

    (a) **Adjustment**. Subject to any required action by the stockholders of the Company, the number of Shares set forth in Section 13(a), including the number of Shares covered by each option under the Plan that has not yet been exercised and the number of Shares that have been authorized for issuance under the Plan but have not yet been placed under option (collectively, the "**Reserves**"), the maximum number of Shares that may be purchased by a participant in an Offering Period, and the price per Share of each option under the Plan that has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock (including any such change in the number of Shares effected in connection with a change in domicile of the Company), or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an option.

    (b) **Corporate Transaction**. In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board or the Committee. In the event of a Corporate Transaction, each option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a Parent or Subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute for outstanding options, each Offering Period then in progress shall be shortened and a new Purchase Date shall be set (the "**New Purchase Date**"), as of which date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the transaction and the Board or Committee shall notify each participant in writing, at least 10 days prior to the New Purchase Date, that the Purchase Date for his or her option has been changed to the New Purchase Date and that his or her option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 6(b). For purposes of this Section 20(b), an option granted under the Plan shall be deemed to be assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Corporate Transaction, each holder of an option under the Plan would be entitled to receive upon exercise of the option the same number and kind of shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to the transaction, the holder of the number of Shares covered by the option at such time (after giving effect to any adjustments in the number of Shares covered by the option as provided for in this Section 20(b)); provided, however, that if the consideration received in the transaction is not solely common stock of the successor corporation or its Parent, the Board or the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation or its Parent equal in Fair Market Value to the per Share consideration received by holders of Common Stock in the transaction.

21. <u>**Amendment or Termination of the Plan.**</u>

(a) The Boardor the Committee may at any time and for any reason terminate, suspend or amend the Plan. Except as provided in Section 20, no such termination of the Plan may affect options previously granted, provided that the Plan or an Offering Period may be terminated by the Board or the Committee on a Purchase Date or by the setting by the Board or Committee of a new Purchase Date with respect to an Offering Period then in progress if the Board or Committee determines that termination of the Plan or the Offering Period is in the best interests of the Company and the stockholders or if continuation of the Plan or the Offering Period would cause the Company to incur adverse accounting charges as a result of a change, after the Effective Date, in the generally accepted accounting rules applicable to the Plan. Except as provided in Section 20 and in this Section 21, no amendment to the Plan shall make any change in any option previously granted that materially and adversely affects the rights of any participant unless the amendment is necessary or advisable to facilitate compliance with applicable law, as determined by the Committee in its sole discretion. In addition, to the extent necessary to comply with Rule 16b-3 under the Exchange Act or under Section 423 of the Code (or any successor rule or provision or any other applicable law or regulation) or stock exchange rules, the Company shall obtain stockholder approval in such a manner and to such a degree as so required.

(b) Without stockholder consent and without regard to whether any participant rights may be considered to have been adversely affected, the Committee shall be entitled to change the Offering Periods, limit the frequency or number of changes in the Contributions withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable that are consistent with the Plan.

22. **Notices**. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

23. **Conditions upon Issuance of Shares**. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such Shares pursuant thereto shall comply with all applicable provisions of U.S. or non-U.S. law, including, without limitation, the U.S. Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, applicable state securities laws, non-U.S. securities laws, exchange control laws and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

24. **Additional Restrictions of Rule 16b-3**. The terms and conditions of options granted hereunder to, and the purchase of Shares by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the Shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

25. **Miscellaneous.**

   (a) The Plan and Enrollment Documents do not constitute an employment contract. Nothing in this Plan or Enrollment Documents shall in any way alter the at-will nature of a participant's employment (if applicable) or be deemed to create in any way whatsoever any obligation on part of any participant to continue in the employ of the Company or Designated Subsidiaries, or on part of the Company or Designated Subsidiary to continue the employment of the participant.

   (b) The validity, construction and effect of the Plan, any rules and regulations relating to the Plan and any option granted hereunder shall be determined in accordance with of the State of Delaware, without giving effect to principles of conflict of laws.

   (c) By enrolling in the Plan, each participant acknowledges and agrees that the option such participant has been awarded under the Plan, and any other options the Company may grant in the future, even if such options are made repeatedly or regularly, and regardless of their amount, (i) are wholly discretionary, are not a term or condition of employment and do not form part of a contract of employment, or any other working arrangement, between the participant and the Company or any Designated Subsidiary; (ii) do not create any contractual entitlement to receive future options or to continued employment; and (iii) do not form part of salary or remuneration for purposes of determining pension payments or any other purposes, including, without limitation, termination indemnities, severance, resignation, redundancy, bonuses, long-term service awards, pension or retirement benefits, or similar payments, except as otherwise required by applicable law.

   (d) The Company may require the participant to give the Company prompt notice of any disposition of Shares acquired under the Plan.

26. **<u>Section 409A of the Code</u>**. This Plan is intended to be exempt from the application of Section 409A of the Code and any ambiguities hereunder will be interpreted to so be exempt from Code Section 409A. In furtherance of the foregoing and notwithstanding anything in the Plan to the contrary, if the Committee determines than an option granted under the Plan at any time may be subject to Code Section 409A or that any provision of the Plan would cause an option under the Plan to be subject to Code Section 409A, the Committee shall have the authority to amend the Plan or any outstanding option granted under the Plan, or take such other action as the Committee determines is necessary or appropriate, in each case, without the participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such option to comply with Code Section 409A. Notwithstanding the foregoing, neither the Company nor any affiliate shall have no liability to a participant or any other party if an option to purchase Shares under the Plan that is intended to be exempt or compliant with Code Section 409A is not so exempt or compliant or for any action taken by the Committee with respect thereto. The Company makes no representation that the option to purchase Shares under the Plan is exempt from or compliant with Code Section 409A.

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